
03007864

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metorex Limited

*CURRENT ADDRESS 2nd Floor, South Wing, Cradock Heights
21 Cradock Ave, Rosebank, 2196
South Africa

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34711 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: M Coscio

DATE : 3/28/03

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Form/Vorm CM9

CERTIFIED TRUE COPY
MEYER WILSON MARSH INC.

Registration No. of company/Registrasienommer van maatskappy

05/05478/06

82-34711

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

CONSOLIDATED MURCHISON LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

METOREX LIMITED

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 1st

day of/dag van December

One Thousand Nine Hundred and/Eenduisend Negehonderd ninety nine

Registrar of Companies/Registrateur van Maatskappye

Certificate of change of name dated __________ herewith
Hierby sertifikaat van verandering van naam gedateer

Name of Company
Naam van maatskappy METOREX LIMITED

Postal Address
Posadres PO BOX 2814

SAXONWOLD, JOHANNESBURG

Date stamp of companies Registration Office
Registrar of Companies
Datumstempel van registrasiekantoor vir Maatskappye.
Registrateur van Maatskappye.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

1999 -12- 01

Certificate of change of name

I hereby certify that the

"Consolidated Murchison (Transvaal) Goldfields and Development Company Limited"

has changed its name by special resolution and is now called

Consolidated Murchison Limited

and that I have entered this new name in the register of companies.

Signed at Pretoria this twenty-eighth day of April one thousand nine hundred and seventy-two.

for Registrar of Companies

Certificate

under s. 84 of the Companies Act, 1926 (Act No. 46 of 1926), that a company is entitled *to commence business.*

I hereby certify that

the

"Consolidated Murchison (Transvaal) Goldfields and Development Company Limited"

which was incorporated under the Companies Act, 1926 (Act No. 46 of 1926), on the eighteenth day of April, 1934, and which has this day lodged an affidavit that the conditions of s. 84-1 (a) and (b) of the said Act have been complied with, is entitled to commence business.

Given under my hand at Pretoria this twenty-first day of April, one thousand nine hundred and thirty-four.

Registrar of Companies.

Received and cancelled
stamps 7/6

Certificate of incorporation

I hereby certify that

"Consolidated Murchison (Transvaal) Goldfields and Development Company Limited"

is this day incorporated under the Companies Act, 1926 (Act No. 46 of 1926), and that the Company is Limited.

Given under my hand at Pretoria this eighteenth day of April, one thousand nine hundred and thirty-four.

Registrar of Companies.

Received and cancelled
stamps 7/6

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special resolution

(Section 200)
(To be lodged in duplicate)

REGISTRATEUR VAN MAATSKAPPYE EN BESLOTE KORPORASIES
Revenue stamp or revenue franking machine impression R80
1999 -11- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company
05/05478/06

Name of company CONSOLIDATED MURCHISON LIMITED

Date notice given to members 29 OCTOBER 1999 Date resolution passed 22 NOVEMBER 1999

Special resolution passed in terms of section 199, 87, 62 of the Act/*~~paragraph~~ ________ ~~of the memorandum/~~
~~*article~~ ________ ~~of the articles~~.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached/~~*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)
Resolved:

SEE ANNEXURE "A"

Rubber stamp of company, if any, or of secretaries.

Date 22 NOVEMBER 1999 Signature [signature]
Director/Secretary/Manager

Name (in block capitals) C. D. S. NEEDHAM

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
05/05478/06

Name of company CONSOLIDATED MURCHISON LIMITED

Postal address P O BOX 2814, SAXONWOLD, JOHANNESBURG
2132

Special resolution registered this day
REGISTRATEUR VAN MAATSKAPPYE EN BESLOTE KORPORASIES
Date stamp of Companies Registration Office
1999 -12- 01
Registrar of Companies
[signature]
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Not valid unless stamped by Registrar of Companies.

ANNEXURE "A"

Special Resolution Number 1

that, as a special resolution of the company and subject to the passing and where necessary, the registration of ordinary resolutions numbers 1 to 10 and special resolution number 2 to be proposed at the meeting held to consider, *inter alia*, this special resolution number 1, the authorised share capital of the company be and is hereby increased from R900 000 divided into 9 000 000 Cons Murch ordinary shares of 10 cents each to R25 000 000 divided into 250 000 000 Cons Murch ordinary shares of 10 cents each, by the creation of 241 000 000 Cons Murch ordinary shares of 10 cents each, ranking *pari passu* in all respects with the existing Cons Murch ordinary shares in the authorised share capital of the company.

Special Resolution Number 2

that, as a special resolution of the company and subject to the passing and where necessary, the registration of ordinary resolutions numbers 1 to 10 and special resolution number 1, the company change its name from Consolidated Murchison Limited to Metorex Limited.

Special Resolution Number 3

that, as a special resolution of the company proposed at the meeting held to consider, *inter alia*, this special resolution number 4, the company amend its articles of association by inserting the following new Article 142:

"142 (a) The company may from time to time approve the acquisition of any of its issued shares in the manner contemplated by and subject to the Act.

(b) The company may from time to time make payments in cash or *in specie* to its shareholders, as contemplated by and subject to section 90 of the Act, in any manner authorised by these Articles.

(c) Subject to the provisions of the Act, the company may from time to time by ordinary resolution reduce its share premium account in any manner whatsoever, including, but not being limited to, the payment in cash or *in specie* contemplated by Article 142(b) and section 90 of the Act."

Special Resolution Number 4

that, subject to the passing of special resolution number 4 and the registration thereof, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, the acquisition by the company from time to time of issued shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time decide but subject always to the provisions of the Companies Act and the Listings Requirements of the JSE, which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 5) it being recorded that the current Listings Requirements of the JSE provide that the company can only make a general repurchase of securities if:

(a) the repurchase of securities is implemented on the JSE;

(b) the company is authorised thereto by its Articles;

(c) the company is authorised by members in terms of a special resolution of the company, in general meeting, which authorisation shall only be valid until the next annual general meeting provided it shall not extend beyond 15 months from the date of the resolution;

(d) the general repurchase is limited to a maximum of 10% of the company's issued share capital of that class at the time the authority is granted; and

(e) repurchases must not be made at a price more than 5% above the weighted average of the market value of the securities for the five business days immediately preceding the date of repurchase.

Special Resolution Number 5

that, as a special resolution of the company proposed at the meeting held to consider, *inter alia*, this special resolution number 3, the company amend its articles as follows:

by changing Article 57 from reading:

"In the case of an equality of votes, whether on a show of hands or a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member."

to

"In the case of an equality of votes, whether on a show of hands or a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled to as a member;"

by changing Article 102 from reading:

"Questions arising at any meeting shall be decided by a majority of votes, and in the case of an equality of votes the Chairman shall have a second or casting vote, provided that should the quorum be two and should only two directors be present at the meeting, the Chairman shall not have a casting vote."

to

"Questions arising at any meeting shall be decided by a majority of votes, and in the case of an equality of votes the Chairman shall not have a second or casting vote;"

to replace the last sentence of Article 99 to read:

"A director who is not in South Africa shall be entitled to notice of any meeting."

Whereas the present wording does not allow for such a director to receive notice of such a meeting.



Consolidated Murchison Limited

(Incorporated in the Republic of South Africa)
(Registration number 05/05478/06)
("Cons Murch" or "the company")

Notice of general meeting of Cons Murch members

Notice is hereby given that a general meeting of Cons Murch members will be held on 22 November 1999 at 09:00 in the boardroom at 2nd Floor, Cradock Heights, 21 Cradock Avenue, Rosebank, Johannesburg for the purpose of considering and, if deemed fit, passing, with or without modification, the following ordinary and special resolutions:

ORDINARY RESOLUTION NUMBER 1

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 2 to 10 and special resolutions numbers 1 and 2 to be proposed at the meeting held to consider, *inter alia,* this ordinary resolution number 1, the acquisition by Cons Murch from Metorex (Proprietary) Limited ("Old Metorex") of 29,11% of the shares and claims owned by Old Metorex in Maranda Mines Limited ("Maranda") for a total purchase consideration of R19,02 million, to be settled by the issue to Old Metorex of 6 791 467 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and Old Metorex, a copy of which is tabled at the meeting at which this resolution is proposed and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the Johannesburg Stock Exchange ("JSE"), being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 2

"Resolved that subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 and 3 to 10 and special resolutions numbers 1 and 2 to be proposed at the meeting held to consider, *inter alia,* this ordinary resolution number 2, the acquisition by Cons Murch from Old Metorex of 70% of the shares and claims in Vergenoeg Mining Company (Proprietary) Limited ("Vergenoeg") for a total purchase consideration of R52,5 million, to be settled by the issue to Old Metorex of 18 750 000 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and Old Metorex, a copy of which is tabled at the meeting at which this resolution is proposed and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 3

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1, 2 and 4 to 10 and special resolutions numbers 1 and 2 to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 3, the acquisition by Cons Murch from Old Metorex, Randex Limited ("Randex"), Mercantile Lisbon Bank Holdings Limited ("Mercantile"), the Metallica Trust, and Mrs S Turner of all their shares and claims in Wakefield Investments (Proprietary) Limited ("Wakefield"), for a total purchase consideration of R27,6 million, to be settled by the issue to the aforesaid parties *pro rata* to their shareholding in Wakefield, of 9 857 143 new ordinary shares in Cons Murch at an issue price of R2,80 per share in terms of an agreement entered into between Cons Murch and the aforesaid parties, a copy of [illegible]

is tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 4

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 3 and 5 to 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia,* this ordinary resolution number 4, the proposal by Cons Murch of a scheme of arrangement to O'Okiep Copper Company Limited ("O'Okiep"), between O'Okiep and the shareholders in O'Okiep other than Cons Murch, and in terms of which Cons Murch will acquire all of the shares in O'Okiep owned by such shareholders in return for the issue to such shareholders of new ordinary shares in Cons Murch at a conversion ratio of 204,08 Cons Murch shares to each 100 O'Okiep shares in terms of a draft scheme document presented to the meeting, a copy of which has been tabled at the meeting at which this resolution is prepared, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid proposal of the scheme of arrangement."

ORDINARY RESOLUTION NUMBER 5

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 4 and 6 to 10 and special resolution numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 5, in the event that the scheme of arrangement referred to in ordinary resolution number 4 is not approved by the relevant shareholders in O'Okiep and sanctioned by the High Court, the acquisition by Cons Murch from Old Metorex of 88,98% of the shares and claims in O'Okiep presently owned by Old Metorex for a total purchase consideration of R35,59 million, to be settled by the issue to Old Metorex of 12 711 429 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and Old Metorex, a copy of which is tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 6

"Resolved that, subject to the passing, and where necessary, the registration of ordinary resolutions numbers 1 to 5 and 7 to 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia,* this ordinary resolution 6, the acquisition by Cons Murch of 85% of the shares and claims in Chibuluma Mines Plc ("Chibuluma"), a company incorporated in Zambia, held by Crew Development Corporation ("Crew"), Old Metorex, and Genbel Securities Limited ("Gensec") in a ratio of 29.75: 12.75: 17.00, for a total purchase consideration of R68,425 million to be settled by the issue to the aforementioned parties of 24 437 500 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and the aforementioned parties, a copy of which is tabled at the meeting at which this resolution is proposed and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon the simple majority of the votes of members other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 7

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 6 and 8 to 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia,* this ordinary resolution number 7, the acquisition by Cons Murch from Old Metorex and Mercantile of the shares and claims in Metmin (Proprietary) Limited ("Metmin") held between Old Metorex and Mercantile in a ratio of 65%: 35%, for a total purchase consideration of R1,05 million to be settled by the issue to Old Metorex and Mercantile, *pro rata* to their shareholding, of 375 000 new ordinary shares in Cons Murch at an issue price of R2,80 per share, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 8

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 7 and 9 to 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 8, the acquisition by Cons Murch from Old Metorex, as a going concern, the business and assets of Old Metorex (including an assignment of its management contracts and agreements with Maranda, Chibuluma, Wakefield, O'Okiep, Vergenoeg, Metmin, Leeuwfontein Myne (Proprietary) Limited, Antimony Products (Proprietary) Limited and Side Minerals (Proprietary) Limited)) for a total purchase consideration of R29 million to be settled by the issue to Old Metorex of 10 357 143 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and Old Metorex, a copy of which is tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 9

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 8 and 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia,* this ordinary resolution number 9, the proposal by Cons Murch of a scheme of arrangement to be proposed to Maranda, and the shareholders in Maranda other than Cons Murch and Old Metorex, and in terms of which, *inter alia,* Cons Murch will acquire all of the shares in Maranda owned by such shareholders in return for the issue to such shareholders of new ordinary shares in Cons Murch at a conversion ratio of 63,52 Cons Murch shares for every 100 Maranda shares, in terms of a draft scheme document presented to the meeting, a copy of which has been tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid proposal of the scheme of arrangement."

ORDINARY RESOLUTION NUMBER 10

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 9 and special resolution numbers 1 and 2 to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 10, the capitalisation by Cons Murch of shareholders' loans amounting to R28 775 000 (twenty eight million seven hundred and seventy-five thousand Rand) owed to Old Metorex, Crew and Gensec in the ratio 80: 10: 10, to be settled by the issue to the aforesaid parties of 10 276 786 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and the aforesaid parties, a copy of which is tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a 75% majority of the votes of members present in person or represented by proxy and voting at the proposed meeting, but specifically excluding Old Metorex and Crew being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid agreement."

SPECIAL RESOLUTION NUMBER 1

"Resolved that, as a special resolution of the company, and, subject to the passing and where necessary, the registration of ordinary resolutions numbers 1 to 10 and special resolution number 2 to be proposed at the meeting held to consider, *inter alia*, this special resolution number 1, the authorised share capital of the company be and is hereby increased from R900 000 divided into 9 000 000 Cons Murch ordinary shares of 10 cents each to R25 000 000 divided into 250 000 000 Cons Murch ordinary shares of 10 cents each, by the creation of 241 000 000 Cons Murch ordinary shares of 10 cents each, ranking *pari passu* in all respects with the existing Cons Murch ordinary shares in the authorised share capital of the company."

The reason for special resolution number 1 is to enable Cons Murch to implement the acquisitions, scheme of arrangement and capitalisation of the shareholders' loan. The effect of special resolution number 1 is to increase the authorised share capital of Cons Murch from R900 000 divided into 9 000 000 ordinary shares of 10 cents each to R25 000 000 divided into 250 000 000 ordinary shares of 10 cents each.

SPECIAL RESOLUTION NUMBER 2

"Resolved that, as a special resolution of the company and subject to the passing and where necessary, the registration of ordinary resolutions numbers 1 to 10 and special resolution number 1, the company change its name from Consolidated Murchison Limited to Metorex Limited."

The reason for special resolution number 2 is to enable the enlarged Cons Murch to carry on its broader business following the acquisitions under the name of "Metorex". The effect of special resolution number 2 is that Cons Murch will cease to be called "Consolidated Murchison Limited" and will be called "Metorex Limited".

SPECIAL RESOLUTION NUMBER 3

"Resolved that, as a special resolution of the company proposed at the meeting held to consider, *inter alia*, this special resolution number 3, the company amend its articles as follows:

by changing Article 57 from reading:

"In the case of an equality of votes, whether on a show of hands or a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member."

to

"In the case of an equality of votes, whether on a show of hands or a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member;"

by changing Article 102 from reading:

"Questions arising at any meeting shall be decided by a majority of votes, and in the case of an equality of votes the Chairman shall have a second or casting vote, provided that should the quorum be two and should only two directors be present at the meeting, the Chairman shall not have a casting vote."

to

"Questions arising at any meeting shall be decided by a majority of votes, and in the case of an equality of votes the Chairman shall not have a second or casting vote;"

to replace the last sentence of Article 99 to read:

"A director who is not in South Africa shall be entitled to notice of any meeting."

whereas the present wording does not allow for such a director to receive notice of such a meeting."

The reason for and effect of special resolution number 3 is to provide that any Chairman of a meeting of members or of directors shall not be entitled to a second or casting vote and any foreign based director shall be entitled to receive notice of directors' meetings.

SPECIAL RESOLUTION NUMBER 4

"Resolved that, as a special resolution of the company proposed at the meeting held to consider, *inter alia*, this special resolution number 4, the company amend its articles of association by inserting the following new Article 142:

"142 (a) The company may from time to time approve the acquisition of any of its issued shares in the manner contemplated by and subject to the Act.

(b) The company may from time to time make payments in cash or *in specie* to its shareholders, as contemplated by and subject to section 90 of the Act, in any manner authorised by these Articles.

(c) Subject to the provisions of the Act, the company may from time to time by ordinary resolution reduce its share premium account in any manner whatsoever, including, but not being limited to, the payment in cash or *in specie* contemplated by Article 142(b) and section 90 of the Act."

The reason for special resolution number 4 is to amend the articles of association to facilitate Cons Murch to acquire its own shares and make payments to its shareholders as is contemplated by the provisions of the Companies Amendment Act, 1999, including the reduction of share premium. The effect of special resolution number 4 is that Cons Murch will have the right to acquire its own shares and make payments to shareholders, as well as the power to reduce its share premium account by ordinary resolution subject to JSE requirements.

SPECIAL RESOLUTION NUMBER 5

"Resolved that, subject to the passing of special resolution number 4 and the registration thereof, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, the acquisition by the company from time to time of issued shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time decide but subject always to the provisions of the Companies Act and the Listings Requirements of the JSE, which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 5) it being recorded that the current Listings Requirements of the JSE provide that the company can only make a general repurchase of securities if:

(a) the repurchase of securities is implemented on the JSE;

(b) the company is authorised thereto by its Articles;

(c) the company is authorised by members in terms of a special resolution of the company, in general meeting, which authorisation shall only be valid until the next annual general meeting provided it shall not extend beyond 15 months from the date of the resolution;

(d) the general repurchase is limited to a maximum of 10% of the company's issued share capital of that class at the time the authority is granted; and

(e) repurchases must not be made at a price more than 5% above the weighted average of the market value of the securities for the five business days immediately preceding the date of repurchase."

The reason for and effect of special resolution number 5 is to enable the company to acquire its own shares on the open market from time to time upon the terms and conditions and in the amounts as the directors may from time to time decide, subject to certain statutory provisions.

ORDINARY RESOLUTION NUMBER 11

"Resolved that the directors referred to in ordinary resolution number 12 be appointed as directors of the company in a single resolution."

ORDINARY RESOLUTION NUMBER 12

"Resolved that, Messrs J M Darch, P Barnes, G D Wright, W N Gardyne and A J Laughland be and are hereby appointed as directors of the company."

ORDINARY RESOLUTION NUMBER 13

"Resolved that, the remaining authorised but unissued shares in the capital of the company be and are hereby placed under the control of its directors until the next annual general meeting in terms of and subject to the provisions of section 221 of the Act 1973, as amended and the Listings Requirements of the JSE, for allotment and issue at the discretion of the directors of the company."

ORDINARY RESOLUTION NUMBER 14

"Resolved that, subject to the Listings Requirements of the JSE, the directors be and are hereby authorised to issue ordinary shares of 10 cents each in the capital of the company for cash as and when they deem fit, subject to the following limitations:

- the issue must be made to public shareholders;
- the authority shall be valid until the company's next annual general meeting, provided it shall not extend beyond 15 (fifteen) months from the date of this meeting;
- a paid press announcement giving full details, including the effect on net asset value and earnings per ordinary share, will be published at the time of an issue representing, on a cumulative basis within one financial year, 5% or more of the ordinary shares in issue prior to such issue;
- that issues in any one financial year will not exceed 10% of the company's issued ordinary share capital;
- that issues in any 36 (thirty six) month period will not exceed 15% of the company's issued ordinary share capital;
- that, in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the ordinary shares in question as determined over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors."

As more than 35% (thirty five percent) of the company's issued share capital is in the hands of the public, as defined by the Listings Requirements of the JSE, the approval of a 75% (seventy five percent) majority of votes cast by Cons Murch members present in person or represented by proxy is required to approve ordinary resolution number 14.

VOTING

A Cons Murch member entitled to attend and vote at the general meeting and who is not in a position to attend the general meeting may appoint a proxy to attend, speak and vote at the general meeting in his/her place. The proxy need not be a member of the company.

A form of proxy (blue) is attached for the convenience of any Cons Murch member who cannot attend the general meeting, but who wishes to be represented thereat. In order to be valid, duly completed forms of proxy must be received by the transfer secretaries of the company, Mercantile Registrars Limited, or IRG plc, Balfour House, 390 – 398 High Road, Ilford, Essex 1G1 1NQ, by no later than 09:00 on Thursday, 18 November 1999.

On a show of hands, every member present in person or represented by proxy shall have one vote and on a poll, every member present in person or represented by proxy shall have one vote for every share held by such member.

For and on behalf of the board

CONSOLIDATED MURCHISON LIMITED

Meyer Wilson Marsh
Company secretaries

Johannesburg
29 October 1999

PAYMENT OF FEES ON INCREASE OF CAPITAL

(Section 75(3))

Paste revenue receipt here
or
Affix revenue stamps here
or
Impress revenue franking machine impression here

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999 -11- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of Company
05/05478/06

Name of Company CONSOLIDATED MURCHISON LIMITED

INCREASE OF PAR VALUE SHARE CAPITAL

Existing capital	Amount of increase	Amount of total capital after increase
R 900 000,00	R 24 100 000	R 25 000 000

DIVISION OF SHARE CAPITAL

Existing number of shares			Number of shares being increased			Total number of shares after increase		
Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share
9 000 000	Ordinary	10 cents	241000000	Ordinary	10cents	250000000	Ordinary	10 cents

INCREASE OF NO PAR VALUE SHARE CAPITAL

Existing stated capital R ....

Existing number of shares		Number of shares being increased		Total number of shares after increase	
Number of shares	Class of shares	Number of shares	Class of shares	Number of shares	Class of shares

CERTIFICATE BY THE AUDITOR OF THE COMPANY RELATING TO THE VALUATION OF EXISTING SHARES IN SECTION 75 (3) (b) (ii) OF THE ACT

I/We ...., being the auditor(s) of the company, hereby certify that:

(a) The number of issued shares is	The class of issued shares is	The value of each share is

and (b) that, if each new share is issued at the same value per share as the existing value per share, the stated capital would be R..........

Date ....

....
Signature of auditor

Rubber stamp of auditor

Date 22 NOVEMBER 1999

REPUBLIC OF SOUTH AFRICA — COMPANIES ACT, 1973 Form CM11

PAYMENT OF FEES ON INCREASE OF CAPITAL

(Section 75(3))



Paste revenue receipt here

or

Affix revenue stamps here

or

Impress revenue franking machine impression here

Registration No. of Company
05/05478/06

Name of Company CONSOLIDATED MURCHISON LIMITED

INCREASE OF PAR VALUE SHARE CAPITAL

Existing capital	Amount of increase	Amount of total capital after increase
R 900 000,00	R 24 100 000	R 25 000 000

DIVISION OF SHARE CAPITAL

Existing number of shares			Number of shares being increased			Total number of shares after increase		
Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share
9 000 000	Ordinary	10 cents	241000000	Ordinary	10cents	250000000	Ordinary	10 cents

INCREASE OF NO PAR VALUE SHARE CAPITAL

Existing stated capital R

Existing number of shares		Number of shares being increased		Total number of shares after increase	
Number of shares	Class of shares	Number of shares	Class of shares	Number of shares	Class of shares

CERTIFICATE BY THE AUDITOR OF THE COMPANY RELATING TO THE VALUATION OF EXISTING SHARES IN SECTION 75 (3) (b) (ii) OF THE ACT

I/We ...., being the auditor(s) of the company, hereby certify that:

(a) The number of issued shares is	The class of issued shares is	The value of each share is

and (b) that, if each new share is issued at the same value per share as the existing value per share, the stated capital would be R..............

Date ....

Signature of auditor

Rubber stamp of auditor

Date: 22 NOVEMBER 1999

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26


24. 11. 99
Revenue stamp or
revenue franking machine
impression R80
R 80 00
REPUBLIEK VAN
SUID-AFRIKA
REPUBLIC OF
SOUTH AFRICA

Special resolution

(Section 200)
(To be lodged in duplicate)

196737/--

Registration No. of company: 05/05478/06

Name of company: CONSOLIDATED MURCHISON LIMITED

Date notice given to members: 29 OCTOBER 1999 Date resolution passed: 22 NOVEMBER 1999

Special resolution passed in terms of section 199, 87, 62 of the Act/~~*paragraph ______ of the memorandum/~~ ~~*article ______ of the articles~~.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached/~~*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)
Resolved:

SEE ANNEXURE "A"

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999 -11- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

CERTIFIED A TRUE COPY OF THE ORIGINAL DOCUMENT
GEWAARMERK 'N JUISTE AFSKRIF VAN DIE OORSPRONKLIKE DOKUMENT
REGISTRAR OF COMPANIES
REGISTRATEUR VAN MAATSKAPPYE
DATE/DATUM 2000-04-07

Rubber stamp of company, if any, or of secretaries.

Date: 22 NOVEMBER 1999 Signature: C.D.S.
Director/Secretary/Manager
Name (in block capitals): C.D.S. NEEDHAM

*Delete whichever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company: 05/05478/06

Name of company: CONSOLIDATED MURCHISON LIMITED

Postal address: P O BOX 2814, SAXONWOLD, JOHANNESBURG
2132

Not valid unless stamped by Registrar of Companies.

Special resolution registered this day
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date stamp of Companies Registration Office
1999 -12- 01
Registrar of Companies
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

ANNEXURE "A"

Special Resolution Number 1

that, as a special resolution of the company and subject to the passing and where necessary, the registration of ordinary resolutions numbers 1 to 10 and special resolution number 2 to be proposed at the meeting held to consider, *inter alia*, this special resolution number 1, the authorised share capital of the company be and is hereby increased from R900 000 divided into 9 000 000 Cons Murch ordinary shares of 10 cents each to R25 000 000 divided into 250 000 000 Cons Murch ordinary shares of 10 cents each, by the creation of 241 000 000 Cons Murch ordinary shares of 10 cents each, ranking *pari passu* in all respects with the existing Cons Murch ordinary shares in the authorised share capital of the company.

Special Resolution Number 2

that, as a special resolution of the company and subject to the passing and where necessary, the registration of ordinary resolutions numbers 1 to 10 and special resolution number 1, the company change its name from Consolidated Murchison Limited to Metorex Limited.

Special Resolution Number 3

that, as a special resolution of the company proposed at the meeting held to consider, *inter alia*, this special resolution number 4, the company amend its articles of association by inserting the following new Article 142:

"142 (a) The company may from time to time approve the acquisition of any of its issued shares in the manner contemplated by and subject to the Act.

(b) The company may from time to time make payments in cash or *in specie* to its shareholders, as contemplated by and subject to section 90 of the Act, in any manner authorised by these Articles.

(c) Subject to the provisions of the Act, the company may from time to time by ordinary resolution reduce its share premium account in any manner whatsoever, including, but not being limited to, the payment in cash or *in specie* contemplated by Article 142(b) and section 90 of the Act."

Special Resolution Number 4

that, subject to the passing of special resolution number 4 and the registration thereof, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, the acquisition by the company from time to time of issued shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time decide but subject always to the provisions of the Companies Act and the Listings Requirements of the JSE, which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 5) it being recorded that the current Listings Requirements of the JSE provide that the company can only make a general repurchase of securities if:

(a) the repurchase of securities is implemented on the JSE;

(b) the company is authorised thereto by its Articles;

(c) the company is authorised by members in terms of a special resolution of the company, in general meeting, which authorisation shall only be valid until the next annual general meeting provided it shall not extend beyond 15 months from the date of the resolution;

(d) the general repurchase is limited to a maximum of 10% of the company's issued share capital of that class at the time the authority is granted; and

(e) repurchases must not be made at a price more than 5% above the weighted average of the market value of the securities for the five business days immediately preceding the date of repurchase.

Special Resolution Number 5

that, as a special resolution of the company proposed at the meeting held to consider, *inter alia*, this special resolution number 3, the company amend its articles as follows:

by changing Article 57 from reading:

"In the case of an equality of votes, whether on a show of hands or a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member."

to

"In the case of an equality of votes, whether on a show of hands or a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled to as a member;"

by changing Article 102 from reading:

"Questions arising at any meeting shall be decided by a majority of votes, and in the case of an equality of votes the Chairman shall have a second or casting vote, provided that should the quorum be two and should only two directors be present at the meeting, the Chairman shall not have a casting vote."

to

"Questions arising at any meeting shall be decided by a majority of votes, and in the case of an equality of votes the Chairman shall not have a second or casting vote;"

to replace the last sentence of Article 99 to read:

"A director who is not in South Africa shall be entitled to notice of any meeting."

Whereas the present wording does not allow for such a director to receive notice of such a meeting.



Consolidated Murchison Limited

(Incorporated in the Republic of South Africa)
(Registration number 05/05478/06)
("Cons Murch" or "the company")

Notice of general meeting of Cons Murch members

Notice is hereby given that a general meeting of Cons Murch members will be held on 22 November 1999 at 09:00 in the boardroom at 2nd Floor, Cradock Heights, 21 Cradock Avenue, Rosebank, Johannesburg for the purpose of considering and, if deemed fit, passing, with or without modification, the following ordinary and special resolutions:

ORDINARY RESOLUTION NUMBER 1

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 2 to 10 and special resolutions numbers 1 and 2 to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 1, the acquisition by Cons Murch from Metorex (Proprietary) Limited ("Old Metorex") of 29,11% of the shares and claims owned by Old Metorex in Maranda Mines Limited ("Maranda") for a total purchase consideration of R19,02 million, to be settled by the issue to Old Metorex of 6 791 467 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and Old Metorex, a copy of which is tabled at the meeting at which this resolution is proposed and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the Johannesburg Stock Exchange ("JSE"), being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 2

"Resolved that subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 and 3 to 10 and special resolutions numbers 1 and 2 to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 2, the acquisition by Cons Murch from Old Metorex of 70% of the shares and claims in Vergenoeg Mining Company (Proprietary) Limited ("Vergenoeg") for a total purchase consideration of R52,5 million, to be settled by the issue to Old Metorex of 18 750 000 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and Old Metorex, a copy of which is tabled at the meeting at which this resolution is proposed and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 3

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1, 2 and 4 to 10 and special resolutions numbers 1 and 2 to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 3, the acquisition by Cons Murch from Old Metorex, Randex Limited ("Randex"), Mercantile Lisbon Bank Holdings Limited ("Mercantile"), the Metallica Trust, and Mrs S Turner of all their shares and claims in Wakefield Investments (Proprietary) Limited ("Wakefield"), for a total purchase consideration of R27,6 million, to be settled by the issue to the aforesaid parties *pro rata* to their shareholding in Wakefield, of 9 857 143 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and the aforesaid

is tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 4

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 3 and 5 to 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 4, the proposal by Cons Murch of a scheme of arrangement to O'Okiep Copper Company Limited ("O'Okiep"), between O'Okiep and the shareholders in O'Okiep other than Cons Murch, and in terms of which Cons Murch will acquire all of the shares in O'Okiep owned by such shareholders in return for the issue to such shareholders of new ordinary shares in Cons Murch at a conversion ratio of 204,08 Cons Murch shares to each 100 O'Okiep shares in terms of a draft scheme document presented to the meeting, a copy of which has been tabled at the meeting at which this resolution is prepared, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid proposal of the scheme of arrangement."

ORDINARY RESOLUTION NUMBER 5

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 4 and 6 to 10 and special resolution numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 5, in the event that the scheme of arrangement referred to in ordinary resolution number 4 is not approved by the relevant shareholders in O'Okiep and sanctioned by the High Court, the acquisition by Cons Murch from Old Metorex of 88,98% of the shares and claims in O'Okiep presently owned by Old Metorex for a total purchase consideration of R35,59 million, to be settled by the issue to Old Metorex of 12 711 429 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and Old Metorex, a copy of which is tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 6

"Resolved that, subject to the passing, and where necessary, the registration of ordinary resolutions numbers 1 to 5 and 7 to 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution 6, the acquisition by Cons Murch of 85% of the shares and claims in Chibuluma Mines Plc ("Chibuluma"), a company incorporated in Zambia, held by Crew Development Corporation ("Crew"), Old Metorex, and Genbel Securities Limited ("Gensec") in a ratio of 29.75: 12.75: 17.00, for a total purchase consideration of R68,425 million to be settled by the issue to the aforementioned parties of 24 437 500 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and the aforementioned parties, a copy of which is tabled at the meeting at which this resolution is proposed and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon the simple majority of the votes of members other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 7

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 6 and 8 to 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 7, the acquisition by Cons Murch from Old Metorex and Mercantile of the shares and claims in Metmin (Proprietary) Limited ("Metmin") held between Old Metorex and Mercantile in a ratio of 65%: 35%, for a total purchase consideration of R1,05 million to be settled by the issue to Old Metorex and Mercantile, *pro rata* to their shareholding, of 375 000 new ordinary shares in Cons Murch at an issue price of R2,80 per share, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 8

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 7 and 9 to 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 8, the acquisition by Cons Murch from Old Metorex, as a going concern, the business and assets of Old Metorex (including an assignment of its management contracts and agreements with Maranda, Chibuluma, Wakefield, O'Okiep, Vergenoeg, Metmin, Leeuwfontein Myne (Proprietary) Limited, Antimony Products (Proprietary) Limited and Side Minerals (Proprietary) Limited)) for a total purchase consideration of R29 million to be settled by the issue to Old Metorex of 10 357 143 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and Old Metorex, a copy of which is tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid acquisition."

ORDINARY RESOLUTION NUMBER 9

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 8 and 10 and special resolutions numbers 1 and 2, to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 9, the proposal by Cons Murch of a scheme of arrangement to be proposed to Maranda, and the shareholders in Maranda other than Cons Murch and Old Metorex, and in terms of which, *inter alia*, Cons Murch will acquire all of the shares in Maranda owned by such shareholders in return for the issue to such shareholders of new ordinary shares in Cons Murch at a conversion ratio of 63,52 Cons Murch shares for every 100 Maranda shares, in terms of a draft scheme document presented to the meeting, a copy of which has been tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a simple majority of the votes of members, other than those defined as related parties in terms of the Listings Requirements of the JSE, being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid proposal of the scheme of arrangement."

ORDINARY RESOLUTION NUMBER 10

"Resolved that, subject to the passing and, where necessary, the registration of ordinary resolutions numbers 1 to 9 and special resolution numbers 1 and 2 to be proposed at the meeting held to consider, *inter alia*, this ordinary resolution number 10, the capitalisation by Cons Murch of shareholders' loans amounting to R28 775 000 (twenty eight million seven hundred and seventy-five thousand Rand) owed to Old Metorex, Crew and Gensec in the ratio 80: 10: 10, to be settled by the issue to the aforesaid parties of 10 276 786 new ordinary shares in Cons Murch at an issue price of R2,80 per share, in terms of an agreement entered into between Cons Murch and the aforesaid parties, a copy of which is tabled at the meeting at which this resolution is proposed, and initialled by the Chairman for identification purposes, be and is hereby approved and ratified, which approval is conditional upon a 75% majority of the votes of members present in person or represented by proxy and voting at the proposed meeting, but specifically excluding Old Metorex and Crew being cast in favour of this resolution, and that any one director of Cons Murch be and is hereby authorised to sign all such documents and to do all such things as may be necessary to give effect to the aforesaid agreement."

SPECIAL RESOLUTION NUMBER 1

"Resolved that, as a special resolution of the company, and, subject to the passing and where necessary, the registration of ordinary resolutions numbers 1 to 10 and special resolution number 2 to be proposed at the meeting held to consider, *inter alia,* this special resolution number 1, the authorised share capital of the company be and is hereby increased from R900 000 divided into 9 000 000 Cons Murch ordinary shares of 10 cents each to R25 000 000 divided into 250 000 000 Cons Murch ordinary shares of 10 cents each, by the creation of 241 000 000 Cons Murch ordinary shares of 10 cents each, ranking *pari passu* in all respects with the existing Cons Murch ordinary shares in the authorised share capital of the company."

The reason for special resolution number 1 is to enable Cons Murch to implement the acquisitions, scheme of arrangement and capitalisation of the shareholders' loan. The effect of special resolution number 1 is to increase the authorised share capital of Cons Murch from R900 000 divided into 9 000 000 ordinary shares of 10 cents each to R25 000 000 divided into 250 000 000 ordinary shares of 10 cents each.

SPECIAL RESOLUTION NUMBER 2

"Resolved that, as a special resolution of the company and subject to the passing and where necessary, the registration of ordinary resolutions numbers 1 to 10 and special resolution number 1, the company change its name from Consolidated Murchison Limited to Metorex Limited."

The reason for special resolution number 2 is to enable the enlarged Cons Murch to carry on its broader business following the acquisitions under the name of "Metorex". The effect of special resolution number 2 is that Cons Murch will cease to be called "Consolidated Murchison Limited" and will be called "Metorex Limited".

SPECIAL RESOLUTION NUMBER 3

"Resolved that, as a special resolution of the company proposed at the meeting held to consider, *inter alia,* this special resolution number 3, the company amend its articles as follows:

by changing Article 57 from reading:

"In the case of an equality of votes, whether on a show of hands or a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member."

to

"In the case of an equality of votes, whether on a show of hands or a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member;"

by changing Article 102 from reading:

"Questions arising at any meeting shall be decided by a majority of votes, and in the case of an equality of votes the Chairman shall have a second or casting vote, provided that should the quorum be two and should only two directors be present at the meeting, the Chairman shall not have a casting vote."

to

"Questions arising at any meeting shall be decided by a majority of votes, and in the case of an equality of votes the Chairman shall not have a second or casting vote;"

to replace the last sentence of Article 99 to read:

"A director who is not in South Africa shall be entitled to notice of any meeting."

whereas the present wording does not allow for such a director to receive notice of such a meeting."

The reason for and effect of special resolution number 3 is to provide that any Chairman of a meeting of members or of directors shall not be entitled to a second or casting vote and any foreign based director shall be entitled to receive notice of directors' meetings.

SPECIAL RESOLUTION NUMBER 4

"Resolved that, as a special resolution of the company proposed at the meeting held to consider, *inter alia*, this special resolution number 4, the company amend its articles of association by inserting the following new Article 142:

"142 (a) The company may from time to time approve the acquisition of any of its issued shares in the manner contemplated by and subject to the Act.

(b) The company may from time to time make payments in cash or *in specie* to its shareholders, as contemplated by and subject to section 90 of the Act, in any manner authorised by these Articles.

(c) Subject to the provisions of the Act, the company may from time to time by ordinary resolution reduce its share premium account in any manner whatsoever, including, but not being limited to, the payment in cash or *in specie* contemplated by Article 142(b) and section 90 of the Act."

The reason for special resolution number 4 is to amend the articles of association to facilitate Cons Murch to acquire its own shares and make payments to its shareholders as is contemplated by the provisions of the Companies Amendment Act, 1999, including the reduction of share premium. The effect of special resolution number 4 is that Cons Murch will have the right to acquire its own shares and make payments to shareholders, as well as the power to reduce its share premium account by ordinary resolution subject to JSE requirements.

SPECIAL RESOLUTION NUMBER 5

"Resolved that, subject to the passing of special resolution number 4 and the registration thereof, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, the acquisition by the company from time to time of issued shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time decide but subject always to the provisions of the Companies Act and the Listings Requirements of the JSE, which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 5) it being recorded that the current Listings Requirements of the JSE provide that the company can only make a general repurchase of securities if:

(a) the repurchase of securities is implemented on the JSE;

(b) the company is authorised thereto by its Articles;

(c) the company is authorised by members in terms of a special resolution of the company, in general meeting, which authorisation shall only be valid until the next annual general meeting provided it shall not extend beyond 15 months from the date of the resolution;

(d) the general repurchase is limited to a maximum of 10% of the company's issued share capital of that class at the time the authority is granted; and

(e) repurchases must not be made at a price more than 5% above the weighted average of the market value of the securities for the five business days immediately preceding the date of repurchase."

The reason for and effect of special resolution number 5 is to enable the company to acquire its own shares on the open market from time to time upon the terms and conditions and in the amounts as the directors may from time to time decide, subject to certain statutory provisions.

ORDINARY RESOLUTION NUMBER 11

"Resolved that the directors referred to in ordinary resolution number 12 be appointed as directors of the company in a single resolution."

ORDINARY RESOLUTION NUMBER 12

"Resolved that, Messrs J M Darch, P Barnes, G D Wright, W N Gardyne and A J Laughland be and are hereby appointed as directors of the company."

ORDINARY RESOLUTION NUMBER 13

"Resolved that, the remaining authorised but unissued shares in the capital of the company be and are hereby placed under the control of its directors until the next annual general meeting in terms of and subject to the provisions of section 221 of the Act 1973, as amended and the Listings Requirements of the JSE, for allotment and issue at the discretion of the directors of the company."

ORDINARY RESOLUTION NUMBER 14

"Resolved that, subject to the Listings Requirements of the JSE, the directors be and are hereby authorised to issue ordinary shares of 10 cents each in the capital of the company for cash as and when they deem fit, subject to the following limitations:

- the issue must be made to public shareholders;
- the authority shall be valid until the company's next annual general meeting, provided it shall not extend beyond 15 (fifteen) months from the date of this meeting;
- a paid press announcement giving full details, including the effect on net asset value and earnings per ordinary share, will be published at the time of an issue representing, on a cumulative basis within one financial year, 5% or more of the ordinary shares in issue prior to such issue;
- that issues in any one financial year will not exceed 10% of the company's issued ordinary share capital;
- that issues in any 36 (thirty six) month period will not exceed 15% of the company's issued ordinary share capital;
- that, in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the ordinary shares in question as determined over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors."

As more than 35% (thirty five percent) of the company's issued share capital is in the hands of the public, as defined by the Listings Requirements of the JSE, the approval of a 75% (seventy five percent) majority of votes cast by Cons Murch members present in person or represented by proxy is required to approve ordinary resolution number 14.

VOTING

A Cons Murch member entitled to attend and vote at the general meeting and who is not in a position to attend the general meeting may appoint a proxy to attend, speak and vote at the general meeting in his/her place. The proxy need not be a member of the company.

A form of proxy (blue) is attached for the convenience of any Cons Murch member who cannot attend the general meeting, but who wishes to be represented thereat. In order to be valid, duly completed forms of proxy must be received by the transfer secretaries of the company, Mercantile Registrars Limited, or IRG plc, Balfour House, 390 – 398 High Road, Ilford, Essex 1G1 1NQ, by no later than 09:00 on Thursday, 18 November 1999.

On a show of hands, every member present in person or represented by proxy shall have one vote and on a poll, every member present in person or represented by proxy shall have one vote for every share held by such member.

For and on behalf of the board

CONSOLIDATED MURCHISON LIMITED

Meyer Wilson Marsh
Company secretaries

Johannesburg
29 October 1999

Consolidated Murchison Limited

Company Registration No. 05/05478/06

Memorandum of association
and
Articles of association





These are the memorandum and articles of association of:

Consolidated Murchison Limited adopted at a general meeting of the Company held on 5 November 1986.

MEMORANDUM AND ARTICLES OF ASSOCIATION OF Consolidated Murchison Limited

Company Registration No. 05/05478/06

(As adopted by special resolution on 5 November 1986 and registered by the Registrar of Companies on 17 November 1986.)

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Memorandum of association

of a company having a share capital

[Section 54(1); regulation 17(1) and 17(2)]

Registration No. of company
05/05478/06

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

1. Name

(a) The name of the Company is CONSOLIDATED MURCHISON LIMITED

(b) The name of the Company in the other official language of the Republic is

N/A

(c) The shortened form of the name of the Company is

N/A

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

2. *Purpose describing the main business*
The main business which the Company is to carry on:
"Is the business of mining and processing of ores."

3. *Main object*
The main object of the Company is:
"To engage in all aspects of the business of mining and processing of ores."

4. Ancillary objects excluded
The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

N/A

5. Powers
(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary *powers or the powers set out in Schedule 2 to the Act*

N/A

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

N/A

6. Conditions
Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

7. P

8. C
(a)
(i)
(ii)
(iii)
(b)
(i)
(ii)
(iii)
*Cha
term
Com

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

7. Pre-incorporation contracts (if any) N/A

8. Capital

(a) *Par value:* The share capital of the Company is 900 000 rand, divided into:

(i) 9 000 000 ordinary par value shares of 10 cents each*;

(ii) Nil preference par value shares of Nil rand/cents each; and

(iii) Nil redeemable preference par value shares of Nil rand/cents each.

(b) *No par value:*

(i) The number of no par value ordinary shares is Nil;

(ii) the number of no par value preference shares is Nil; and

(iii) the number of redeemable no par value preference shares is Nil.

*Changed to 4 160 000 ordinary shares of 10 cents each and 4 840 000 S ordinary shares of 10 cents each in terms of a special resolution passed at a general meeting on 15 May 1987 and registered by the Registrar of Companies on 19 May 1987.

appointed shall, except as regards power to appoint an alternate, and remuneration, be subject in all respects to the terms and conditions existing with reference to the other directors of the Company, and each alternate director, whilst so acting, shall be entitled to receive notices of all meetings of the directors or of any committee of the directors of which his appointor is a member, and to attend and vote at any such meeting at which his appointor is a member, and to attend and vote at any such meeting at which his appointor is not personally present and he shall generally be entitled to exercise and discharge all the functions, powers and duties of his appointor in such appointor's absence as if he were a director. Any director acting as alternate shall (in addition to his own vote) have a vote for each director for whom he acts as alternate. An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director, provided that if any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired. Any appointment or removal of an alternate director shall be effected by instrument in writing delivered at the office and signed by the appointor. The remuneration of an alternate director shall be payable only out of the remuneration payable to the director appointing him and he shall have no claim against the Company for his remuneration.

RETIREMENT OF DIRECTORS IN ROTATION

83. Subject to Article 97 hereof at every Annual General Meeting one-third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office. The directors so to retire shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot; provided that notwithstanding anything herein contained, if at the date of any Annual General Meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the aforegoing or additionally thereto. The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting shall retain office until the close or adjournment of the meeting.

84. Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any general meeting unless not more than fourteen but at least seven clear days before the day appointed for the meeting, there shall have been left at the office or the London office (if any) of the Company, a notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

85. Subject to the last preceding article the Company at the meeting at which a director retires in manner aforesaid, may fill the vacated office by electing a person thereto and in default the retiring director, if willing to continue to act, shall be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office, or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

86. The Company may in general meeting (but subject to the provisions of Article 84) elect any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not exceed at any time the maximum number fixed by or in accordance with these articles. The Company in general meeting may also from time to time increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to go out of office.

87. The validity of the appointment of any director shall not be affected by a failure to

POWERS OF DIRECTORS

88. The directors on behalf of the Company may pay a gratuity or pension or allowance on retirement or other benefit to any director or ex-director or other officer or employee of the Company, its holding company (if any) or any subsidiary of the Company whether or not he has held any other salaried office or place of profit with the Company or to his widow or dependants and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits.

89. Without prejudice to the powers of the Company in general meeting in pursuance of any of the provisions of these articles to appoint any person to be a director, the directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following Annual General Meeting and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

90. The directors may take all steps that may be necessary or expedient in order to enable the shares, debentures or other securities of the Company to be introduced into and dealt with in any country, dominion, colony or state and to procure the same to be recognised by and specially quoted upon any Stock Exchange or Bourse in any country, dominion, colony or state and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid and may subscribe to and comply with the laws and regulations of any such country, dominion, colony or state and the rules or regulations of any such Stock Exchange or Bourse.

91. Save as otherwise expressly provided by these articles, all cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all documents to be executed by the Company shall be signed, drawn, accepted, endorsed or executed as the case may be in such manner as the directors shall from time to time by resolution determine.

92. The Company may create and issue secured or unsecured debentures and subject to the provisions of the Schedule and to any regulations from time to time made by the Company in general meeting, the directors may borrow from time to time for the purposes of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit, and may make such regulations regarding the transfer of debentures, the issuing of certificates therefor (subject always to Article 13 hereof) and all such other matters incidental to debentures as they may think fit; provided that no special privileges as to allotment of shares in the Company, attending and voting at general meetings, appointment of directors or otherwise, shall be given to the holders of debentures of the Company save with the sanction of the Company in general meeting.

LOCAL BOARDS, AGENTS AND COMMITTEES OF THE BOARD

93. The directors may establish any local boards or agencies in South Africa or elsewhere for managing any of the affairs of the Company and may appoint any persons to be members of such local boards, or any managers or agents and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the directors with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

94. The directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the Company for such purposes and with such powers,

authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him or them.

95. The directors may delegate any of their powers to an executive or other committee whether consisting of a member or members of their body or not as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the directors and any such regulations may authorise the appointment of sub-committees.

MANAGING AND EXECUTIVE DIRECTORS

96. The directors may from time to time appoint one or more of their body to be Managing Director, Assistant Managing Director, General Manager or Executive Director (with or without specific designation) of the Company or to other executive office with the Company as the directors shall think fit, for a period not exceeding five years, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

97. Subject to any provisions either in the Schedule or in the contract under which he is appointed any director appointed to any position or executive office pursuant to the last preceding article, shall not, while he continues to hold that position or office under contract for a term of years, be subject to retirement by rotation during the currency of such contract, and he shall not, in such case, be taken into account in determining the rotation of retirement of directors, but, subject to the terms of any such contract as aforesaid, he shall be subject to the same provisions as to removal as the other directors of the Company, and, if he ceases to hold office as director, his appointment to such position or executive office shall ipso facto and immediately be terminated but without prejudice to any claims or damages which may accrue under any such contract in respect of such termination. Provided that the directors shall not appoint any director to any position or executive office as aforesaid upon terms which exempt him from retirement by rotation, if at the time of such appointment the effect of such exemption would be to cause one-half or more of the directors to be exempt from retirement by rotation.

98. The remuneration payable by the Company to a director appointed to any position or executive office under Article 96 shall be in addition to or in substitution for any ordinary remuneration as a director of the Company and shall from time to time be fixed by the directors.

99. The directors may from time to time entrust to and confer upon a director appointed to any position or executive office under Article 96 such of the powers exercisable under these articles by the directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

100. The directors may meet for the dispatch of business, adjourn, and otherwise regulate their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined by the directors, two directors shall form a quorum. A director may at any time, and the secretary upon the request of a director, shall at any time convene a meeting of the directors. A director who is not in South Africa, shall not be entitled to notice of any meeting, but it shall be given to his alternate, if any, unless such alternate is also absent from South Africa.

101. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed by or in accordance with these articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose, and may act for either of the purposes aforesaid whether or not their number be

102. The directors may elect a Chairman and a Deputy Chairman (to act in the absence of the Chairman) of their meetings and determine the period for which they are to hold office, which period shall not exceed one year, but if no such Chairman or Deputy Chairman is elected or if at any meeting the Chairman or Deputy Chairman be not present within five minutes after the time appointed for holding the same, the directors present shall choose one of their number present to be Chairman at such meeting.

103. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote, provided that should the quorum be two and should only two directors be present at the meeting, the Chairman shall not have a casting vote.

104. A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the powers, authorities and discretions by or under these articles for the time being vested in or exercisable by the directors generally.

105. A resolution in writing signed by the directors who may at the time be present in the town where the office is situated, being not less than are sufficient to form a quorum, shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted; provided that where a director is not so present, but has an alternate who is so present, then such resolution must also be signed by such alternate. All such resolutions shall be described as "directors' resolutions" and shall be forwarded or otherwise delivered to the secretary without delay, and shall be recorded by him in the Company's minute book and noted at the meeting of the directors next following the receipt thereof by him. A directors' resolution (unless signed by all the directors or their alternates) shall be inoperative if it shall purport to authorise or to do any act which a meeting of the directors has decided shall not be authorised or done, until confirmed by a meeting of the directors.

106. The meetings and proceedings of any committee consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of directors so far as the same are applicable thereto and are not superseded by any regulations made or imposed by the directors.

107. All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

SECRETARY

108. The secretary (which may be a body corporate) shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may be removed by the directors. A provision of the Statutes or these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

SEAL

109. The Company may be provided with a seal on which its name shall be engraved in legible characters and it may from time to time exercise any powers given by the Statutes with respect to official seals in foreign countries and such power shall be vested in the directors. The seal of the Company, if any, shall not be affixed to any instrument except by the authority of a resolution of the directors or of a committee of directors and (subject to the provisions of Article 13) one director and the secretary (or such other person as the directors may appoint for the purpose) shall sign every instrument to which the seal of the Company is so affixed.

AUTHENTICATION OF DOCUMENTS

110. Any director or the secretary or any person appointed by the directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors, and any

books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the Company having the custody thereof shall be deemed to be the person appointed by the directors aforesaid.

111. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with the provisions of the last preceding article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

DIVIDENDS

112. The Company in general meeting or the directors may from time to time declare a dividend to be paid to the members and to the holders of share warrants (if any) according to their respective rights and interest in proportion to the number of shares held by them in each class in respect whereof the dividend is payable; but if any share be issued on terms providing that it shall rank for dividend as from a particular date or for all dividends declared after a particular date, such share shall rank for dividend accordingly.

113. No dividend shall be payable except out of the profits of the company, and no dividend shall carry interest as against the Company, except as otherwise provided under the conditions of issue of the shares in respect of which such dividend is payable. Dividends may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable.

114. The Company in general meeting or the directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the position of the Company. The directors may also pay the fixed dividend payable on any preference share of the Company half-yearly or otherwise on fixed dates whenever such position in the opinion of the directors justifies that course.

115. Dividends shall be declared payable to members registered as such on a date at least fourteen days after the date of the declaration of the dividend.

116. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors; but the Company in general meeting may declare a smaller dividend.

117. All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed, provided that dividends unclaimed for a period of twelve years may be forfeited by the directors for the benefit of the Company.

118. Any dividend, interest or other sum payable in cash to the holder of a share may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the holder or joint holders; and the Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid. Payment of any such cheque or warrant, to whomsoever effected, shall be a good discharge to the Company.

119. Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up shares, debentures or securities of the Company or of any other company, or in cash, or in any one or more of such ways as the directors of the Company in general meeting may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to such distribution the directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to secure equality of distribution and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.

120. The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.

RESERVES

121. The directors may before recommending any dividend whether preferential or otherwise, set aside out of the profits of the Company such sums as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than the shares of the Company or its holding company, if any) as the directors may from time to time think fit. The directors may also without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

122. The Company in general meeting may upon the recommendation of the directors at any time and from time to time resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserves or of any share premium account or capital redemption reserve fund or to the credit of the income statement or otherwise available for distribution and not required for the payment of the fixed dividends on any preference shares of the Company, and accordingly that such amount be set free for distribution among the members or any class of members who would be entitled thereto if distributed by way of dividend and in the same proportions on the footing that the same be not paid in cash but either be applied in paying up unissued shares of the Company to be issued to such members as fully paid capitalisation shares having a par value or be transferred to the Company's stated capital and be applied in distributing to such members shares of no par value.

DIRECTORS' POWERS ON CAPITALISATION OR DISTRIBUTION OF PROFITS

123. If any difficulty arises in regard to any distribution under the preceding article, the directors may settle the same as they think it expedient. They may make all appropriations and applications of the undivided profits or sum resolved to be capitalised thereby, and all allotments and issues of shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the directors to provide that fractions shall be ignored altogether, or by payment in cash or otherwise, as they think fit, in the case of shares or debentures becoming distributable in fractions. The directors may also appoint any person to enter, on behalf of all members entitled to the benefit of such appropriations and applications or to participate in such distribution, into any contract requisite or convenient for giving effect thereto, and such appointment and contract made under such appointment shall be effective and binding on all such members.

ACCOUNTS

124. The directors shall cause to be kept such accounting records and books of account as are prescribed by the Statutes.

125. The accounting records shall be kept at the office or (subject to the provisions of Section 284 of the Act) at such other place as the directors think fit, and shall at all times be open to inspection by the directors. Except as provided by the Statutes or by the authority of the directors no member (other than a director) shall have any right to inspect any accounting record book, account or document of the Company.

126. Subject to the provisions of the Statutes a printed copy of the annual financial statement made out in accordance with and consisting of the documents specified in Section 286 of the Act which is to be laid before the Company in Annual General Meeting, shall be delivered or sent by post to the registered address of each member (and at the same time there shall be forwarded to the secretary or other proper officer of any Stock Exchange on which any shares of the Company are listed or quoted such number of copies of such documents as for the time being may be required under its regulations

or practice) at least twenty-one clear days before such Annual General Meeting, if such reports and documents are delivered or sent by post from each country outside South Africa in which any branch or other register is kept or should there be no branch or other register kept outside South Africa then if such reports and documents are sent to members' registered addresses outside South Africa by airmail; and in any other case at least thirty days before such Annual General Meeting: Provided that this article shall not require a copy of the said documents to be sent to any person who is not entitled to receive notice of general meetings of the Company or of whose address the Company is not aware, or to more than one of the joint holders of any shares or debentures.

AUDITORS

127. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

128. Subject to the provisions of the Statutes, all acts done by any person acting as auditor, shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment.

129. All annual financial statements when audited and laid before an Annual General Meeting shall be deemed conclusively correct, and shall not be re-opened.

NOTICES

130. Any notice or other document may be served by the Company upon any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper, addressed to such member at his registered address; provided that if the Company is prevented through circumstances beyond its control from so giving notice, then notice may be given by advertisement. Should it be necessary to give notice by advertisement, such notice shall, subject to the provisions of the Statutes, be advertised in the Gazette and in a leading daily newspaper in Johannesburg; provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one leading newspaper circulating in the town or district in which such branch register or transfer office is located. Any member described in the register of members by an address not within South Africa or any country where a branch register is kept, who shall from time to time give to the Company an address within South Africa or such country at which notices may be served upon him, shall be entitled to have notices served upon him at such address but save as aforesaid and as provided by the Statutes, no member other than a registered member described in the register of members by an address within South Africa or any country where a branch register is kept, shall be entitled to receive any notice from the Company.

131. The holder of a share warrant shall not, unless it be otherwise provided by the share warrant conditions, be entitled in respect thereof to notice of any general meeting of the Company except by advertisement.

132. In the case of joint holders of a share, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders.

133. Any notice or other document, if served by post, shall be deemed to have been served at the time when the same was put in the post, and in proving such service it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

134. Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which, previously to his name and address being entered on the register, shall have been given to the person from whom he derived his title to such share.

135. Any notice or other document delivered or sent by post to or left at the registered address of any member in pursuance of these articles shall, notwithstanding that such member be then under legal incapacity, and whether or not the Company has notice of his legal incapacity, be deemed to have been duly served in respect of any share registered in the name of such member as a sole or joint holder unless his name shall at the time of the service of the notice or document have been removed from the register as

the holder of the share; and such service shall for all purposes of these articles be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

136. Save as otherwise expressly provided, where a given number of days notice, or notice extending over any period, is required to be given, the days of service shall not, unless it is otherwise provided, be counted in such number of days or other period.

137. The signature to any notice to be given by the Company may be in writing.

WINDING UP

138. If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the members divide among the members in specie or kind the whole or any part of the assets of the Company and may for such purpose set such value as he deems fair upon any asset and may determine how the division shall be carried out as between the members or different classes of members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members or any of them as the liquidator, with the like sanction, shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to Section 390 of the Act.

INDEMNITY

139. Subject to the provisions of Section 247 of the Act:

(i) Every director, manager, secretary, auditor and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such director, manager, secretary, auditor or officer in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under Section 248 of the Act in which relief is granted to him by the Court; and

(ii) every such person as aforesaid shall be indemnified by the Company against and it shall be the duty of the directors out of the funds of the Company to pay all costs, losses and expenses which any such person may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, secretary, manager, auditor or officer of the Company or in any way in the discharge of his duties.

140. Subject to the provisions of the Statutes, no director, manager, secretary, auditor or officer or servant of the Company shall be liable for the acts, receipts, neglects, or defaults of any other director, manager, secretary, auditor or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for and on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the insolvency or delict of any person with whom any moneys, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of his duties of office or in relation thereto, unless the same happen through his own dishonesty.

PRE-ACQUISITION PROFITS

141. Save as provided in Schedule 4 to the Act where any asset, business or property is bought by the Company as from a past date upon the terms that the Company shall as from that date take the profits and bear the losses thereof, such profits or losses (as the case may be) shall, at the discretion of the directors and so far as the law allows, be credited or debited wholly or in part to revenue account, and in that case the amount so credited or debited shall, for the purpose of ascertaining the fund available for dividend, be treated as a profit or loss arising from the business of the Company and the amount available for dividend shall be adjusted accordingly.

SCHEDULE

142. The provisions of the Schedule attached to these articles form part of these articles as if the same had been incorporated herein.

THE SCHEDULE

143. If the Company is a holding company as defined in Section 1 of the Act, the directors' report attached to the annual financial statements to be made out in accordance with Section 286 (2)(c) of the Act shall disclose full details of all special resolutions and all material resolutions passed at general meetings of the Company's subsidiary companies since the date of the directors' report attached to the previous annual financial statements of the Company.

144. The authorised share capital of the Company is R900 000 divided into 4 160 000 shares of 10 cents each and 4 840 000 S ordinary shares of 10 cents each, which S ordinary shares shall the term and conditions attached as set out in article 8 bis.

Inserted by special resolution passed at a general meeting held on 15 May 1987.

145. The foregoing Articles are amended as follows:

ARTICLE 13

The words reading "(as defined in Article 3 hereof)" shall be deleted and the following new paragraph shall be added at the end of the Article, namely:

> "For the purposes of this Article only, the expression 'sign' or 'signature' shall not include names impressed with a rubber or other kind of stamp".

ARTICLE 16

The words "out-of-pocket expenses" shall be deleted and the words "any exceptional out-of-pocket expenses" shall be substituted therefor.

ARTICLE 19

The words "a leading London daily newspaper" shall be inserted after the word "Gazette".

ARTICLE 22

The words from "and the transferee" to "as they may deem fit" in the first paragraph shall be deleted.

ARTICLE 44

The word "two" shall be deleted in the third sentence and the word "three" substituted therefor.

ARTICLE 72

(a) Until otherwise from time to time determined by the Company in general meeting, the number of directors shall not be less than five nor more than ten.

(b) Until otherwise determined by an ordinary resolution passed at a general meeting of the Company:

(i) Each director shall be paid out of the funds of the Company by way of remuneration for his services as such at the rate of R5 000 (five thousand rand) per annum each and the chairman shall in addition to the remuneration as director be paid a further sum at the rate of R1 500 (one thousand five hundred rand) per annum. Such remuneration shall be paid quarterly.

(ii) In addition to the remuneration to be paid to the directors in terms of sub-clause (i) of this article, there shall be paid to the directors in each financial year of the Company, by way of further remuneration for their services as such, a sum equal to 2,5% (two comma five per cent) of the amount declared in dividends in that year to the holders of ordinary shares in the capital of the Company from time to time, provided that the total additional remuneration payable in terms of this sub-clause shall not

al resolution
eral meeting
1987.

The additional remuneration payable under this sub-clause shall be divided amongst the persons who have held office as directors during the financial year in respect of which the additional remuneration is to be paid, pro rata to the length of time each of them has so held office.

ARTICLE 75

Shall be deleted and the following substituted therefor:

"75. A director may hold any other office or place of profit under the Company (except that of auditor) in conjunction with his office of director for such period and on such terms as to remuneration (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of directors may determine."

ARTICLE 80

(a) The existing Article 80 shall be numbered (i) and the following inserted as (ii) and (iii):

"(ii) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(iii) If any question shall arise at any meeting as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed".

(b) In the renumbered sub-article (i) the words "in the absence of any of other interest" shall be inserted after the word "but" and before the words "this prohibition" in the opening paragraph.

(c) The words "subscribe for or" in the renumbered sub-article (i)(c) shall be deleted.

ARTICLE 81

The words from ";and any director of the Company" until the end of the sentence shall be deleted.

ARTICLE 84

The word "seven" shall be deleted and the word "six" substituted therefor.

ARTICLE 92

(a) The directors shall procure (but as regards the Company's subsidiaries only insofar as by the exercise of voting and other rights exercisable by the Company they can procure) that the aggregate amount at any one time outstanding in respect of moneys borrowed or secured by the Company and/or any of the Company's subsidiaries (excluding moneys borrowed or secured by any of such companies from any other of such companies) shall not, except with the sanction of an ordinary resolution if passed at a general meeting of the Company, exceed the sum of R25 000 000 (twenty five million rand). Provided that no such sanction shall be required to the borrowing of any moneys intended to be applied and actually applied within ninety days in repayment (with or without any premium) of any moneys then already borrowed and outstanding and notwithstanding that new

borrowings may result in the abovementioned limit being exceeded. For the purposes of the said limit the issue of loan capital shall be deemed to constitute borrowing notwithstanding that the same may be issued in whole or in part for a consideration other than cash. Nevertheless, no lender or other person dealing with the Company shall be concerned to see or enquire whether this limit has been observed.

ARTICLE 95

(a) The words "provided that not less than half of the members comprising any such committee shall be directors" shall be inserted at the end of the first sentence.

(b) The words "provided that no resolution of such committee shall be passed, and if passed shall be of any force or effect, unless a majority of committee members present at the meeting at which the resolution is passed and who are directors shall have voted in favour thereof" shall be inserted at the end of the second sentence.

ARTICLE 98

Shall be deleted and the following substituted therefor:

"98. The remuneration payable by the Company to a director appointed to any position or executive office under Article 96 shall be in addition to or in substitution for any ordinary remuneration as a director of the Company and shall from time to time be fixed by a disinterested quorum of the directors."

ARTICLE 130

The words ", the United Kingdom" shall be inserted after the words "South Africa" wherever they may appear.

The following article was inserted ammediately after article 8 by a special resolution passed at a general meeting held on 15 May 1987.

Article 8 bis: The following terms and condtions shall apply to the S Ordinary shares of 10 cents each in the capital of the Company:

"The S ordinary shares shall confer the right, on a winding-up of the Company, in priority to any payment to the holders of ordinary shares, to the payment of an amount of one cent per share, after which payment the S ordinary shares shall rank equally with the ordinary shares as regards participation in any distribution made by the Company as a result of such winding-up. Save as provided herein, the S ordinary shares shall rank pari passu in all respects with the ordinary shares of the Company."

ARTICLES OF ASSOCIATION

INDEX

INDEX

INDEX

INDEX

INDEX

INDEX

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Articles of association

of a company having a share capital not adopting Schedule 1

(Section 60 (1); regulation 18)

Registration No. of company 05/05478/06

Name of company Consolidated Murchison Limited

A. The articles of Table A or Table B contained in Schedule 1 to the Companies Act, 1973, shall not apply to the company.

B. The articles of the company are as follows:

TABLES "A" AND "B"

1. Neither the regulations of Table"A" nor of Table "B" contained in Schedule I to the Companies Act, 1973 or in any consolidation or re-enactment thereof shall apply to the Company.

INTERPRETATION

2. The headnotes to these articles are for reference purposes only and shall not affect the interpretation or construction thereof. In the interpretation of these articles, if not consistent with the subject or context, the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column hereof:

WORDS	MEANINGS
The Act	The Companies Act, 1973, as amended from time to time.
These articles	These Articles of Association (including the Schedule hereto) as now framed or as from time to time altered by special resolution.
The directors	The directors for the time being of the Company and the alternate directors thereof or, as the case may be, the directors assembled as a board at which a quorum is present.
Gazette	The Government Gazette of South Africa.
In writing	Written or produced by any substitute for writing or partly written and partly so produced and including printing, typewriting or lithography or any other mechanical process or partly one and partly another.
Legal incapacity	Death; insolvency; or judicial management or liquidation, or placing under curatorship by reason of insanity or prodigality; infancy or minority; or marriage of a female member subject to the marital power (whether in community of property or out of community of property); or any other event which satisfies the directors that a member is deprived of his legal capacity to act and that it is vested in some other person.
Member	The registered holder of a share in the Company.
Month	Calendar month.
The office	The registered office of the Company.
Paid up	Paid up or credited as paid up.
South Africa	The Republic of South Africa as constituted from time to time.
The register	The register of members of the Company and any branch register kept by the Company pursuant to these articles.
The Seal	The Common Seal, if any, of the Company.
The secretary	The secretary of the Company for the time being or any person duly authorised thereto by the directors acting in the place of such secretary for the time being or any person appointed by the directors to perform any of the duties of the secretary; or any person duly authorised to represent a body corporate which is the secretary of the Company.
The Schedule	The said Schedule hereto as now framed or as from time to time altered by special resolution.
The Statutes	The Act and every Ordinance or Act from time to time in force concerning joint stock companies and affecting the Company.
Transfer office	The office and any office maintained for the purpose of receiving

Transfer secretary — Any person appointed by the directors to act for the time being in place of or in addition to the secretary for the purpose only of Article 13 hereof and any secretary appointed for a local committee under Article 20 hereof; or any person duly authorised to represent a corporation which is the transfer secretary of the Company.

Year — Calendar year.

3. Words importing the singular number only shall include the plural number and vice versa.

Words importing the masculine gender only shall include the feminine gender.

Words importing persons shall where the context so admits include firms and corporations.

The expression "share" shall where the context so admits include stock, options and other securities.

The expression "dividend" shall where the context so admits include bonus; but shall not, unless otherwise resolved by the Company in general meeting, include any amount capitalised under Article 122.

The expression "meeting" shall include adjourned meeting.

Reference to any provision of the Act shall be construed as a reference to such provision as modified or re-enacted by any Statute for the time being in force.

The expression "sign" or "signature" includes respectively lithography, printing, and names impressed with a rubber or other kind of stamp or by any mechanical means.

4. Subject to the last two preceding articles, any words or expressions defined in the Act, shall, if not inconsistent with the subject or context, bear the same meaning in these articles.

5. In the event of any inconsistency between these articles and the Schedule, the provisions of the latter shall prevail.

BUSINESS

6. (a) Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the directors may deem it expedient not to commence or proceed with the same.

(b) The management and control of any business of the Company shall be vested in the directors who in addition to the powers and authorities by these articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company, and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to such management and control not being inconsistent with these articles nor with any resolution passed by the Company in general meeting; but so that no such resolution shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

(c) The directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested, shall be carried on by or through one or more subsidiaries of the Company and they may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on, or for financing, assisting or subsidising any such subsidiary or guaranteeing its contracts, obligations or liabilities.

SHARES

7. Subject always to the provisions of Section 221 of the Act, and to any provisions in the Schedule, any shares for the time being unissued (whether forming part of the original or any increased capital) shall, subject as hereinafter provided, only be disposed of in such manner as the Company in general meeting may have directed or may direct, but so that the Company in general meeting may resolve that all or any of such shares shall be at the disposal of the directors, who may in such event allot, grant options over, or otherwise deal with or dispose of them to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as they may think proper; but so that no shares shall be issued at a discount except in accordance with Section 81 of the Act.

8. Without prejudice to any special rights previously conferred on the holders of existing shares and subject to any provisions in the Schedule, any share in the Company may be issued with or have attached thereto such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of share capital or otherwise, and (subject as provided by the Act) such limited or suspended rights to voting as the Company in general meeting may from time to time determine; provided that the Company may by resolution passed at a general meeting direct that shares shall be issued by the directors on such terms and conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine.

9. Subject to the provisions of Section 98 of the Act, the conditions of issue of any preference shares may, with the sanction of a special resolution, provide or may be varied so that they are, or at the option of the Company are to be liable, to be redeemed on such terms and in such manner as the Company may by such or subsequent special resolution determine.

10. The Company may exercise the powers of paying commissions conferred by Section 80 of the Act, provided that the rate or amount of the commission paid or agreed to be paid and the number of shares which persons have agreed for a commission to subscribe absolutely will be disclosed in the manner required by the said Section, and that such commission shall not exceed 10 per cent of the price at which the shares in respect whereof the same is paid are issued. Such commission may be satisfied by the payment of cash. The Company may also on any issue of shares pay such brokerage as may be lawful.

11. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may, subject to the conditions and restrictions mentioned in Section 79 of the Act, pay interest on so much of such share capital as is for the time being paid up and may charge the same to capital as part of the cost of construction of the works or buildings or the provision of plant.

12. Except as ordered by a Court of competent jurisdiction or as by law required, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, so that no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

13. The certificates of title to shares, debentures or other securities of the Company shall be issued under the authority of the directors or of a local committee or board when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe, and shall either be under the seal of the Company in which case they shall (subject as hereinafter provided) bear the autographic signatures of one or more directors and of an officer of the Company authorised thereto by the directors or of two or more members of a local committee or board and of the secretary of such local committee or board. Provided that:

(i) the directors may by resolution determine either generally or in any particular case or cases that the signatures of such directors or members of the local committee or board or such secretary or transfer secretary (or any of them) need not be autographic but may be signatures (as defined in Article 3 hereof) so long as every such certificate which it is determined shall be signed in such manner shall first have been approved for signature as aforesaid by any of the auditors, transfer auditors, internal auditors, or bankers of the Company or by the transfer auditors or internal auditors of any company which may be the secretary or transfer secretary of the Company, or by any such other persons as may be acceptable to any Stock Exchanges upon which the shares of the Company are listed or quoted;

(ii) the directors and the Company shall comply with Sections 94 and 126 of the Act.

14. If any shares are numbered, all such shares shall be numbered in numerical progression, beginning with the number one, and each share shall be distinguished by its appropriate number, and if any shares are not numbered, all share certificates in respect of such shares shall be numbered in numerical progression, and each share certificate shall be distinguished by its appropriate number, and by such endorsement as may be required by the Statutes.

15. Every person whose name is entered as a member in the register shall be entitled, without payment, to receive within two months after allotment or 21 days after lodgement of transfer one certificate for all his shares of any one class, or several certificates each for one or more of his shares of such class upon payment of such sum not exceeding ten cents for every certificate after the first, as the directors shall from time to time determine. Every certificate of shares shall specify the number of shares in respect of which it is issued and the amount paid up thereon at the date of issue. In the case of a member who has transferred a part of his holding of shares of any class he shall be entitled to receive a certificate free of charge for the balance of his holding. Provided that notwithstanding anything herein contained or implied to the contrary where shares are registered in the names of two or more persons they shall be treated as one member for the purposes of this article.

16. If a share certificate be defaced, lost or destroyed, it may be replaced on payment of any stamp duty payable on the new certificate and on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company of investigating such evidence and, in the case of loss or destruction, of advertising the same, as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.

17. The certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in case of the legal incapacity of any one or more of the joint registered holders of any shares, the survivor then first named in the register shall be the only person recognised by the Company as being entitled to such certificate, or any new certificate which may be issued in place thereof. Provided always that the Company shall not be bound to register more than four persons as the holders of any share.

REGISTER OF MEMBERS

18. The directors shall cause to be kept a register of members at the place and in manner specified in the Statutes, and may cause to be kept a branch register or registers in any foreign country or countries, and, subject to the provisions of the Statutes, make and vary such regulations as they may think fit, respecting the keeping of any such branch registers.

TRANSFER OF SHARES

19. The transfer books and register of members may upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the office is situate, and in the case of any branch register in the manner required by the Statutes, be closed during such time as the directors may think fit, not exceeding in the whole sixty days in each year.

20. Transfer offices shall be maintained at such place or places whether in South Africa or elsewhere, as the directors may from time to time prescribe. The directors may appoint local committees (to be designated Registrars, Transfer Agents or by such other title (if any) as the directors may think fit) whether in South Africa or elsewhere consisting of two or more individual persons or of a corporate body to whom the directors may delegate all or any of their powers, authorities and discretions with regard to the registration of transfers and the keeping of registers and other records required by the Act to be kept at the office and issue of certificates of title to shares, debentures or securities of the Company and may appoint a person to be a secretary to such local committee or authorise such local committee to appoint a person to be its secretary.

21. Subject to the provisions of the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons or to any other statutory restrictions on transfer and to the provisions of these articles any member may transfer all or any of his shares but every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers relating to the share comprised therein is for the time being kept or at such other place as the directors may prescribe accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate of the shares to be transferred and such other evidence (if any) as the directors or other person in charge of such register may require to prove the title or capacity of the intending transferor or transferee.

22. The instrument of transfer of a share shall be signed by the transferor and the transferee, unless the signature of the transferee is not required :

(a) by any law from time to time in force in South Africa, or

(b) where the directors decide at their discretion to dispense therewith in such case or cases as they may deem fit.

The transferor shall be deemed to remain the holder of the share transferred until the name of the transferee is entered in the register in respect thereof. All instruments of transfer, when registered, shall either be retained by the Company or disposed of in such manner as the directors shall from time to time decide; but any instrument of transfer which the directors may decline to register shall (unless the directors shall resolve otherwise) be returned on demand to the person who deposited it.

23. The directors may decline to register any transfer unless :

(a) the instrument of transfer, duly stamped, is lodged with the company, accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate of the shares to which it relates, and such other evidence as the Company may reasonably require to show the right or capacity of the transferor to make the transfer and of the transferee to accept it; and

(b) the instrument of transfer is in respect of only one class of share.

24. If the directors refuse to register a transfer they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

25. (a) All powers of attorney or other authorities granted by members for the purpose of transferring or accepting the transfer of shares, which may be lodged, produced or exhibited with or to the Company at the transfer office where the register of transfers relating to such shares is kept, shall, as between the Company and the grantor of such powers or other authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the place aforesaid. Even after the giving and lodging of such notice, the Company shall be entitled to give effect to any instrument signed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member or intending transferee of shares unless a certified copy of such agent's authority be produced and filed with the

(b) Nothing contained in these articles shall preclude the Company from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

26. Subject always to the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons, the executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognized by the Company as having any title to a share registered in the name of such member, and in the case of the death of any one or more of the joint holders of any share, the survivors or survivor, or the executor or administrator of the deceased survivor, shall be the only person or persons recognized by the Company as having any title to or interest in such share, but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

27. Any person becoming entitled to a share in consequence of the legal incapacity of a member, or by any lawful means otherwise than by transfer in accordance with these articles, upon producing such evidence as may sustain the character in respect of which he proposes to act under this article or of his title, as the directors may think sufficient, may, with the consent of the directors (which they shall not be under obligation to give) either be registered himself as a member in respect of such shares or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled shall elect to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of shares shall be applicable to any such notice or transfer or registration under this article as if the legal incapacity or other means had not occurred and the notice or transfer were a transfer executed by the member.

28. Save as otherwise provided by or in accordance with these articles, a person becoming entitled to a share in consequence of the legal incapacity of a member or by any lawful means otherwise than by transfer in accordance with these articles shall (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

SHARE WARRANTS

29. Subject to the provisions of any law for the time being in force and to the Schedule, the Company may issue share warrants, and accordingly the directors, or, if so authorised, any local board or committee appointed by them, may issue warrants stating that the bearer is entitled to the shares therein specified, and may provide, by coupons or otherwise, for the payment of future dividends on the shares included in such warrants.

30. The directors may determine and from time to time vary the form, language and conditions upon which the share warrants shall be issued, and the conditions upon which the bearer of a share warrant shall be entitled to attend and vote at general meetings, and upon which a share warrant may be surrendered, and the name of the holder entered in the register in respect of the shares specified therein. Subject to such conditions and to these articles, the bearer of a share warrant shall be to the full extent a member of the Company. The holder of a share warrant shall be subject to the conditions for the time being in force relating thereto, whether made before or after the issue of such warrant. The directors may authorise the issue of a new share warrant or coupon on such terms and conditions as they may think fit in place of one proved to their satisfaction to have been destroyed, but not otherwise.

31. The bearer of a share warrant shall, on surrender of the warrant to the Company for cancellation, and on payment of such sum as the directors may from time to time prescribe, be entitled to have his name entered as a member in the register of members in respect of the shares included in the warrant.

32. The bearer of a share warrant may at any time deposit the warrant at the office of the Company, and so long as the warrant remains so deposited the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending and voting and exercising the other privileges of a member at any meeting held after the expiration of two clear days from the time of the deposit, as if his name were inserted in the register of members as the holder of the shares included in the deposited warrant. Not more than one person shall be recognized as a depositor of the share warrant. The Company shall, on two days' written notice, return the deposited share warrant to the depositor.

33. Save as herein otherwise expressly provided, no person shall as bearer of a share warrant, sign a requisition for calling a meeting of the Company, or attend, or vote, or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices from the Company; but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the warrant, and he shall be a member of the Company.

CONVERSION OF SHARES INTO STOCK

34. The Company may from time to time by special resolution convert any paid-up shares into stock, and may reconvert any stock into paid-up shares of any denomination.

35. The holders of stock may transfer their respective interests therein or any part of such interests, in such manner as the directors or the Company in general meeting shall direct, but in default of any such direction, then in the same manner and subject to the same regulations as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit; but the directors may from time to time, if they think fit, fix the minimum amount of stock transferable, which shall not exceed the nominal amount of the shares from which the stock arose, and direct that fractions of such minimum shall not be dealt with, but with power, nevertheless at their discretion to waive such rules in any particular case.

36. The holders of stock shall according to the amount of the stock held by them, have the same rights, privileges and advantages as regards participation in profits, voting at general meetings of the Company, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the profits and in assets on a reduction of capital or a winding up) shall be conferred by any amount of stock which would not, if existing in shares, have conferred such privilege or advantage. No such conversion shall affect or prejudice any preference or other special privilege.

37. All such of the provisions of these articles as are applicable to shares (other than those relating to share warrants) shall apply to stock.

INCREASE OF CAPITAL

38. The Company may from time to time by special resolution increase its capital by such sum divided into shares of such amount, or may constitute shares of no par value or may increase the number of its shares of no par value to such number, as the special resolution shall prescribe.

39. The Company may increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

40. New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

41. Except so far as otherwise provided by the resolution creating it, by the conditions of issue, or by these articles, any capital raised by the creation of new shares shall be considered part of the present capital, and as consisting of ordinary shares and shall be subject to the provisions herein [illegible]

CONSOLIDATION, SUBDIVISION, REDUCTION OF CAPITAL, CONVERSION OF PREFERENCE SHARES, ALTERATION OF MEMORANDUM

42. The Company may from time to time by special resolution :

(a) consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares, or consolidate and reduce the number of the issued shares of no par value;

(b) increase the number of its issued no par value shares without an increase of its stated capital;

(c) cancel any shares which, at the time of passing of the resolution in respect thereof, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) subdivide its shares or any of them into shares of smaller amount than is fixed by or pursuant to its Memorandum of Association and so that the resolution whereby any share is subdivided, may determine that, as between the holders of the shares resulting from such subdivision one or more of the shares may have such preferred or other rights over, or may have such qualified or deferred rights, or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or to new shares;

(e) vary, modify or amend any rights attached to any shares whether issued or not (including the conversion of any shares into preferred shares) subject to any consent or sanction required from the holders of that and/or any other class of shares under Article 44;

(f) reduce its share capital, stated capital, any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required by the Statutes;

(g) convert all its shares of one class having a par value into stated capital constituted by shares of no par value or such of its stated capital as is constituted by shares of no par value into share capital consisting of shares having a par value;

(h) convert any of it's shares, whether issued or not, into shares of another class;

(i) alter the provisions of its Memorandum with respect to the objects and powers of the Company.

43. Anything done in pursuance of the last article shall be done in a manner provided and subject to any conditions imposed by the Act, so far as they shall be applicable, and so far as they shall not be applicable, in accordance with the terms of the special resolution authorising the same, and, so far as such special resolution shall not be applicable, in such manner as the directors deem most expedient. Whenever as the result of any consolidation a fraction of a share is included in the holding of any member such fraction may be sold by some person appointed by the directors for that purpose and the proceeds thereof paid to such member. When a fraction is sold as aforesaid the person so appointed to sell it shall be deemed to be authorised to make such sale the validity of which shall not be questioned.

MODIFICATION OF RIGHTS

44. Subject to the provisions of Section 102 of the Act and to any provisions of the Schedule, if at any time the share capital is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a resolution passed at a separate general meeting of the holders of the shares of such class and the provisions of Section 199 of the Act shall mutatis mutandis apply to the said resolution and meeting as if the resolution were a special resolution. Any issue of shares not ranking pari passu in all respects with any shares for the time being issued (both as regards rate of dividend and any other term of issue) shall for the purpose of this article be deemed to constitute a separate class of shares. All the provisions of these articles relating to general meetings of the Company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum, unless the class has only one member, shall be two persons

at least holding or representing by proxy not less than one-third of the issued shares of the class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those members who are present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and, on a poll, shall have one vote for each share of the class of which he is the holder.

45. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

GENERAL MEETINGS

46. The Company shall hold a general meeting as its Annual General Meeting as provided in Section 179 of the Act at such time and place as the directors may determine.

47. The directors may, whenever they think fit, convene a General Meeting and a General Meeting shall also be convened on requisition as provided in Section 181 of the Act.

48. Save for any General Meeting convened by requisitionists as provided by Section 181 of the Act, all general meetings, and all adjourned general meetings and all separate meetings of the holders of any class of shares shall be held at such time and place as the directors shall appoint.

NOTICE OF GENERAL MEETINGS

49. Twenty-one days' notice at the least shall be given in manner hereinafter mentioned to such persons as are, in accordance with the provisions of these articles entitled to receive such notices from the Company of all meetings, if notice to shareholders on any branch register is sent from the transfer office in the town where such register is kept (whether simultaneous with notices sent from the office or other transfer offices or not) or if there be no such branch register then if notice is sent to members registered with addresses outside South Africa by airmail. In any other event thirty days' notice of such meeting shall be given to all such persons as aforesaid. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting and in the case of special business the general nature of such business. Whenever notice of a meeting is given pursuant to this article the Company shall at the same time as such notice is given forward a copy thereof to the auditors of the Company and to the secretary or other appropriate officer of any Stock Exchange upon which any shares of the Company are listed or quoted.

50. The accidental omission to give notice of a meeting or in cases where instruments of proxy are sent out with the notice, the accidental omission to send such instrument of proxy to, or the non-receipt or delay in receipt of notice of a meeting or such instrument of proxy by any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

51. All business shall be deemed special that is transacted as a General Meeting other than an Annual General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of sanctioning or declaring a dividend, the consideration of the annual financial statements, the election of directors, and the appointment of the auditors.

52. Subject to the provisions of Section 199 of the Act in regard to the quorum for passing special resolutions, a quorum for a general meeting shall be :-

(i) if the Company is a public company, three members present in person and entitled to vote or if a member is a body corporate, represented;

(ii) if the Company is a private company having one member, such member present in person or by proxy;

(iii) if the Company is a wholly-owned subsidiary, the representative of the holding

(iv) in any other case, two members present in person or by proxy and entitled to vote, or if a member is a body corporate, represented.

No business shall be transacted by any general meeting unless the quorum requisite be present when the meeting proceeds to business. A corporation, being a member of this Company, and present by a representative duly appointed in accordance with Section 188 of the Act, shall be deemed to be a member personally present for the purposes of these articles.

53. If within five minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned without notice to the same day in the next week (or if that be a public holiday to the next succeeding day other than a public holiday, a Saturday or a Sunday) at the same time and place or to such other day and at such other time or place as the chairman of the meeting shall appoint. If at such adjourned meeting a quorum as above defined is not present within five minutes from the time appointed for holding the meeting, those members who are present in person and are entitled to vote shall be a quorum and may transact the business for which the meeting was called.

54. The Chairman (if any) of the directors or, in his absence, the Deputy Chairman (if any) shall preside as chairman at every general meeting of the Company. If there be no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairman, the directors present shall choose one of their number to act, or if one director only be present he shall preside as chairman if willing to act. If no director be present, or if all the directors present decline to take the chair, the members present shall elect one of their number to be chairman.

55. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for forty-five days or more notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid or as provided by Section 192 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

56. At a general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman of the meeting or as provided in Section 198(1)(b) of the Act. Unless a poll be so demanded and the demand be not withdrawn a declaration by the chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

57. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

58. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member.

59. No poll shall be demanded on the election of the Chairman of the meeting or on any question of adjournment. A poll demanded on any other question shall be taken at such time and place and in such manner as the Chairman of the meeting directs, and any business, other than upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

60. The Chairman of a meeting may appoint any firm or persons to act as scrutineers for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a certificate given by any such scrutineers without requiring production at the meeting of the forms of proxy or himself counting the votes.

61. If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the Chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

62. Any minutes of resolutions and proceedings at general meetings made in one of the minute books of the Company, if signed by any person purporting to be the Chairman of the meeting to which it relates, or by any person present thereat and appointed by the directors to sign the same in his place, or by the Chairman of a subsequent meeting of the directors, shall be receivable as evidence of the facts therein stated.

VOTES OF MEMBERS

63. Subject to the provisions of Section 195 of the Act and of the Schedule and to any special terms as to voting upon which any share may be issued or may for the time being be held, on a show of hands, every member present in person or by proxy and entitled to vote shall have one vote and, upon a poll, every member present in person or by proxy and entitled to vote shall have one vote for every share held by him.

64. Any corporation holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any general meeting of the Company or at any meeting of holders of any class of shares of the Company, as provided by Section 188 of the Act and such representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. The directors may but shall not be obliged to require proof to their satisfaction of the appointment or authority of such representative to act.

65. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register or in the case of persons entitled to a share by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.

PROXIES AND VOTING UNDER POWER OF ATTORNEY

66. The instrument appointing a proxy shall be in writing under the hand of the person granting such proxy or his attorney duly authorised in writing, or, if the appointor be a corporation, either under its common seal or under the hand of an officer or attorney so authorised. The holder of a power of attorney from a member may, if so authorised by the power of attorney, vote for and represent such member at any meeting of the Company.

67. (a) A member may appoint more than one proxy to attend on the same occasion.

(b) A proxy :

(i) need not be a member of the Company;

(ii) shall be entitled to vote on a show of hands and on a poll.

68. Every instrument of proxy, whether for a specified meeting or otherwise, shall comply with Section 189 of the Act and subject thereto be in the form or to the effect following or in such other form as the directors may approve, and the directors may, if they think fit, send out with the notice of any meeting forms of instrument of proxy for

"I/We

of

being a member/members of the abovenamed Company do hereby appoint

....

of ....

or failing him ....

of ....

or failing him the Chairman of the Company;
or failing him the Chairman of the meeting
as my/our proxy to vote for me/us and on my/our behalf at the Annual General (or General or adjourned as the case may be) Meeting of the Company to be held at

....

....

on the.......................................day of.......................................19.......................

at (time appointed) and at any adjournment thereof.

Dated this.......................................day of.......................................19.......................

Name (in full)

Address ....

....

....

....

....
Signature

I/We desire to vote as follows:

	For	Against	Abstain
*Resolution No. 1			
*Resolution No. 2			

(Set out the numbers of the resolutions if more than 1)

*Mark with an X whichever is applicable. Unless otherwise directed, the proxy will vote or abstain as he thinks fit in respect of the member's total holding.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote in his stead. The proxy so appointed need not also be a member".

69. Any power of attorney and any instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney shall be deposited at the office of the Company or at such other place within South Africa as is specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, or in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than forty-eight hours before the time appointed for the taking of the poll; and in default the instrument of proxy shall not be treated as valid; provided that if the member granting a power of attorney or proxy is registered at a branch register kept at any branch or other office outside South Africa any instrument appointing a proxy and any power of attorney or other authority may be deposited as aforesaid at the office at which he is registered. In determining the said period of fortyeight hours, Saturdays, Sundays and public holidays shall not be taken into account. No instrument appointing a proxy shall be valid after the expiration of six months from its date except at an

adjourned meeting or at a poll demanded at a meeting originally held within the six months after the date of such instrument.

70. *If a branch register within the meaning of* the Statutes is kept at a branch or other office of the company outside South Africa, it shall not be necessary for any power of attorney or any instruments appointing proxies, and the powers of attorney or other authorities (if any) under which they are signed, relating to members registered on such branch register to be received at the office of the Company designated in the notice convening the meeting before the time appointed for the meeting, provided that:

(a) the members appointing proxies shall lodge powers of attorney or the duly completed forms of proxy in accordance with the requirements of the last preceding article; and

(b) the transfer secretary of the Company in that place shall communicate to the Company in South Africa by such means as the directors may from time to time direct, a summary of all the votes for and against each resolution represented by valid proxies duly accepted by them, and so that such communication shall be received by the Company before the time appointed for the meeting to commence.

71. A vote given in accordance with the terms of a power of attorney or an instrument of proxy shall be valid notwithstanding the previous legal incapacity of the principal or revocation of the power of attorney or instrument of proxy or the transfer of the share in respect of which the vote is given, unless an intimation in writing of such legal incapacity or transfer shall have been received by the Company (at the office at which such power of instrument is registered) not less than forty-eight hours before commencement of the meeting or the taking of the poll at which the instrument of proxy is used.

DIRECTORS

72. The number and remuneration of the directors shall be as specified in the Schedule.

73. Any director who serves on any executive or other committee or who devotes special attention to the business of the Company or who goes or resides outside South Africa for any purposes of the Company, or who otherwise performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration, in addition to the remuneration to which he may be entitled as a director, as the directors may determine. The directors shall also be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the Company and in attending meetings of the directors or of committees of the directors or of the Company.

74. Without prejudice to the provisions for retirement by rotation or otherwise hereinafter contained, the office of a director shall be vacated in any of the events following, namely:

(a) if he becomes insolvent or assigns his estate for the benefit of his creditors, suspends payments generally, or compounds with his creditors, or files a petition for the surrender of his estate;

(b) if he is found or becomes of unsound mind;

(c) if he is requested in writing by all his co-directors to resign;

(d) if he be removed by a resolution of the Company pursuant to Section 220 of the Act;

(e) if he shall pursuant to the provisions of the Statutes or by reason of any order made thereunder be prohibited from acting as a director;

(f) if he resigns his office by notice in writing to the Company;

(g) if he is absent from meetings of the directors for six consecutive months without leave of the directors otherwise than on the business of the Company and is not represented at any such meetings during such six consecutive months by an alternate director, and the directors resolve that his office be, by reason of such absence, vacated; provided that the directors shall have power to grant to any director not resident in South Africa leave of absence for any or an indefinite period.

75. A director may hold any other office or place of profit under the Company (except that of auditor) in conjunction with his office of director for such period and on such terms as to remuneration (in addition to the remuneration to which he may be entitled as a director) and otherwise as the directors may determine.

76. A director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and (except insofar as otherwise decided by the directors), he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company.

77. Any director may act by himself or through his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

78. A director who is in any way whether directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company, shall declare the nature of his interest in accordance with Sections 234, 235, 237 and 238 of the Act.

79. Subject to the next succeeding article hereof no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office or place of profit under the Company or in any company promoted by the Company or in which the Company is interested or in respect of professional services rendered or to be rendered by such director or as vendor, purchaser or in any other manner whatever, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such appointment, contract or arrangement by reason of such director holding the office or of the fiduciary relationship thereby established.

80. A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or place of profit under the Company or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to :

(a) any arrangement for giving to any director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company, or

(b) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the director has himself guaranteed or secured; or

(c) any contract by a director to subscribe for or underwrite shares or debentures of the Company; or

(d) any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company;

and these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by the Company in general meeting.

81. The directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company; and any director of the Company may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to become, a director or other officer of such other company and as such, or in any other manner, is or may be interested in the exercise of such voting rights in manner aforesaid.

ALTERNATE DIRECTORS

82. Each director may appoint either another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence and may at his discretion remove such alternate director. A person so

Republic of South Africa
Companies Act, 1973 Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet 1973 Artikel 44(1)(b)

Revenue Stamp or revenue franking machine impression R30	Inkomsteseël of inkomstefrankeer-masjienstempel R30

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999 -11- 26
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

Registration No. of company/Registrasienommer van maatskappy

05/05478/06

Application for change of name of company

Aansoek om naam van maatskappy te verander

CONSOLIDATED MURCHISON LIMITED

Existing name of company/Bestaande naam van maatskappy

METOREX LIMITED

In the special resolution, which is attached to this form, the name of the company was changed to
In die spesiale besluit, wat aan hierdie vorm aangeheg is, is die naam van die maatskappy verander na

*No translated form of the name is registered.
*No shortened form of the name is registered.
Separate application is being made to register a translated/shortened form of name.
Separate application is being made to deregister translated/shortened form of name.

**Delete whichever is not applicable.*

*Geen vertaalde vorm van die naam is geregistreer nie.
*Geen verkorte vorm van die naam is geregistreer nie.
Aansoek word afsonderlik gedoen om 'n vertaalde/verkorte vorm van naam te registreer.
Aansoek word afsonderlik gedoen om die vertaalde/verkorte vorm van naam te deregistreer.

**Skrap indien nie van toepassing nie.*

Date/Datum 22/11/1999 Signature/Handtekening [signature]
Director/Manager/Secretary/Direkteur/Bestuurder/Sekretaris

Rubber stamp of company, if any, or of secretaries
Rubberstempel van maatskappy, as daar is, of van sekretarisse

Postal address of company
Posadres van maatskappy

PO BOX 2814
SAXONWOLD, JOHANNESBURG
2132



A090729

John & Kernick

An Intellectual Property Law Office of Bowman Gilfillan Inc
Attorneys, Notaries, Conveyancers, Patent and Trade Mark Attorneys
Van der Stel Building, 179 Pretorius Street, Pretoria
P.O. Box 1840, Pretoria, Republic of South Africa, 0001
Docex 22, Pretoria
Tel +27 12 326-2906 Fax +27 12 323-6334
E-Mail law@johnandkernick.com
Registration number 98/21409/21

BY HAND

THE REGISTRAR OF COMPANIES
ZANZA BUILDING
PROES STREET
PRETORIA

Our reference LM7802/IHW/mc

Your reference

9 September 1999

Dear Sir

re : CHECKING OF DRAFT SPECIAL RESOLUTIONS - CONSOLIDATED MURCHISON LIMITED NO 05/05478/06

We attach hereto, in duplicate, a draft Notice of General Meeting which is to be given by the abovementioned company not later than the 28th of September 1999, in order to be in time for the meeting which is to be held on the 22nd of October.

It would be sincerely appreciated if you would let us have your comments on the Notice of Meeting and the special resolutions contained therein, as soon as possible, bearing in mind that it is still necessary to have the finalised draft approved by the JSE and the SRP.

This letter is stamped R50-00 in respect of your checking fee and we look forward to hearing from you herein at your earliest convenience.

Yours faithfully

IH WELLS
JOHN & KERNICK

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

FORM CM 5

No carbon paper required

A932597

Application for Reservation of Name or Translated Form or Shortened Form or Defensive Name

(To be lodged in duplicate)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999 -09- 23
Revenue stamp or revenue franking machine impression R50
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Section 42
Companies Registration Office
P. O. Box 429, Pretoria, 0001
Telegraphic Address: "MAATCOM"

12/45965

A. Proposed Name ☒ or Translated Form ☐ or Shortened Form ☐ or Defensive Name ☐ (indicate with a cross)

In order of preference	For Office Use	Initials & Date
1. METOREX LTD	approved/not approved	28/9
2.	approved/not approved	
3.	approved/not approved	
4.	approved/not approved	
5.	approved/not approved	
6.	approved/not approved	
	Reservation is valid for two months unless a shorter period is indicated	

B. Comparative Names (For Office Use) LD2 28/9

C. Is the proposed name associated with a person or a company? If so, what is the name and number (if a company) and the nature of the association (e.g. holding/subsidiary/director etc) ASSOCIATED WITH METOREX INVESTMENTS MINING & MANAGEMENT (P/L) 12/38554 AND CHANGE OF NAME OF METOREX (P/L) 69/03251/07 TO ABOVE

D. Main object of the proposed company TO ENGAGE IN ALL ASPECT OF THE BUSINESS OF MINING AND PROCESSING OF OARS

E. *In the case of a DEFENSIVE NAME, submit written proof that the applicant has a direct and material interest in the name.*

Name of Applicant (print)
JOHN & KERNICK

Signature of applicant/agent

21.9.1999

Date

Address to which form must be returned
JOHN & KERNICK

LM7802/1b

4596

196237

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Revenue stamp or revenue franking machine impression R20

APPLICATION FOR EXTENSION OF RESERVATION OF NAME

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
1999 -11- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(To be accompanied by Form CM 5 with name as approved)
(Section 42 (2))

05\054781 06.

Name previously reserved METOREX LIMITED

Date of approval of previous reservation 28 SEPTEMBER 1999

Reasons for requiring reservation to be extended documents not ready

Ext from 28/11/99

Attorney, agent or person acting on behalf of applicant for name

Name: JOHN & KERNICK

Postal address: (80)

Promoters of company in the case of a company to be formed

Full names:

Business addresses:

Date 25/11/1999

Signature

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Form/Vorm CM9

Registration No. of company/Registrasienommer van maatskappy

05/05478/06

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

CONSOLIDATED MURCHISON LIMITED

This is to certify that/Hierby word gesertifiseer dat

METOREX LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 1st

day of/dag van December

One Thousand Nine Hundred and/Eenduisend Negehonderd ninety nine

Registrar of Companies/Registrateur van Maatskappye

Seal of Companies Registration Office
Seël van Registrateur van Maatskappye

CERTIFIED A TRUE COPY OF THE ORIGINAL DOCUMENT
GEWAARMERK 'N JUISTE AFSKRIF VAN DIE OORSPRONKLIKE DOKUMENT

REGISTRAR OF COMPANIES
REGISTRATEUR VAN MAATSKAPPYE

List of Authorized Signatories

1. Anthony Simon Malone; and

2. Charles Denby Stockton Needham.

METOREX LIMITED

(Registration Number 1934/005478/06)

CONTENTS

GROUP SECRETARY'S CERTIFICATION

I hereby certify that Metorex Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973. All such returns are correct and up to date.



per
Meyer Wilson Marsh Inc
Secretary
28 September 2001

DIRECTORS' APPROVAL

The annual financial statements, set out on pages 20 to 46, were approved by the Board of Directors on 28 September 2001 and are signed on its behalf by:

A S Malone
Chairman

C D S Needham
Financial Director

MISSION STATEMENT

As the pre-eminent mid-tier mining group in Southern Africa, to create wealth for our stakeholders by acquiring, developing and managing quality mineral resource projects.

CORE VALUES

Core values recognised by Metorex Group management are:
Integrity, Commitment, Technical Excellence, Managerial Excellence and Innovation.

GROUP STRUCTURE

The group structure as at 30 June 2001 is set out below:


METOREX LIMITED
Consolidated Murchison Division
Wakefield 100%
Maranda 100%
O'Okiep 100%
Metmin 100%
Metorex Burkina Faso 100%
Abbey Commodities 100%
Chibuluma 85%
Vergenoeg 70%

Corporate Information

Company registration number	1934/005478/06
Registered office and postal address	**Metorex Limited** 2nd Floor, South Wing, Cradock Heights 21 Cradock Avenue, Rosebank, 2146, South Africa (PO Box 2814, Saxonwold, 2132)
Website and e-mail address	www.metorexgroup.com e-mail - info@metorexgroup.com
Telephone and fax numbers	Telephone +27(11)880-3155 Fax +27(11)880-3322
Directors	A S Malone *(Chairman)* P D Barnes*^ J M Darch*^ A J Laughland*~ C D S Needham *(Financial)* K C Spencer A E G Trollip Dr G D Wright*^ * *Non-executive* ^ *Canadian* ~ *British*
Company Secretaries	Meyer Wilson Marsh Inc Chartered Accountants (SA) 7 West Street, Houghton, 2195, South Africa (PO Box 1574, Houghton, 2041)
Auditors	Deloitte & Touche The Woodlands, Woodlands Drive, Woodmead Sandton, 2196, South Africa (Private Bag X6, Gallo Manor, 2052)
Transfer Secretaries (South Africa)	Mercantile Registrars Limited 11 Diagonal Street, Johannesburg, 2001, South Africa (PO Box 1053, Johannesburg, 2000)
United Kingdom Registrars	Capita IRG Plc Balfour House, 390 – 398 High Road Ilford, Essex IG1 INQ England

SUBSIDIARY COMPANIES CONTACT DETAILS

	Telephone	Fax number
Chibuluma Mines Plc (Zambia)	+260 (2) 74-9555	+260 (2) 74-9799
Wakefield Investments (Pty) Limited	+27 (13) 648-1441	+27 (13)648-1666
Consolidated Murchison Division	+27 (15) 318-8000	+27 (15)318-8004
Maranda Mining Company (Pty) Limited	+27 (15) 345-1758	+27 (15)345-1699
Metmin (Pty) Limited	+27 (11) 954-4476	+27 (11)954-4516
O'Okiep Copper Company (Pty) Limited	+27 (27) 781-8264	+27 (27)713-8492
Vergenoeg Mining Company (Pty) Limited	+27 (12) 723-0009	+27 (12) 723-0045
Metorex Burkina Faso	+226 (31) 6635	+226 (31) 7097

FINANCIAL HIGHLIGHTS

The salient features of the group's performance for the year ended 30 June 2001 are set out below:

	Year ended 30 June 2001	Year ended 30 June 2000
Gross revenue (R000)	**720 258**	578 948
Income before taxation (R000)	**116 385**	70 766
Earnings per share (headline) (cents)	**70,6**	24,2
Dividend per share (cents)	**18,0**	7,0
Number of shares in issue (weighted average) (000)	**120 584**	120 438
Number of shares traded (000)	**30 210**	8 707
Highest price (cents)	**460**	385
Lowest price (cents)	**195**	190


SEGMENTAL SALES REVENUE - 2001
Copper
Antimony
Zinc
Fluorspar
Gold
Coal
Cobalt/Mn
11%
16%
11%
14%
3%
5%
40%
SEGMENTAL MINING PROFIT (by-products grouped)
16%
11%
7%
10%
56%
Copper/Cobalt
Antimony/Gold
Zinc
Fluorspar
Coal

ANALYSIS OF SHAREHOLDERS

Range of shareholding	**Number of shareholders**	**%**	**Holding**	**%**
0 – 1 000	1 064	77,27	290 121	0,24
1 001 – 5 000	196	14,22	474 085	0,39
5 001 – 10 000	44	3,20	342 039	0,28
10 001 – 50 000	45	3,27	853 974	0,71
50 001 – 100 000	3	0,22	166 719	0,14
100 001 – 1 000 000	14	1,02	6 386 551	5,29
1 000 001 and above	11	0,80	112 216 331	92,95
	1 377	100,00	120 729 820	100,00

Range of shareholding	**Number of shareholders**	**%**	**Holding**	**%**
Individuals	1 263	91,72	8 037 895	6,66
Banks and nominee companies	64	4,65	26 815 966	22,21
Companies	27	1,96	62 231 499	51,55
Corporate bodies	23	1,67	23 644 460	19,58
	1 377	100,00	120 729 820	100,00

VALUE ADDED STATEMENT

"Value added" is the value which the group has added to its products and services.
This statement shows how the value so added has been allocated amongst the various stakeholders.

	30 June 2001 R000	**%**	30 June 2000 R000	%
Turnover	**720 258**		578 948	
Goods and services provided	**419 007**		351 984	
Total wealth created	**301 251**		226 964	
Allocated as follows:				
To employees	**187 994**	**63**	158 286	70
To government	**24 675**	**8**	16 446	7
To providers of capital	**21 684**	**7**	8 430	4
Total wealth allocated	**234 353**	**78**	183 162	81
Retained for future growth	**66 898**	**22**	43 802	19
	301 251	**100**	226 964	100


2001 WEALTH DISTRIBUTED
22%
7%
8%
63%
Employees
Government
Capital providers
Future growth

STATISTICAL INFORMATION

COMMODITY SALES STATISTICS

Commodity	Unit	**2001**	2000
Copper	(t)	**22 404**	23 515
Cobalt	(t)	**116**	91
Coal	(t)	**1 428 606**	1 215 804
Zinc	(t)	**12 554**	12 451
Manganese	(t)	**19 026**	25 468
Fluorspar	(wmt)	**137 160**	140 848
Antimony	(mtu)	**409 202**	462 712
Gold	(kg)	**1 146**	1 055

AVERAGE COMMODITY PRICES ACHIEVED

Commodity	Unit price	**2001**	2000
Copper	($/t)	**1 798**	1 622
	(R/t)	**13 650**	10 285
Cobalt	($/t)	**23 537**	29 388
	(R/t)	**178 647**	186 322
Coal	(R/t)	**82**	71
Zinc	($/t)	**1 033**	1 139
	(R/t)	**7 839**	7 161
Manganese	(R/t)	**136**	105
Fluorspar	($/t)	**80**	97
	(R/t)	**604**	615
Antimony	($/mtu)	**10**	8
	(R/mtu)	**82**	51
Gold	$/kg	**8 758**	9 144
	R/kg	**66 476**	57 974
Exchange rate (Average)	R/$	**7,59**	6,34

STATISTICAL INFORMATION

(continued)

ZAR / US$

Financial years 1999-2000 and 2000-2001



9
8.5
8
7.5
7
6.5
6
5.5
ZAR/US$
1 July 1999 - 30 June 2000
1 July 2000 - 30 June 2001

COPPER PRICES

Financial years 1999-2000 and 2000-2001



2,200
2,000
1,800
1,600
1,400
US$/ton
1 July 1999 - 30 June 2000
1 July 2000 - 30 June 2001

ANTIMONY PRICES

Financial years 1999-2000 and 2000-2001



1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
US$/ton
1 July 1999 - 30 June 2000
1 July 2000 - 30 June 2001

ZINC PRICES

Financial years 1999-2000 and 2000-2001



1300
1250
1200
1150
1100
1050
1000
950
900
850
US$/ton
1 July 1999 - 30 June 2000
1 July 2000 - 30 June 2001

COAL PRICES – US$

Financial years 1999-2000 and 2000-2001



35
30
25
20
US$/ton
1 July 1999 - 30 June 2000
1 July 2000 - 30 June 2001

COAL PRICES – ZAR

Financial years 1999-2000 and 2000-2001



100
90
80
70
60
ZAR/ton
1 July 1999 - 30 June 2000
1 July 2000 - 30 June 2001

STATISTICAL INFORMATION

(continued)

CAPITAL EXPENDITURE

The group capital expenditure by company and project is summarised below:

Company/Division	Description	2001 R000	2000 R000
Consolidated Murchison Division	– Beta shaft	**7 916**	2 715
	– Slimes dam	**555**	–
	– Magnetic separator	**469**	–
	– Goldroom upgrade	**–**	24
Vergenoeg Mining Company (Pty) Limited	– Plant improvements	**5 290**	1 154
	– Rehabilitation costs	**2 000**	–
	– Motor vehicles	**136**	–
	– Tailings dam	**–**	90
	– Computer equipment	**–**	58
Chibuluma Mines Plc	– Plant and machinery	**493**	–
	– Furniture and fittings	**170**	–
	– Infrastructure and vehicles	**–**	416
	– Chibuluma West deepening	**3 553**	–
	– Sub incline shaft	**–**	2 602
	– Chibuluma South Project	**101 616**	4 522
Wakefield Investments (Pty) Limited	– Lakeside West box cut and underground equipment	**9 562**	–
	– Lakeside Colliery plant	**–**	5 747
	– Lakeside West box cut	**–**	437
	– Lakeside West river diversion	**–**	159
	– Bankfontein plant improvements	**–**	101
Metorex Burkina Faso BV	– Project expenditure	**1 779**	2 475
Metmin (Pty) Limited	– Plant improvements	**–**	82
Maranda Mining Company (Pty) Limited	– Access road upgrade	**636**	–
	– Tertiary shaft	**316**	–
	– Plant and machinery	**721**	–
	– Vehicles and computers	**191**	81
	– Safety equipment	**–**	42
	– Exploration	**150**	–
O'Okiep Copper Company (Pty) Limited	– Slag dump	**19 234**	–
	– Sundry	**200**	–
Metorex Limited	– Furniture and office equipment	**39**	10
Total capital expenditure for the year		**155 026**	20 715

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the sixty-seventh annual general meeting of members of Metorex Limited will be held in the Grace Hotel, 54 Bath Avenue, Rosebank, Johannesburg, South Africa on Monday, 12 November 2001 at 15:30 for the following purposes:

1. To present the annual financial statements for the year ended 30 June 2001;
2. To elect directors. In terms of the Articles of Association of the company, Mr A J Laughland, K C Spencer and Dr G D Wright retire by rotation;
   - Dr G D Wright does not wish to offer himself for re-election;
   - A J Laughland offers himself for re-election;
   - K C Spencer, appointed 1 September 2001, offers himself for re-election;
   - The directors recommend Mr J S Petersen be appointed to the board.
3. To approve the directors' remuneration;
4. To appoint auditors;
5. To place the unissued shares of the company under the control of the directors; and
6. To renew the general authority given to the directors to repurchase the shares in the Company, from time to time.
7. To approve the amendment to the company's Articles of Association to permit the option of electronic transfer of financial information and annual reports to shareholders of the company, who have so elected.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. The proxy so appointed need not be a member. Proxy forms should be forwarded to reach the offices of the transfer secretaries or the registered offices of the company at least 48 hours, excluding Saturday, Sunday and Public Holidays, before the time appointed for the meeting.

By order of the board

Meyer Wilson Marsh Inc.

Meyer Wilson Marsh Inc
Secretaries
28 September 2001

CHANGE OF ADDRESS

Members are requested to notify any change of address to:

SOUTH AFRICAN TRANSFER SECRETARIES or the **UNITED KINGDOM REGISTRARS**

Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
South Africa

Capita IRG Plc
Balfour House
390 – 398 High Road
Ilford, Essex IG1 INQ
England

CHAIRMAN'S REVIEW

It is a pleasure to submit the Metorex Limited results for the year ended 30 June 2001 which reflect record profits as well as an increased dividend for the year. Full details of the various operations are contained in the Directors' Review.

In line with international trends, the group adopted the IAS format of reporting for this financial year and the previous year's comparative figures have been restated to comply with that policy.

The group income before taxation and minorities for the year was R116 million (2000: R71 million). After taxation and minority interests, the net income was R89 million (2000: R52 million) which represents earnings per share of 73,5 cents (2000: 43,4 cents), a 69% increase on the previous year. The profit improvement was mainly attributable to improved metal prices in the first half of the year and the Rand/Dollar exchange rate which depreciated to an average of R7,59/$1 (2000: R6,34/$1) during the year.

The group has a mix of commodities which offer counter cyclical protection during economic cycles. Thus, whilst during the latter half of the year the base metal and antimony prices declined, the fluorspar and coal prices improved in both Dollar and Rand terms. This mix should assist the Group during the forthcoming year in which base metal prices are being severely impacted by the economic downturn in Europe and the USA.

A most pleasing aspect of the group's performance for the year was in the safety arena. Three of our mines, namely O'Okiep, Maranda and Consolidated Murchison received 1 000 accident free shift awards, presented by the Department of Minerals and Energy. These achievements are a great credit to the staff and management of those operations and the other group companies in a year in which the group safety statistics have been remarkably good.

From an organic growth viewpoint, the company completed the following projects which were referred to last year:

(a) The re-equipping and commencement of production from the Beta Shaft.

(b) Completion of the Chibuluma South Processing Plant and Open Pit operation.

(c) The opening of the Lakeside West underground orebody.

(d) Partial completion of the Vergenoeg plant improvements.

Subsequent to year end, the depressed copper price combined with high US Dollar operating costs in Zambia has resulted in the Chibuluma South Project being placed on a temporary "care and maintenance" basis pending an improved copper price and assessment of earlier access to the Chibuluma South sulphide orebody.

The group capital expenditure of R155 million (2000: R20,7 million) was incurred on these projects with the Chibuluma South plant and open pit being the major contributor. The Chibuluma South project was funded by means of an $8,9 million facility guaranteed by Credit Guarantee Insurance Company ("CGIC"). This is a five-year loan bearing interest at 7,5% p.a., which funded approximately 45% of the group's capital expenditure. The remainder of the capital was funded from internal resources. All of these projects increased the group's production capability and ore reserves extending the lives of each project to in excess of ten years. The Vergenoeg plant modifications are largely completed and the recovery improvements anticipated are expected to be achieved, by the end of September 2001.

The Burkina Faso Government has agreed to the majority of Metorex's proposals regarding the Mining Convention and drafting of a MOU ("Memorandum of Understanding") is in progress. Thereafter the company will be in a position to progress a more detailed feasibility study on the project, including discussions with various Aid Agencies, aimed at achieving a production decision on the Perkoa project within the next eighteen months.

CHAIRMAN'S REVIEW

(continued)

The group generated operating cashflows of R154 million before taxation, depreciation and minority interests. After taking account of taxation, dividends and capital expenditure net of borrowings, the group generated R42 million positive cash flow. In line with the group's policy of declaring between 20% and 30% of profits after tax and capital expenditure, the group has declared a final dividend of 12 cents per share subsequent to the year end, which, together with the interim dividend of 10 cents per share, gives an annual dividend of 22 cents for the year or R26,5 million. In accordance with IAS reporting standards, dividends are only recorded through the books of account when declared; accordingly the dividends of 18 cents per share recorded through the books of account relate to the final dividend for the 2000 financial year (8 cents) and the interim dividend for the 2001 financial year (10 cents). The final dividend for the 2001 financial year of 12 cents per share was declared subsequent to 30 June 2001.

The company investigated twenty projects (2000: seventeen) during the year. Stringent investment criteria are applied to potential projects. Five of the twenty projects were taken to final feasibility study. Offers were made on four of these projects which offers were not acceptable to the vendors. More details of our investment criteria are contained in the Directors' Review. The company continues to seek investments in the areas of precious metals, base minerals, coal and selected industrial minerals to complement the existing portfolio.

The share price performance during the year has been satisfactory and both liquidity and tradability in the shares have improved. These two issues remain of concern to the Board and steps are being taken to improve both aspects. The price per Metorex share commenced the year at R1,95, peaked at R4,60 and closed the year trading at a price of R3,50 per share, which gives a market capitalisation in the group of R423 million at 30 June 2001.

During the year, A E G ("Tony") Trollip resigned as Chairman of the group. On behalf of the Management, Staff and the Shareholders of the company, I would like to express our appreciation to him for his invaluable contribution to the group. Tony has been the informal Chairman of the company since its inception in 1975 moving into a more formal role as the group expanded and has made a major contribution to both its strategic and operational development over the past 26 years. He remains a Director of the company.

W N Gardyne resigned from the board during the year and subsequent to year end, we welcome to the board K C Spencer as the Executive Director, Operations and J C King as A S Malone's alternate.

The Board thanks the directors, management and staff for their contribution to the years' profits. Our thanks also to all suppliers, customers, shareholders and other stakeholders for their support during the year.

In his annual review last year, the Chairman noted that if the expected increase in commodity prices continued, it could be good news for shareholders. This increase did continue during the first half of the year and this good news is reflected in the increased earnings and dividend. However, unfortunately the reverse also applies and if the recent sharp decline in commodity prices continues, then the forthcoming year's profits and dividend will accordingly be affected.

A S Malone
Chairman
28 September 2001

DIRECTORS' REVIEW

This report summarises the operations of the company's various subsidiaries and the major achievements of the subsidiaries during the course of the year.

CHIBULUMA MINES PLC

		2000/2001	1999/2000
Copper sold	(t)	**8 418**	7 918
Cobalt sold	(t)	**116**	91
Average copper price	($/t)	**1 841**	1 776
Mining profit	(R000)	**14 276**	7 228
Capital expenditure	(R000)	**105 832**	7 540

The Chibuluma West underground operation maintained production levels during the year with mining profits improving on the preceding year. The capital expenditure on Chibuluma West was largely incurred on completing the decline shaft, ore passes and pump systems. Exploration drilling on Chibuluma West continued aimed at seeking confirmation of drill indicated ore on the Eastern Extension of the existing syncline. At year-end, the Chibuluma West reserves and resources represent a further life of approximately three years.

The construction of the Chibuluma South plant and open pit commenced in April 2000 and was largely completed by year-end. The open pit stripping was timeously completed and first deliveries of oxide material to the plant were available in mid-April to coincide with the commissioning of the crushing and milling circuit. The grade of the orebody has been confirmed by the head grades of material delivered to the plant.

The original Chibuluma South Plant flow sheet envisaged approximately 40% of the copper being produced in an oxide concentrate and the balance being recovered by means of a cement copper circuit. During the course of the year, the contract terms for oxide concentrate deteriorated due to the limited level of pyrite availability on the Copperbelt which required a reconfiguration of the plant circuit to produce cement copper only. The leach and cement sections of the plant became operational during June/July 2001 and are currently in a commissioning phase. The leaching and cement copper recoveries have not yet consistently reached design levels.

The capital expenditure for the plant, infrastructure and initial stripping of the open pit was an amount of R102 million. This was funded to the extent of US$8,9 million by an Investec/ CGIC loan. Additional funding was provided by Metorex Limited. Since year-end, the copper price has deteriorated which together with the high operational cost of sulphuric acid, scrap iron and lime have impacted on the envisaged profitability of the mining of the Chibuluma South project. At current mineral prices, i.e. $1 400 to $1 450 the mining of the Chibuluma South oxide orebody produces a loss and the Board is reviewing the alternatives available following the placing of Chibuluma South on "care and maintenance" which includes early access to the Chibuluma South sulphide orebody, seeking alternative consumers for the oxide concentrate outside Zambia and optimising the existing cost structure and metallurgical performance of the plant. Shareholders will be kept informed of progress.

CONSOLIDATED MURCHISON MINE ("CONS MURCH")

		2000/2001	1999/2000
Antimony sold	(mtu)	**409 202**	462 712
Gold sold	(kg)	**1 040**	847
Average antimony price(net)	($/mtu)	**9,94**	8,00
Average gold price	($/kg)	**8 620**	8 878
Mining profit/(loss)	(R000)	**8 085**	(7 165)

The antimony price commenced the year at a level of $1 750 per ton ($17,50 per mtu). In September 2000 it started a downward trend, which culminated in the lowest ever real antimony price by June 2001 viz. $980 per ton ($9,80 per mtu). Due to the unstructured pricing policies of the Chinese antimony producers it was not expected that this trend would be reversed in the short-

term and consequently, management concentrated on producing incremental gold at the expense of antimony production. This is reflected in the 23% increase in gold sales and the 11% decline in the antimony sales for the current year.

The mine management concentrated on controlling operational costs which, with the incremental gold production, resulted in a mining profit for the financial year of R8 million compared to a loss of R7 million the previous year.

Subsequent to year end, production cut backs in China, following a recent mine disaster, are expected to result in increases in the international antimony price, however mine management will continue to focus on increasing gold production and cost control during the forthcoming financial year.

The Beta Shaft re-equipping was completed in December 2000 which after the completion of the initial access development to the orebody, hoisted the first 700 tons of ore in May 2001. During the forthcoming year the operations at Beta Shaft will concentrate on opening up ore reserves and bringing new stopes into production which should increase the monthly production tonnage to 10 000 tons by June 2002.

The ore reserves calculated in accordance with SAMREC standards indicate a remaining life of approximately seven years at current production levels and prices.

The Joint Venture exploration programme for gold on the Consolidated Murchison claim areas is being managed by Harmony Gold Exploration (Proprietary) Limited and to date some R3,8 million has been spent on the project. The programme has consisted of geochemical and geophysical programmes resulting in anomalies being identified which have subsequently been drilled. To date no major gold occurrence or resource has been established but the programme is ongoing and shareholders will be kept informed of the results.

MARANDA MINES (PROPRIETARY) LIMITED ("MARANDA")

		2000/2001	1999/2000
Zinc sold	(t)	**12 554**	12 451
Copper sold	(t)	**1 566**	1 646
Average zinc price	($/t)	**1 033**	1 139
Average copper price	($/t)	**1 782**	1 737
Mining profit	(R000)	**17 940**	7 164

The mining profit for the company of R17,9 million is largely derived from the Maranda Mine, situated near Letsitele. In overview the company enjoyed a good year with the highlight being the increase in ore reserves at the Maranda mining operation by some 100 000 tons. This increase has provided for an additional year of mining at the Maranda and Romotshidi shafts, which are now forecast to reach depletion by mid-2004.

The mining and production operations at Maranda Mine are in a steady state with focus being placed on productivity, cost containment, grades mined, plant recoveries and improved concentrate grades together with the optimisation of the ore reserves to increase the mine life.

During the year, R280 000 was spent on the metallurgical testwork to evaluate the recoveries of copper and zinc from the LCZ orebody. A bioleech test process has produced some promising recovery results but these need to be optimised to achieve recovery levels that will enable LCZ to be turned to account in the future. Further work needs to be done on this process but with the current low international zinc prices, the possibility of re-opening the LCZ shaft does not appear promising in the short term.

During the year, approximately R563 000 (2000: R1,1 million) was spent on further exploration on the zinc/copper line. No meaningful ore resources were discovered and it is believed that no further exploration is warranted. Consequently, this exploration programme will be run-down during the forthcoming financial year.

At the time of this report the zinc price had reached $781 per ton, a 15 year low. Whilst Maranda mine remains profitable at these levels, should these price levels persist for an extended period, they will have a negative impact on the profits for the forthcoming financial year.

O'OKIEP COPPER COMPANY (PROPRIETARY) LIMITED ("O'OKIEP")

		2000/2001	1999/2000
Copper sold (captive)	(t)	**12 420**	13 951
Average copper price	($/t)	**1 784**	1 521
Mining profit	(R000)	**45 812**	18 086

O'Okiep had another good year, once again improving its captive production. The concentrate market and treatment charges were relatively flat during the year however, O'Okiep took advantage of spot shipments of concentrate at higher treatment charges and consequently increased tonnage of custom material treated during the year.

The O'Okiep copper production for the year was 12 368 tons, with a further 12 750 tons of toll copper and 7 025 tons of custom copper being produced during the year.

Exploration continued during the year, with a small find being made in an area close to the smelter complex. Insufficient drilling has been done to classify this tonnage in either the reserves or resources of the mine. The Nigramoep mine ore reserves will be depleted during the first quarter of the calendar year 2002 and the mine will be closed.

A feasibility study into the retreatment of the slag dump was completed and showed acceptable returns. The contract for the construction of the plant to treat the slag has been awarded. The plant should be commissioned by March 2002 at a total cost of R53 million. Initial metallurgical testwork has shown that the slag dumps contain approximately 7 million tons of material at a grade of 1,5% copper. The plant recovery should be approximately 65% of the contained copper. The concentrate from the slag plant will be smelted at O'Okiep and continued purchases and tolling of concentrate to optimise the smelter operation is envisaged.

The slag retreatment project should run for eight years, during which time the company will continue an exploration programme in an effort to find additional reserves. This programme will initially concentrate on finding reserves in the immediate vicinity of Nababeep which could be treated in the new slag re-treatment concentrator. A reinterpretation of previous work in the Nama-covered area suggests additional exploration in these areas is warranted.

O'Okiep was awarded the 1 000 Fatality Free Production Shifts shield and a Certificate of Excellence for achieving 250 000 fatality free shifts by the Mine Health and Safety Council during the year. The management and staff are congratulated on these achievements.

VERGENOEG MINING COMPANY (PROPRIETARY) LIMITED ("VERGENOEG")

			2000/2001	1999/2000
Fluorspar sold	– acid grade	(wmt)	**122 150**	127 656
	– metspar	(wmt)	**15 010**	13 192
Mining profit		(R000)	**21 751**	16 620

During the year R7,4 million was spent on upgrading the recovery plant at Vergenoeg. This upgrading had two major objectives namely the increase in the recovery and improvement in the quality of the acid spar product.

DIRECTORS' REVIEW

(continued)

The major alterations made were the introduction of post milling thickeners, improvement in the conditioning circuits, heating of the pulp prior to conditioning and improved flotation cells in the main part of the plant. It is pleasing to report that, despite the upgrade not being totally complete, at the end of the year the acid grade recovery had risen to 65,7% and the total recovery to 76,5% compared to average figures for the year of 55,4% and 63,4% respectively.

The acid spar tonnage was sold to five international customers, who have indicated that they wish to extend and possibly increase, their off-take. This increased demand should be met with the final commissioning of the upgrading of the recovery plant. All the metspar sales are made to local customers.

Vergenoeg is the single largest fluorspar resource in the world, representing approximately 10% of the world's total fluorspar resources. Its head feed of 35% to 40% ranks as the second richest resource in world terms and consequently this ore resource is an important component of your company's investment portfolio.

Fluorspar pricing is a function of both freight rates and quality and there is no "standard" price for fluorspar.

China is the largest producer of fluorspar and during the year they appear to have adopted a more rewarding marketing policy. This resulted in a small increase in prices for the calendar year 2000 and this trend is expected to continue when contracts are concluded during November 2001 for the calendar year 2002.

Management are confident that with the increased production and slightly improved fluorspar prices that profitability at Vergenoeg will be improved during the forthcoming financial year.

WAKEFIELD INVESTMENTS (PROPRIETARY) LIMITED ("WAKEFIELD")

	2000/2001	1999/2000
Coal sold (t)	**1 428 606**	1 215 804
Mining (loss) (R000)	**(256)**	(5 829)

Wakefield comprises three collieries namely, Leeuwfontein, Bankfontein and Lakeside. The collieries are all situated in the Kendal area of Mpumalanga and jointly produced 2,3 million tons of run-of-mine coal at an average yield of 62% to produce 1,4 million tons of saleable coal. This coal is sold mainly to the local industrial markets and domestic users, with approximately 10% being sold to the export market.

During the year under review, Lakeside Colliery depleted its opencast reserves and commenced with an underground operation, which is now fully established. It is forecast to produce 75 000 ROM tons per month. The processing plant attained throughput levels of 85 000 tons per month during the year. The overland conveyor from the mine to the plant was completed at year-end and should reduce transport costs in future.

Leeuwfontein colliery's current reserves are nearing depletion and discussions to source additional reserves adjacent to the mine, so as to assure the continued operation of the colliery are at an advanced stage. This colliery is forecast to produce at 70 000 ROM tons per month. Subsequent to year-end, agreement was reached for the acquisition of this ground.

Bankfontein had another satisfactory year and is forecast to continue to produce at current levels of 70 000 ROM tons per month. Prices of coal have shown an improvement on the export market and those prices are now filtering through into the local market.

Wakefield has signed a Memorandum of Understanding with an empowerment company "Umnotho weSizwe Investment Holdings (Proprietary) Limited ("Umnotho")", whereby Umnotho earns shareholding in Wakefield by sourcing additional reserves, securing export entitlement and increasing markets in parastatal utilities. Good headway has been made by Umnotho in meeting these objectives, and a Shareholder's Agreement between the parties should be signed shortly.

DIRECTORS' REVIEW

(continued)

Capital expenditure for the year of R9,5 million was incurred on the overland conveyor plant improvements and underground equipment for Lakeside.

METOREX BURKINA FASO – PERKOA PROJECT

As has been announced previously, discussions have been held with the Burkinabe Government with regard to the Mining Convention and other fiscal conditions applicable to the Perkoa project. A number of proposals aimed at achieving fiscal terms in line with those in French speaking West Africa and in accordance with current tax legislation prevailing in the world, were presented to the Burkina Faso Government.

Following extended discussions, the Government of Burkina Faso has notified Metorex in June 2001 that these principles were acceptable. A Memorandum of Understanding is to be drawn up detailing these conditions. On signature thereof, the company will be in a position to proceed with the necessary technical, infrastructural and Aid Agency investigations in order to finalise a bankable feasibility study. It is envisaged that this process will take 12 to 18 months from receipt of the signed Memorandum of Understanding.

COMMODITY PRICES

As noted in the Chairman's Statement, certain of the commodity prices have deteriorated significantly since year-end and in the case of copper and zinc, are trading at medium term lows. Whilst the benefit of a multi commodity portfolio ameliorates these prices to an extent, there is no doubt that the declines in copper and zinc prices will impact on future profitability.

The coal and fluorspar prices have maintained and marginally improved on the previous year's prices and the medium term forecast for those commodities is reasonable. The gold price in Rand terms has maintained its level and the antimony price, whilst having deteriorated significantly during the past year, has begun to show signs of improvement due to mining problems in the major antimony-producing province in China. Your Board anticipates that fluorspar, antimony, gold and coal prices will at least maintain the previous year's levels and may improve. The copper and zinc prices at present are low. Forecasts by various commentators suggest these prices will gradually recover in the first and second quarters of 2002 as the general economic slowdown in Europe and North America eases. Shareholders are referred to the mineral price graphs incorporated as part of this Annual Report, in the statistical information schedule.

CAPITAL EXPENDITURE

Group capital expenditure during the past year is detailed in the statistical information schedule.

A S Malone
28 September 2001

Corporate Governance Statement

The directors of Metorex Limited are committed to the principles of transparency, integrity and accountability in dealings with all stakeholders. The directors ensure that the group complies in all material respects with the code of corporate practices and conduct contained in the King Report on Corporate Governance ("the Code").

Specifically the directors report on the following matters:

ANNUAL FINANCIAL STATEMENTS

In accordance with the requirements of the Companies Act, 1973, the directors are responsible for the preparation of annual financial statements that fairly present the state of affairs of the company and the group. The external auditors are responsible for carrying out an independent examination of the financial statements and report their findings thereon in accordance with Statements of South African Auditing Standards.

The financial results of the company which have been prepared in accordance with International Accounting Standards, are set out in pages 22 to 46. All comparatives have been appropriately restated from generally accepted accounting practice adopted by the mining industry in South Africa to International Accounting Standards. The effect of the restatements have been disclosed in Note 2 to the annual financial statements.

RISK MANAGEMENT

The Board is responsible for the group's system of internal financial and operational control. The group's internal controls are designed to provide reasonable, but not absolute, assurance as to the integrity and reliability of the financial statements and to safeguard, verify and maintain accurate records of the company's assets and efficient management of the group's resources, and facilitate the early detection of potential fraud, liability, loss and material misstatement, whilst complying with the applicable laws and regulations.

During the year under review, nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred. A material breakdown is defined as a critical weakness in process or financial systems which could result in a material loss, contingency or uncertainty requiring disclosure in the published annual financial statements.

AUDIT COMMITTEE

Messrs A J Laughland, P D Barnes and C D S Needham serve as members of the audit committee, which meets quarterly.

The external auditors have unrestricted access to the committee and representatives of the auditors attend the committee meetings by invitation.

The principle functions of the committee are to review the financial statements and accounting policies, the effectiveness of internal controls and to review and discuss the risks facing the group and the findings and recommendations of the external auditors.

REMUNERATION COMMITTEE

This committee comprises Messrs A S Malone, J M Darch and A E G Trollip. The purpose of the committee being to review salary trends in the marketplace and approve salaries at directors' level, based on the committee's findings, ensuring also fair reward for individual contributions to the performance and well-being of the group during the year under review.

CORPORATE GOVERNANCE STATEMENT

(continued)

EMPLOYMENT EQUITY

The group is committed to providing fair and equitable treatment for all employees and creating a workplace in which individuals of ability and application can develop rewarding careers at all levels, regardless of ethnicity or gender.

In compliance with the Employment Equity Act (1998), the group submitted a report and future action plan to Government and has been working towards achieving those targets.

HEALTH AND SAFETY

There have been no fatalities in the year under review. Matters of health and safety are addressed as part of the ongoing responsibilities of management. An annual medical report required by the Mine Health and Safety Act, 1996, Section 2(1)(c) and Section 16(1) is submitted as an annexure to this report.

CODE OF ETHICS

The group's code of ethics requires all employees within the group to act with the utmost good faith and integrity in all transactions and with all stakeholders with whom they interact. It commits the company and employees to sound business practices and compliance with legislation.

GOING CONCERN

The directors are satisfied that the company will continue in operation for the foreseeable future. On this basis, the "going concern" concept is used when preparing the annual financial statements.

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF METOREX LIMITED

INTRODUCTION

We have audited the annual financial statements and the group annual financial statements of Metorex Limited set out on pages 20 to 46 for the year ended 30 June 2001. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 30 June 2001 and the results of their operations and cash flows for the year then ended, in accordance with International Accounting Standards and in the manner required by the Companies Act in South Africa.

Deloitte + Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandton
28 September 2001

Statutory Information

NATURE OF BUSINESS

Metorex is an established second-tier mining company, which listed on the JSE Securities Exchange, South Africa and the London Stock Exchange on 6 December 1999. The company owns and manages, quality mining projects on a decentralised profit centre basis, and provides technical, administrative and financial support to operational management.

FINANCIAL RESULTS

The results for the year are set out in the audited annual financial statements which appear on pages 22 to 46.

SHARE CAPITAL

The authorised and issued share capital of the company is detailed in Note 17 to the annual financial statements.

An amount of 4 483 349 shares from the unissued share capital has been reserved for participants under the Metorex Limited Share Incentive Scheme. Options of 1 712 572 shares at R2,55 per share were offered to Metorex Limited group employees during the year. A total of 251 651 shares were implemented by existing employees in the year under review.

DIRECTORS

The board of directors at 30 June 2001 comprised: A S Malone *(Chairman)*; C D S Needham *(Financial Director)*; P D Barnes*; J M Darch*; A J Laughland*^; A E G Trollip; G D Wright*[1].

**Non-executive, [1]Canadian, ^British*

During the year W N Gardyne resigned and A E G Trollip relinquished the Chairmanship of the company, he however remained on the board as a director. A S Malone was appointed Chairman of the board.

K C Spencer was appointed to the board on 1 September 2001.

In terms of the Articles of Association of the company, Mr A J Laughland, Mr K C Spencer and Dr G D Wright are due to retire by rotation and are eligible for re-election. Dr G D Wright does not wish to offer himself for re-election. The directors have recommended that Mr J S Petersen be appointed to the board and that Mr K C Spencer, appointed on 1 September 2001 be re-elected in terms of the Articles of Association.

The interests of the directors in the issued share capital of the company at the end of the financial year were as below:

	Total number of shares	
	2001	2000
Direct	**2 006 651**	2 273 999
Indirect	**24 412 144**	25 637 710

The following directors have an interest, direct or indirect, in more than 1% of the issued share capital of the company: A S Malone, A E G Trollip, C D S Needham and J M Darch.

Statutory Information

(continued)

DIVIDENDS

An interim dividend referenced 003 of 10 (ten) cents per share was declared to shareholders on 9 March 2001.

A final dividend referenced 004 of 12 (twelve) cents per share was declared to shareholders on 6 September 2001.

SUBSIDIARIES

Refer to Note 14 of the annual financial statements for details of subsidiary companies.

MAJOR SHAREHOLDERS

At 30 June 2001 the following shareholders held more than 5% of the 120 729 820 ordinary shares issued by the company:

Shareholder	Number of shares	%
Metallica Trust	19 519 269	16
Crew Development Corporation	62 542 074	52

As far as can be ascertained from the register of members, and to the best of the directors' knowledge, there were no other holders of 5% or more in the capital of the company at that date.

INCOME STATEMENT

for the year ended 30 June 2001

	Notes	Group		Company	
		2001	2000	**2001**	2000
		R000	R000	**R000**	R000
Revenue					
Mineral sales					
Copper		**284 435**	223 124	**–**	–
Zinc		**98 415**	89 162	**–**	–
Coal		**116 685**	86 591	**–**	–
Fluorspar		**82 846**	71 127	**–**	–
Gold		**76 181**	61 163	**68 562**	47 676
Antimony		**33 416**	23 560	**33 416**	23 560
Cobalt		**20 723**	16 769	**–**	–
Other		**7 557**	7 452	**–**	–
Gross revenue		**720 258**	578 948	**101 978**	71 236
Realisation costs		**150 836**	127 143	**692**	500
On-mine revenue		**569 422**	451 805	**101 286**	70 736
Cost of production	3	**455 561**	412 122	**103 540**	88 366
Mining profit/(loss)	3	**113 861**	39 683	**(2 254)**	(17 630)
Other income/(expenditure)	5	**922**	14 846	**22 651**	26 945
Income before finance costs		**114 783**	54 529	**20 397**	9 315
Finance income/(costs)	6	**1 515**	(548)	**1 741**	(458)
Income before exceptional items		**116 298**	53 981	**22 138**	8 857
Exceptional items	7	**87**	16 785	**–**	12 920
Income before taxation		**116 385**	70 766	**22 138**	21 777
Taxation	8	**24 675**	16 446	**(4 445)**	20
Income after taxation		**91 710**	54 320	**26 583**	21 757
Income attributable to outside shareholders		**3 128**	2 088	**–**	–
Net income for the year		**88 582**	52 232	**26 583**	21 757
Basic earnings per share (cents)	9	**73,5**	43,4		
Diluted earnings per share (cents)	9	**70,8**	42,4		
Basic headline earnings per share (cents)	9	**70,6**	24,2		
Diluted headline earnings per share (cents)	9	**68,0**	23,7		
Dividend per share (cents)	10	**18,0**	7,0		

BALANCE SHEET

at 30 June 2001

	Notes	Group 2001 R000	Group 2000 R000	Company 2001 R000	Company 2000 R000
ASSETS					
Non-current assets					
Property, plant and equipment	11	**433 602**	282 145	**24 280**	17 027
Goodwill	12	**69 785**	68 590	**18 419**	20 721
Investments	13	**891**	486	**891**	486
Subsidiaries	14	**–**	–	**252 037**	270 449
Rehabilitation trust funds	22	**19 993**	18 372	**–**	–
		524 271	369 593	**295 627**	308 683
Current assets					
Inventories	15	**46 178**	34 434	**4 222**	3 270
Trade and other receivables	16	**120 370**	92 607	**12 934**	12 183
Group companies		**–**	–	**3 688**	1 770
Taxation prepaid		**605**	634	**473**	475
Bank balances and cash		**75 423**	40 239	**17 051**	1 173
		242 576	167 914	**38 368**	18 871
Total assets		**766 847**	537 507	**333 995**	327 554
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	17	**12 073**	12 043	**12 073**	12 043
Share premium	18	**313 578**	312 822	**313 578**	312 822
Non-distributable reserves	19	**(4 903)**	(6 833)	**11 536**	–
Retained income		**162 746**	95 848	**87 736**	82 837
Equity reserve	20	**(128 066)**	(128 066)	**(108 378)**	(108 378)
		355 428	285 814	**316 545**	299 324
Minority interest		**14 611**	14 003	**–**	–
Non-current liabilities					
Long-term liabilities	21	**68 181**	5 425	**–**	–
Long-term provisions	22	**34 279**	28 308	**–**	–
Deferred taxation	23	**72 089**	57 276	**499**	–
Post retirement medical aid	24	**14 776**	11 764	**2 144**	–
		189 325	102 773	**2 643**	–
Current liabilities					
Trade and other payables		**139 554**	77 180	**9 412**	4 608
Group companies		**–**	–	**384**	15 501
Short-term borrowings	21	**28 667**	12 251	**–**	–
Provisions	22	**18 501**	27 115	**5 011**	7 226
Bank overdraft	25	**7 230**	13 886	**–**	895
Taxation		**13 531**	4 485	**–**	–
		207 483	134 917	**14 807**	28 230
Total equity and liabilities		**766 847**	537 507	**333 995**	327 554

Statement of Change in Equity

for the year ended 30 June 2001

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R0000
Share capital	**12 073**	12 043	**12 073**	12 043
– Balance at beginning of year	**12 043**	9 975	**12 043**	9 975
– Change due to reverse acquisition	**–**	(9 195)	**–**	(9 195)
– Issue of new shares	**30**	11 263	**30**	11 263
Share premium	**313 578**	312 822	**313 578**	312 822
– Balance at beginning of year	**312 822**	14 454	**312 822**	14 454
– Issue of new shares	**756**	304 109	**756**	304 109
– Listing expenses	**–**	(5 741)	**–**	(5 741)
Non-distributable reserves	**(4 903)**	(6 833)	**11 536**	–
– Balance at beginning of year	**(6 833)**	213 021	**–**	4 679
– Changes in accounting policy	**–**	(180 254)	**–**	–
– Transfer to retained income	**–**	(32 739)	**–**	(4 679)
– Restated non-distributable reserves	**(6 833)**	28	**–**	–
– Foreign exchange reserve	**(14 561)**	(6 861)	**–**	–
– Translation gain on foreign monetary item	**23 558**	–	**16 480**	–
– Tax effect of translation gain on foreign monetary item	**(7 067)**	–	**(4 944)**	–
Equity reserve	**(128 066)**	(128 066)	**(108 378)**	(108 378)
– Balance at beginning of year	**(128 066)**	–	**(108 378)**	–
– On restructuring the group	**–**	(128 066)	**–**	(108 378)
Retained income	**162 746**	95 848	**87 736**	82 837
– Balance at beginning of year	**95 848**	80 455	**82 837**	64 817
– Associate income recognised on reverse acquisition	**–**	–	**–**	14
– Changes in accounting policy	**–**	(61 148)	**–**	–
– Transfer from non-distributable reserves	**–**	32 739	**–**	4 679
– Restated retained income	**95 848**	52 046	**82 837**	69 510
– Net income for the year	**88 582**	52 232	**26 583**	21 757
– Dividends distributed	**(21 684)**	(8 430)	**(21 684)**	(8 430)
Total equity	**355 428**	285 814	**316 545**	299 324

CASH FLOW STATEMENT

for the year ended 30 June 2001

	Notes	Group		Company	
		2001	2000	**2001**	2000
		R000	R000	**R000**	R000
CASH INFLOWS FROM OPERATING ACTIVITIES		**115 793**	13 689	**7 514**	2 336
Cash generated by/(utilised in) operations	A	**153 827**	37 717	**12 529**	(6 276)
Dividends received		**46**	50	**14 926**	18 046
Dividends paid		**(24 204)**	(8 430)	**(21 684)**	(8 481)
Taxation paid		**(15 391)**	(15 100)	**2**	(495)
Finance costs		**1 515**	(548)	**1 741**	(458)
CASH (OUTFLOWS)/INFLOWS FROM INVESTING ACTIVITIES		**(151 966)**	2 000	**8 473**	965
Additions to property, plant and equipment to expand activities		**(155 026)**	(20 715)	**(8 979)**	(2 749)
Proceeds on disposal of property, plant and equipment		**3 465**	12 756	**–**	–
Loans from/(to) subsidiaries		**–**	–	**34 892**	(2 184)
Movement in group companies		**–**	–	**(17 035)**	7 787
Acquisition of subsidiaries	B	**–**	15 700	**–**	3 852
Listing costs		**–**	(5 741)	**–**	(5 741)
Acquisition of investments		**(405)**	–	**(405)**	–
CASH INFLOWS/(OUTFLOWS) FROM FINANCING ACTIVITIES		**78 356**	(29 320)	**786**	(10 305)
Borrowings raised/(paid)		**77 570**	(29 617)	**–**	(10 602)
Shares issued		**786**	297	**786**	297
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**42 183**	(13 631)	**16 773**	(7 004)
Cash and cash equivalents at the beginning of the year		**44 725**	57 685	**278**	7 282
Effect of foreign exchange rate changes		**1 278**	671	**–**	–
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	C	**88 186**	44 725	**17 051**	278

NOTES TO THE CASH FLOW STATEMENT

for the year ended 30 June 2001

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
A. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED/(UTILISED IN) OPERATIONS				
Income before taxation	**116 385**	70 766	**22 138**	21 777
Adjusted for:				
Dividends received	**(46)**	(50)	**(14 926)**	(18 046)
Profit on disposal of mining assets	**(3 179)**	(12 756)	**–**	–
Finance costs	**(1 515)**	548	**(1 741)**	458
Goodwill amortisation	**(1 195)**	(1 222)	**2 302**	2 302
Exceptional items	**(87)**	(16 785)	**–**	(12 920)
Depreciation and amortisation	**27 374**	32 503	**1 726**	1 629
Operating profit/(loss) before working capital changes	**137 737**	73 004	**9 499**	(4 800)
Working capital changes	**16 090**	(35 287)	**3 030**	(1 476)
(Increase)/decrease in inventories	**(9 636)**	10 826	**(952)**	1 623
(Increase)/decrease in receivables	**(25 805)**	(31 727)	**(751)**	3 316
Increase/(decrease) in accounts payable and provisions	**51 531**	(14 386)	**4 733**	(6 415)
Cash generated by/(utilised in) operations	**153 827**	37 717	**12 529**	(6 276)

NOTES TO THE CASH FLOW STATEMENT

for the year ended 30 June 2001 *(continued)*

B. ACQUISITION OF SUBSIDIARIES AND ASSETS

On 1 July 1999, the group acquired the following subsidiaries and assets.

	Chibuluma (20,2% - 85%) R000	Wakefield (41% - 100%) R000	Metmin (65% - 100%) R000	Cons. Murch (34% - Div) R000	Maranda (29,1% - 100%) R000	O'Okiep (89% - 100%) R000	Metorex Bukina Faso (100%) R000	Total R000
Non-current assets								
Fixed assets	111 690	56 807	–	15 625	45 187	–	381	229 690
Investments	–	–	–	382	35 315	–	–	35 697
Current assets								
Stock	10 658	1 784	–	4 889	1 344	–	–	18 675
Debtors	3 815	11 910	–	6 690	7 927	–	1 419	31 761
Prepaid taxation	–	–	–	–	11	–	–	11
Bank balance and cash	5 129	944	–	7 282	4 541	–	707	18 603
Inter-company accounts	2 261	–	–	–	–	–	–	2 261
Non-current liabilities								
Long-term liabilities	7 565	7 155	–	32 675	1 101	–	–	48 496
Deferred taxation	37 219	1 902	–	–	15 619	–	–	54 740
Current liabilities								
Creditors	24 555	11 876	–	10 842	13 780	–	1 260	62 313
Short-term loans	8 643	4 184	–	–	–	–	–	12 827
Taxation	62	858	–	–	210	–	–	1 130
Bank overdraft	–	1 656	–	–	–	–	–	1 656
Inter-company accounts	168	1 876	–	–	–	–	–	2 044
Minority shareholders	–	–	69	–	–	1 647	–	1 716
Net assets/(liabilities) acquired	55 341	41 938	69	(8 649)	63 615	1 647	1 247	155 208
Goodwill	51 397	–	34	23 023	–	2 761	–	77 215
Loans purchased	(17 484)	(6 177)	265	–	–	–	–	(23 396)
Carrying value of asssociates	(35 491)	(18 082)	–	(32)	(17 308)	–	–	(70 913)
Total consideration	**53 763**	**17 679**	**368**	**14 342**	**46 307**	**4 408**	**1 247**	**138 114**

The total consideration, with the exception of Burkina Faso, was satisfied by an issue of shares.

	Group 2000 R000	Company 2000 R000
Net cash inflow arising on acquisition:		
Acquisition of Billiton Burkina Faso BV	(1 247)	(1 945)
Bank balances and cash acquired	18 603	5 797
Bank overdrafts acquired	(1 656)	–
	15 700	3 852

	Group		Company	
	2001 R000	2000 R000	**2001 R000**	2000 R000
C. CASH AND CASH EQUIVALENTS				
Rehabilitation trust funds	**19 993**	18 372	**–**	–
Bank balances and cash	**75 423**	40 239	**17 051**	1 173
Bank overdraft	**(7 230)**	(13 886)	**–**	(895)
	88 186	44 725	**17 051**	278

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2001

1. ACCOUNTING POLICIES

The annual financial statements have been prepared under the historical cost convention in accordance with International Accounting Standards. The principal accounting policies are set out below.

The presentation of the annual financial statements in accordance with International Accounting Standards represents a change in the basis of accounting, the effect of which is recorded in note 2.

1.1 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and enterprises controlled by the company (its subsidiaries) to 30 June each year. Control is achieved where the company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances between group enterprises are eliminated on consolidation.

1.2 Property, plant and equipment

1.2.1 Mining assets

Mining assets are stated in the balance sheet at their fair value at the date of acquisition less any subsequent depreciation.

Expenditure incurred to develop new ore bodies, to define mineralisation in existing ore bodies, to establish or expand productive capacity and expenditure designed to maintain productive capacities, are capitalised until commercial levels of production are achieved.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for the intended future use, are capitalised to the date that the assets are substantially complete or achieve commercial levels of production.

1.2.2 Mineral and surface rights

Mineral and surface rights are stated in the balance sheet at their fair value at the date of acquisition less any subsequent amortisation. When there is little likelihood of a mineral being exploited, or the value of the mineral rights have diminished below cost, a write down is effected.

1.2.3 Land

Land is shown at cost and is not depreciated.

1.3 Amortisation and depreciation

1.3.1 Amortisation and depreciation of mining assets

Mining assets, mine development costs, mineral and surface rights and mine plant facilities are amortised over the lives of the mines using the units of production method based on estimated proved and probable ore reserves or where impractical, directors' estimates subject to a maximum life of mine of 20 years.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

The lives of the group mines have been ascribed the values set out below:

Consolidated Murchison Mine	9 years
Vergenoeg Mine	20 years
Wakefield Coal Division	2 - 7 years
O'Okiep Copper Company	1 year
Maranda Mine	3 years
Chibuluma Mine	15 years

Other mining plant and equipment is depreciated on a straight line basis over their estimated useful lives.

1.3.2 Depreciation of non-mining assets

Buildings and other non-mining assets are recorded at cost and depreciated on a straight line basis over expected useful lives.

1.3.3 Mining exploration

Expenditure on exploration activities is capitalised until the viability of the mining venture has been proven. If the mining venture is considered non-viable the expenditure is charged against income.

1.4 Goodwill

Goodwill is amortised over the life of mine, subject to a maximum of 20 years.

1.5 Taxation

The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction, which affects neither tax nor accounting profit.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

1.6 Provisions

Provisions are recognised when the group has a present, legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

1.7 Foreign currencies

Transactions in currencies other than Rands are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date.

In order to hedge its exposure to foreign exchange risks, the group enters into forward contracts and options. If a foreign currency denominated transaction is appropriately hedged with a forward exchange contract, a portion of the hedging costs is allocated to the underlying transaction. This results in the recording of the hedged transaction at the rate of exchange ruling at the inception of the forward exchange contract. The remaining forward exchange premium or discount is amortised over the term of the forward exchange contract.

On consolidation, the assets and liabilities of the group's foreign entities are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the reporting entity which are non-monetary foreign currency items which are recorded using the exchange rate at the date of the transaction.

Exchange differences arising, if any, are classified as equity and are recognised as income or expenses in the period in which the operation is disposed of. Translation differences on foreign loans to subsidiaries which are classified as equity loans are accounted for as non-distributable reserves.

1.8 Consumable stores and product inventories

Consumable stores are valued at the lower of cost, determined on an average basis, and estimated net realisable value. Obsolete and slow moving stores are identified and are written down to their economic or realisable values. Product inventories are valued at the lower of cost and net realisable value. Costs include direct mining costs and mine overheads.

1.9 Retirement benefits

Payments to defined contributions and defined benefit/retirement plans are charged as an expense as they fall due. Payments made to state managed schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement plans, the cost of providing benefits is determined using the project unit credit method, with actuarial valuations being carried out at intervals not exceeding three years.

1.10 Post-retirement benefits other than pension

Certain companies within the group provide retirement benefits by way of medical aid schemes for employees. Payments to such schemes are charged as an expense as they fall due. The estimated cost for retiree health care is accrued during the participants' actual service periods, up to the date they become eligible for full benefits.

1.11 Long-term investments

Long-term investments, where the group is not in a position to exercise significant influences on joint control, are stated at cost less impairment losses recognised, where the investment carrying amount exceeds its estimated recoverable amount.

1.12 Provision for environmental rehabilitation costs

Long-term environmental obligations are based on the company's environmental plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances as a result of operations are capitalised and amortised over the remaining lives of the mines. Annual increases in the provisions relating to the change in the net present value of the provision and inflationary increases are shown separately in the income statement.

The estimated cost of rehabilitation is reviewed annually and adjusted as appropriate for changes in legislation or technology. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure, in view of the uncertainty of estimating the potential future proceeds.

1.13 Provision for closure costs

The group provides for closure costs other than rehabilitation costs when the directors have prepared a detailed plan for closure of the particular operation, the remaining life of which is such that significant changes to the plan are unlikely; and the directors have raised a valid expectation in those affected that it will carry out the closure by starting to implement that plan or announcing its main features to those affected by it.

1.14 Revenue

Revenue represents the value of minerals sold, excluding value added tax and is recognised when goods are delivered and risk has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

1.15 Financial instruments

Financial assets

The group's principal financial assets are bank balances and trade receivables.

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

1.15 Financial instruments (continued)

Financial liabilities

Significant financial liabilities include overdrafts and trade and other payables.

Overdrafts are recorded at the proceeds received. Trade and other payables are stated at their nominal value.

Off-balance sheet derivative instruments

Currency forward contracts are not recognised in the financial statements on inception.

1.16 Comparative figures

Comparative figures have been regrouped where necessary in accordance with current year classifications.

2. CHANGE IN ACCOUNTING POLICIES

During the year, the company changed its basis of accounting from the generally accepted accounting practice adopted by the mining industry in South Africa to International Accounting Standards ("IAS"). The following items and comparatives have been appropriately restated.

Property, plant and equipment

Previously property, plant and equipment were stated at cost. The company's policy was to appropriate from retained income to a property, plant and equipment reserve, over the estimated economic life of a mine, such amounts which together with issued share capital, share premium loan capital and reserves, would equal expenditure on property, plant and equipment. The treatment of property, plant and equipment has been changed to be in line with IAS 16, Property, Plant and Equipment (Revised 1998). Accordingly, assets will be depreciated over the useful life of the mine and the reserves have been restated to reflect this change in the basis of presentation.

Deferred taxation

Previously, no deferred taxation had been provided as the mining ventures would terminate once the deposits mined had been exhausted. The treatment of deferred taxation has been changed to be in line with IAS 12 Income Taxes (Revised 1996). The net income and opening retained income has been restated to reflect this change in the basis of presentation.

Employee benefits other than pension

Previously no liability for employee benefits other than pension had been recognised. The treatment of employee benefits other than pension has been changed to be in line with IAS 19 Employee Benefits (Revised 1998).

The effect referred to above is as follows:

		Group gross R000	Outside shareholder interest R000	Group net R000	Company gross R000
2.1 Net income for the year					
Reduction in net profit due to depreciation of property, plant and equipment	2001	27 374	–	27 374	1 726
	2000	32 503	–	32 503	1 629
Reduction in net profit due to net increase in liability of employee benefits other than pension	2001	868	–	868	–
	2000	697	–	697	–
Reduction in net profit due to movement in deferred taxation	2001	1 439	–	1 439	(4 445)
	2000	4 779	–	4 779	–
Aggregate total	2001	29 681	–	29 681	(2 719)
	2000	37 979	–	37 979	1 629

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2001 *(continued)*

	Group gross R000	Outside shareholder interest R000	Group net R000	Company Gross R000
2.2 Opening retained income				
Restatement of opening retained income in respect of depreciation of property, plant and equipment	(86 964)	15 836	(71 128)	–
Restatement of opening retained income in respect of liability for employee benefits other than pension raised	(9 176)	1 011	(8 165)	–
Restatement of opening retained income in respect of deferred taxation liability raised	20 381	(2 236)	18 145	–
Aggregate total	(75 759)	14 611	(61 148)	–
2.3 Non-distributable reserve				
Restatement of non-distributable reserve in respect of depreciation of property, plant and equipment	(196 280)	–	(196 280)	–
Restatement of non-distributable reserve in respect of goodwill	16 026	–	16 026	–
Aggregate total	**(180 254)**	**–**	**(180 254)**	–

	Group		Company	
	2001 R000	2000 R000	**2001 R000**	2000 R000
3. MINING PROFIT/(LOSS)				
Is stated after charging (crediting):				
Audit fee				
– current year	**1 356**	998	**479**	319
– prior year	**–**	22	**–**	–
Directors' fees				
– fees	**267**	150	**267**	150
– salaries	**1 157**	1 133	**1 157**	1 133
– allowances	**535**	152	**535**	152
– discretionary bonuses	**350**	106	**350**	106
– company contributions	**244**	138	**244**	138
Management and secretarial fees	**328**	319	**221**	164
Operating leases and rentals	**782**	815	**644**	482
Exploration expenditure	**2 019**	1 135	**1 160**	–
Cost of production				
– mining	**95 673**	73 561	**6 245**	6 140
– salaries and wages	**187 994**	158 286	**50 849**	44 091
– processing	**32 198**	41 883	**12 719**	10 731
– engineering and technical	**87 953**	72 443	**20 332**	16 512
– administration	**24 369**	33 446	**11 669**	9 263
– depreciation and amortisation	**27 374**	32 503	**1 726**	1 629
	455 561	412 122	**103 540**	88 366

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
4. OPERATING LEASES				
At the balance sheet date, the group had outstanding commitments under non-cancellable operating leases which fell due as follows:				
Within one year	**2 463**	511	**720**	366
Year 2 – 5	**4 227**	939	**2 160**	881
	6 690	1 450	**2 880**	1 247
5. OTHER INCOME/(EXPENDITURE)				
Management and technical fees	**717**	770	**5 610**	5 336
Dividends received	**46**	50	**14 926**	18 046
Foreign exchange gains	**1 881**	1 771	**1 564**	187
Profit on disposal of mining assets	**3 179**	12 756	**–**	–
Goodwill amortisation	**1 195**	1 222	**(2 302)**	(2 302)
Sundry other	**(6 096)**	(1 723)	**2 853**	5 678
	922	14 846	**22 651**	26 945
6. FINANCE INCOME/(COSTS)				
Interest paid	**(4 155)**	(6 074)	**(84)**	(1 811)
Interest received	**5 670**	5 526	**1 825**	1 353
Net finance income/(costs)	**1 515**	(548)	**1 741**	(458)
7. EXCEPTIONAL ITEMS				
Arising as a result of the restructuring of the group	**–**	3 900	**–**	3 900
Translation gain on foreign monetary item	**–**	12 885	**–**	9 020
Liquidation dividend received	**87**	–	**–**	–
	87	16 785	**–**	12 920

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
8. TAXATION				
South African normal taxation				
– current year	**20 982**	10 116	**–**	–
– prior year	**(46)**	(203)	**–**	–
Deferred taxation				
– current year	**1 439**	6 681	**(4 445)**	–
– prior year	**–**	(1 902)	**–**	–
Foreign taxation – Zambia	**125**	89	**–**	–
Secondary taxation on companies	**2 175**	1 665	**–**	20
Total taxation charge	**24 675**	16 446	**(4 445)**	20
Income before taxation	**116 385**	70 766	**22 138**	21 777
Tax at the domestic profits tax rate of 30%	**34 916**	21 230	**6 641**	6 533
Secondary taxation on companies	**2 175**	1 665	**–**	20
Underprovision/(overprovision) – prior year	**89**	(2 751)	**–**	–
Non-deductible expenses/exempt income	**69**	322	**–**	–
Tax effect of timing differences and utilisation of tax losses not previously recognised	**(12 574)**	(4 020)	**(11 086)**	(6 533)
Tax expense for the year	**24 675**	16 446	**(4 445)**	20
Effective tax rate for the year	**21,2%**	23,2%	**(20,1%)**	0,1%
Provision for taxation has not been made by the company as its tax loss brought forward exceeds its taxable income for the current year.				
Unredeemed capital expenditure available for utilisation against future taxable income	**195 790**	72 345	**37 839**	30 395
Assessable tax loss available to reduce future taxable income	**76 679**	93 794	**2 369**	17 093
Unredeemed capital expenditure recognised in the deferred taxation charge	**152 585**	8 321	**37 839**	–
Estimated tax loss recognised in the deferred taxation charge	**2 369**	–	**2 369**	–

9. EARNINGS PER SHARE AND HEADLINE EARNINGS PER SHARE

Earnings per share (EPS)

EPS is based on the group's net income for the year, divided by the weighted average number of shares in issue during the year.

	2001			2000		
	Net income R000	Shares (000)	Per share (cents)	Net income R000	Shares (000)	Per share (cents)
Basic EPS	88 582	120 584	73,5	52 232	120 438	43,4
Share options	–	4 483	–	–	2 626	–
Diluted EPS	88 582	125 067	70,8	52 232	123 064	42,4

Headline earnings per share

Headline earnings per share is based on the group's headline earnings divided by the weighted average number of shares in issue during the year.

Reconciliation between earnings and headline earnings

	2001			2000		
	Net income R000	Shares (000)	Per share (cents)	Net income R000	Shares (000)	Per share (cents)
Earnings as reported	88 582	120 584	73,5	52 232	120 438	43,4
Adjustment						
– exceptional items	(87)	120 584	(0,1)	(16 785)	120 438	(13,9)
– (Profit)/loss on disposal of mining assets	(3 179)	120 584	(2,6)	(12 756)	120 438	(10,6)
– Amortisation of goodwill	(1 195)	120 584	(1,0)	(1 222)	120 438	(1,0)
Total tax effect on adjustments	954	120 584	0,8	7 692	120 438	6,4
Basic headline earnings per share	85 075	120 584	70,6	29 161	120 438	24,2
Share options	–	4 483	–	–	2 626	–
Diluted headline earnings per share	85 075	125 067	68,0	29 161	123 064	23,7

Shares totalling 4 483 349 have been reserved for participants under the Metorex Limited Share Incentive Scheme but have not been implemented, allotted or issued.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2001 *(continued)*

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
10. DIVIDEND				
7 cents per share (No.001 - declared 3 Feb 2000)	–	8 430	–	8 430
8 cents per share (No.002 - declared 15 Aug 2000)	**9 635**	–	**9 635**	–
10 cents per share (No. 003 - declared 15 Feb 2001)	**12 049**	–	**12 049**	–
	21 684	8 430	**21 684**	8 430

A final dividend referenced No.004 of 12 (twelve) cents per share has been declared on 6 September 2001 in respect of the financial year ended 30 June 2001. The last date to trade in the company's shares for purposes of entitlement to the dividend is Thursday, 20 September 2001 with the dividend being paid on 1 October 2001.

	Group 2001 R000	Group 2000 R000	Company 2001 R000	Company 2000 R000
11. PROPERTY, PLANT AND EQUIPMENT				
Land				
Cost	**82**	82	**82**	82
Accumulated depreciation	–	–	–	–
Net book value	**82**	82	**82**	82
Mineral rights				
Cost	**249 136**	225 609	**195**	195
Accumulated depreciation	**35 573**	21 143	**178**	178
Net book value	**213 563**	204 466	**17**	17
Building and infrastructure				
Cost	**78 375**	75 552	**28 855**	28 300
Accumulated depreciation	**63 919**	62 789	**26 145**	25 866
Net book value	**14 456**	12 763	**2 710**	2 434
Shaft systems				
Cost	**299 721**	291 489	**104 525**	96 609
Accumulated depreciation	**277 618**	275 242	**86 809**	85 817
Net book value	**22 103**	16 247	**17 716**	10 792
Plant and machinery				
Cost	**217 447**	200 855	**37 469**	37 000
Accumulated depreciation	**177 009**	169 252	**34 117**	33 795
Net book value	**40 438**	31 603	**3 352**	3 205
Other				
Cost	**30 198**	29 463	**3 486**	3 447
Accumulated depreciation	**26 676**	25 196	**3 083**	2 950
Net book value	**3 522**	4 267	**403**	497
Capital work in progress	**139 438**	12 717	–	–
Aggregate cost	**1 014 397**	835 767	**174 612**	165 633
Aggregate accumulated depreciation	**580 795**	553 622	**150 332**	148 606
Aggregate net book value	**433 602**	282 145	**24 280**	17 027

	Balance at 30 June 2000 R000	Additions R000	Disposal R000	Foreign currency translation R000	Depreciation R000	**Balance at 30 June 2001 R000**
11. PROPERTY, PLANT AND EQUIPMENT (continued)						
Group						
Land	82	–	–	–	–	**82**
Mineral rights	204 466	2 014	–	21 527	(14 444)	**213 563**
Building and infrastructure	12 763	3 156	(276)	143	(1 330)	**14 456**
Shaft systems	16 247	8 232	–	–	(2 376)	**22 103**
Plant and machinery	31 603	16 535	–	43	(7 743)	**40 438**
Capital work in progress	12 717	124 403	–	2 318	–	**139 438**
Other	4 267	686	(10)	60	(1 481)	**3 522**
Total	282 145	155 026	(286)	24 091	(27 374)	**433 602**
Company						
*Land	82	–	–	–	–	**82**
Mineral rights	17	–	–	–	–	**17**
Building and infrastructure	2 434	555	–	–	(279)	**2 710**
Shaft systems	10 792	7 916	–	–	(992)	**17 716**
Plant and machinery	3 205	469	–	–	(322)	**3 352**
Other	497	39	–	–	(133)	**403**
Total	17 027	8 979	–	–	(1 726)	**24 280**

**Details of land are maintained in a register at the company's registered office which may be inspected by a member or their duly authorised agents.*

Certain fixed assets have been encumbered in terms of Note 21.

	Group		**Company**	
	2001 R000	2000 R000	**2001 R000**	2000 R000
12. GOODWILL				
The difference between the cost of investments in subsidiaries and the value of their attributable net assets at the dates of acquisition are recognised and amortised over the life of the respective mine.				
Cost	**67 368**	67 368	**23 023**	23 023
Arising on consolidation of subsidiaries	**51 398**	51 398	**–**	–
Arising on acquisition of business	**23 023**	23 023	**23 023**	23 023
Negative goodwill on consolidation of subsidiaries	**(7 053)**	(7 053)	**–**	–
Accumulated amortisation	**2 417**	1 222	**(4 604)**	(2 302)
Arising on consolidation of subsidiaries	**(32)**	(2)	**–**	–
Arising on acquisition of business	**(4 604)**	(2 302)	**(4 604)**	(2 302)
Negative goodwill on consolidation of subsidiaries	**7 053**	3 526	**–**	–
	69 785	68 590	**18 419**	20 721

12. GOODWILL (continued)

	Group balance at 30 June 2000	Amortisation	Group balance at 30 June 2001
Arising on consolidation of subsidiaries	**51 396**	(30)	51 366
Arising on acquisition of business	**20 721**	(2 302)	18 419
Negative goodwill on consolidation of subsidiaries	**(3 527)**	3 527	–
	68 590	1 195	69 785

	Group		Company	
	2001 R000	2000 R000	**2001 R000**	2000 R000
13. INVESTMENTS				
Sundry investments	**891**	486	**891**	486
Directors' valuation	**891**	486	**891**	486

14. SUBSIDIARIES

Details of the company's subsidiaries and investment therein at 30 June 2001 are as tabled below:

	Place of incorporation and operation	Proportion of ownership interest %	Proportion of voting power held %	Principal commodity
Billiton Burkina Faso BV	Northerlands/ Burkina Faso	100	100	Not yet in production
Abbey Commodities	Switzerland	100	100	Marketing
Chibuluma Mines Plc	Zambia	85	85	Copper
Maranda Mines (Pty) Limited	South Africa	100	100	Zinc
Metmin (Pty) Limited	South Africa	100	100	Manganese
O'Okiep Copper Company (Pty) Limited	South Africa	100	100	Copper
Vergenoeg Mining Company (Pty) Limited	South Africa	70	70	Fluorspar
Wakefield Investments (Pty) Limited	South Africa	100	100	Coal

INVESTMENT IN SUBSIDIARIES	**Company 2001 R000**	Company 2000 R000
Abbey Commodities	**37**	37
Chibuluma Mines Plc	**121**	121
Maranda Mines (Pty) Limited	**65 325**	65 325
Metmin (Pty) Limited	**293**	293
Metorex Burkina Faso BV	**1 248**	1 248
O'Okiep Copper Company (Pty) Limited	**40 000**	40 000
Vergenoeg Mining Company (Pty) Limited	**52 500**	52 500
Wakefield Investments (Pty) Limited	**30 000**	30 000
	189 524	189 524
Loans to subsidiaries	**106 956**	80 925
Loans from subsidiaries	**(44 443)**	–
	252 037	270 449

The subsidiary companies contributed profits of R67,9 million and losses of R3,4 million during the year.

Loans to subsidiaries includes a loan of US$18,95 million to Chibuluma Mines Plc. The loan is interest free, unsecured and has no fixed repayment terms.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2001 *(continued)*

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
15. INVENTORIES				
Consumable stores	**20 710**	12 513	**3 445**	2 607
Mineral stocks	**25 468**	21 921	**777**	663
	46 178	34 434	**4 222**	3 270
Included above is inventory of R5,7 million (2000: R4 million) which is carried at net realisable value.				
16. TRADE AND OTHER RECEIVABLES				
Trade receivables	**75 833**	65 643	**7 207**	5 379
Other receivables	**44 537**	26 964	**5 727**	6 804
	120 370	92 607	**12 934**	12 183

The directors consider that the trade and other receivables approximate their fair value. Certain group companies have ceded their trade receivables as security for banking and overdraft facilities. As at year-end an amount totalling R72,9 million included in receivables was so pledged. Included in group trade and other receivables are Dollar denominated receivables of $2,4 million (2000: $1,5 million).

	Group 2001 R000	Group 2000 R000	Company 2001 R000	Company 2000 R000
17. SHARE CAPITAL				
Authorised				
250 000 000 (2000: 250 000 000) ordinary shares of 10 cents each	**25 000**	25 000	**25 000**	25 000
Issued and fully paid				
120 729 820 (2000: 120 438 171) ordinary shares of 10 cents each	**12 073**	12 043	**12 073**	12 043

The unissued shares of the company have been placed under the control of the directors until the next annual general meeting.

	Group 2001 R000	Group 2000 R000	Company 2001 R000	Company 2000 R000
18. SHARE PREMIUM				
Balance at beginning of year	**312 822**	14 454	**312 822**	14 454
Premium on shares issued during the year	**756**	304 109	**756**	304 109
Less: Listing expenses	**–**	(5 741)	**–**	(5 741)
Balance at end of the year	**313 578**	312 822	**313 578**	312 822
19. NON-DISTRIBUTABLE RESERVES				
Foreign exchange reserve	**(21 394)**	(6 833)	**–**	–
Translation gain on foreign equity loan	**16 491**	–	**11 536**	–
	(4 903)	(6 833)	**11 536**	–
20. EQUITY RESERVE				
Arising on reverse acquisition	**(128 066)**	(128 066)	**(108 378)**	(108 378)

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
21. LONG-TERM LIABILITIES				
Revolving trade finance facility and term loan	**90 062**	8 791	**–**	–
A loan of US$8 million to Chibuluma from Investec Bank Limited is denominated in US Dollars. The loan is repayable in 10 equal six-monthly instalments, commencing six months after the end of the disbursement period, or end of the last draw down, whichever is the earlier. Interest is payable at 7,5% per annum.				
A further loan to Chibuluma Mines Plc from Investec Bank Limited represents draw downs under a 180 day revolving trade finance facility amounting to US$3 million. Interest is calculated according to the bank's cost of funds plus 0,5% per annum payable six-monthly in arrears.				
The Investec Bank facilities are secured by: – a cession of copper and cobalt produced by the company; and – a cession of the Chibuluma marketing contracts and mineral export proceeds; and – a Metorex Limited guarantee				
Term loans	**469**	1 396		
The loans are unsecured, bear interest at the prime overdraft rate and are repayable in monthly instalments of R108 933.				
Mortgage bond	**133**	158		
Secured by first mortgage bond over land and building with a cost of R390 000. Interest is charged at 14,5% and the bond is repayable in monthly instalments of R4 000.				
Hire purchase agreements	**1 720**	1 424	**–**	–
Secured by plant and equipment with a cost of R3,2 million and bears interest at prime plus 1%. Repayments are in varying monthly instalments.				
Instalment finance and term loan	**4 464**	5 907	**–**	–
Secured by plant and equipment with a cost of R5,8 million and limited suretyships from Metorex Limited, Side Minerals (Pty) Limited and Wakefield Investments (Pty) Limited. The loans are repayable in 42 equal instalments and bear interest at prime rate.				
Liabilities	**96 848**	17 676	**–**	–

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
21. LONG-TERM LIABILITIES (continued)				
Less: repayable within the next 12 months:				
– revolving trade finance facility	**25 171**	8 791	**–**	–
– term loan	**469**	1 182	**–**	–
– mortgage bond	**25**	20	**–**	–
– hire purchase agreement	**1 268**	808	**–**	–
– Instalment finance and term loan	**1 734**	1 450	**–**	–
Total current portion	**28 667**	12 251	**–**	–
Net long-term liabilities	**68 181**	5 425	**–**	–
22. PROVISIONS				
Long-term provisions				
Terminal benefits	**8 059**	5 914	**–**	–
Rehabilitation provision	**25 004**	22 095	**–**	–
Closure provision	**1 216**	299	**–**	–
	34 279	28 308	**–**	–
Current provisions				
Rehabilitation provision	**1 664**	6 033	**–**	–
Closure provision	**5 900**	7 855	**–**	–
Leave pay and bonuses	**10 937**	10 823	**5 011**	4 822
Other	**–**	2 404	**–**	2 404
	18 501	27 115	**5 011**	7 226
Total provisions	**52 780**	55 423	**5 011**	7 226
Balance at beginning of year	**55 423**	64 922	**7 226**	3 777
Acquired with subsidiaries	**–**	1 199	**–**	1 199
Released during the year	**(2 717)**	(10 645)	**–**	–
Utilised during the year	**(8 234)**	(8 142)	**(2 609)**	–
Foreign currency reserve	**1 351**	836	**–**	–
Provided during the year	**6 957**	7 253	**394**	2 250
Balance at end of year	**52 780**	55 423	**5 011**	7 226

22. PROVISIONS (continued)

Rehabilitation trust

The group is exposed to environmental liabilities relating to its mining operations. Estimates of the cost of environment and other remedial work such as reclamation costs, close down and restoration and pollution control are made on an annual basis, based on estimated life-of-mine, following which payments are made to a rehabilitation trust set up as required by the Minerals Act and Regulations.

The individual companies in the group contribute, for their own account, to the Metorex and Side Minerals Rehabilitation Trust Funds. The directors of the company are satisfied that sufficient funds will be available to complete the rehabilitation required on cessation of mining activities.

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
The balance of the environmental rehabilitation trust funds were as follows:				
Balance at beginning of the year	**18 372**	15 444	–	–
Contributions made during the year	**392**	1 156	–	–
Withdrawals	**(529)**	–	–	–
Interest earned during the year	**1 758**	1 772	–	–
Balance at end of the year	**19 993**	18 372	–	–
23. DEFERRED TAXATION				
Property, plant and equipment	**9 951**	9 388	**(5 423)**	–
Leave pay accrual	**(2 744)**	(1 240)	**(1 294)**	–
Provisions	**(8 289)**	(8 847)	**(643)**	–
Foreign exchange	**12 373**	2 894	**7 859**	–
Mineral rights at acquisition	**60 776**	55 291	–	–
Other	**22**	(210)	–	–
Net deferred tax liability	**72 089**	57 276	**499**	–
Reconciliation of net deferred tax liability				
Net deferred tax liability at the beginning of the year	**57 276**	48 381	–	–
Deferred tax charge for the year	**1 439**	4 779	**(4 445)**	–
Deferred tax on equity loan included in non-distributable reserve	**7 067**	–	**4 944**	–
Translation difference	**6 307**	4 116	–	–
Net deferred tax liability at end of the year	**72 089**	57 276	**499**	–
Deferred tax asset not recognised				
Tax losses	**22 293**	28 138	–	5 128
Unredeemed capital expenditure	**12 962**	19 208	–	9 119
Rehabilitation provision	**760**	1 006	–	–
Leave pay accrual	**192**	1 442	–	1 223
Deferred foreign exchange gain	–	(2 435)	–	(2 435)
Fixed assets	**(5 021)**	(8 492)	–	(5 128)
	31 186	38 867	–	7 907

	Group		Company	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
23. DEFERRED TAXATION (continued)				
The following table shows the movement in the unrecognised deferred tax asset for the year:				
Opening balance	**38 867**	38 723	**7 907**	9 120
Unrecognised deferred tax assets utilised during the current year	**(7 907)**	(1 213)	**(7 907)**	(1 213)
Deferred tax asset raised during the current year	**226**	1 357	**–**	–
Closing balance	**31 186**	38 867	**–**	7 907
24. POST-RETIREMENT MEDICAL AID				
The group sponsors defined benefit post-retirement plans that provide certain health care to eligible employees. Full provision is made for the liability. Employees are generally eligible for benefits upon retirement . Actuarial valuation of the plan is performed annually. The following table provides the changes in the obligation.				
Benefit obligation at beginning of year	**11 764**	11 067	**–**	–
Transferred in	**2 144**	–	**2 144**	–
Interest cost	**2 220**	2 076	**–**	–
Benefits paid	**(1 352)**	(1 379)	**–**	–
Benefit obligation at end of year	**14 776**	11 764	**2 144**	–
Discount rate to estimate accumulated benefit (%)	**15**	15	**15**	–
Health care cost inflation (%)	**15**	15	**15**	–
Which gradually reduces to an ultimate rate of (%)	**15**	13	**15**	–
Over a period of (years)	**2**	2	**2**	–

	Short term	CGIC	Revolving trade credit	Forward exchange	Gold hedging (ounces)
25. BANKING FACILITIES					
The group has the following banking facilities:					
Maranda Mining Company (Pty) Limited	R4 000 000	–	–	–	–
Consolidated Murchison Division	R1 000 000	–	–	R3 000 000	45 000
Chibuluma Mines Plc	–	$8 900 000	$3 000 000	–	–
Vergenoeg Mining Company (Pty) Limited	R5 000 000	–	–	–	–
O'Okiep Copper Company (Pty) Limited	R9 000 000	–	–	R10 000 000	–
Metmin (Pty) Limited	R500 000	–	–	–	–
Wakefield Investments (Pty) Limited	R4 000 000	–	–	–	–
	R23 500 000	$8 900 000	$3 000 000	R13 000 000	45 000

26. SEGMENTAL INFORMATION (R000)

	Fluorspar		Coal		Other		Copper		Antimony/Gold		Zinc		Group	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Total sales	82 846	71 127	116 685	86 591	28 280	24 221	304 822	240 156	109 597	84 723	98 415	89 162	740 645	595 980
Intergroup sales	–	–	–	–	–	–	20 387	17 032	–	–	–	–	20 387	17 032
External sales	82 846	71 127	116 685	86 591	28 280	24 221	284 435	223 124	109 597	84 723	98 415	89 162	720 258	578 948
Mining profit/(loss) before depreciation	15 743	9 433	9 888	940	(284)	(4 596)	77 625	38 904	14 975	10 436	23 288	17 069	141 235	72 186
Depreciation and amortisation	4 511	4 250	11 483	11 336	320	159	452	82	1 645	1 629	8 963	15 047	27 374	32 503
Capital Expenditure	7 426	1 302	9 562	6 444	1 765	2 567	125 265	7 540	8 979	2 739	2 014	123	155 011	20 715
Segmental assets	76 255	70 761	74 112	66 908	64 031	46 232	466 152	276 284	44 854	31 245	41 443	46 077	766 847	537 507
Segmental liabilities	(27 202)	(23 725)	(41 063)	(32 905)	(21 438)	(19 367)	(240 866)	(130 757)	(58 637)	(10 629)	(7 602)	(20 307)	(396 807)	(237 690)

27. FINANCIAL INSTRUMENTS

27.1 Risk management objectives and policies

In the normal course of its operations the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to any specific project is not undertaken. The group also does not issue or acquire derivative instruments for trading purposes.

Credit risk

The group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the group's management based on the current economic environment.

The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

Foreign currency commodity price risk

The group enters into futures contracts in order to hedge their exposure to fluctuations in mineral prices and exchange rates on specific transactions. The contracts are matched with anticipated future cash flows from mineral sales.

In the normal course of business, the group primarily enters into transactions for the sale of its commodities, denominated in US Dollars. In addition, the group has some investment and liabilities in US Dollars. As a result the group is subject to transactions and translation exposure from fluctuations in foreign currency exchange rates.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent by only investing with top financial institutions.

Contractual arrangements for committed borrowing facilities are maintained with several banking counterparties to meet the group's normal and contingency funding.

27. FINANCIAL INSTRUMENTS (continued)

27.2 Fair value of financial instruments

27.2.1 On-balance sheet financial instruments

Trade and other receivables, trade and other payables and cash equivalents

The carrying amount approximate fair value due to the short maturity of these instruments.

Investments

The carrying amount of these instruments approximates fair value due to the nature of the instrument.

Long-term loans

The long-term loans all have variable interest rates. The carrying amounts are considered to approximate fair value.

27.2.2 Off-balance sheet financial instruments

Group companies enter into futures contracts in order to hedge their exposure to fluctuations in mineral prices and exchange rates on specific transactions. The contracts are matched with anticipated future cash flows from mineral sales.

The following forward sale contract values maturing within the next twelve months are set out below:

	Group		Company	
	2001	2000	**2001**	2000
Copper (value)				
– US$000	**857**	2 205	–	–
– R000	**6 920**	15 059	–	–
Copper (tons)	**500**	1 200	–	–
Gold (value)				
– US$000	**2 256**	–	**2 256**	–
– R000	**18 220**	–	**18 220**	–
Gold (kg's)	**240**	–	**240**	–

28. CAPITAL COMMITMENTS

	Group 2001	Group 2000	Company 2001	Company 2000
Authorised by directors but not contracted for	**15 059**	67 391	–	–
Authorised by directors and contracted for	**32 048**	8 512	**5 197**	5 196
	47 107	75 903	**5 197**	5 196

29. RETIREMENT BENEFIT INFORMATION

Contributions are made by the group to independent pension and provident funds which are defined contribution retirement benefit plans governed by the Pension Fund Act. All eligible employees are required to become members of either of these schemes. The assets of the schemes are held separately from those of the group in funds under the control of the trustees.

Approximately nine employees are members of a state managed retirement benefit scheme operated by the Chamber of Mines. The group is required to contribute a specified percentage of their payroll costs to the scheme to fund benefits.

The only obligation of the group in respect of this scheme is to make the specified contributions.

The group operates a defined benefit plan for the majority of its employees at O'Okiep Copper Company (Pty) Limited. The plan is subject to valuation by independent actuaries at intervals not exceeding three years. The most recent valuation at 31 January 2001 indicated an actuarial surplus of R1,1 million. No account has been taken of the surplus in the books of the company due to uncertainties around vesting of the surplus. A discount rate of 13% (2000: 13%) was used and the average rate of remuneration growth was assumed to be 11,5% (2000: 11,5%). On the basis of these assumptions, the actuarial present value of the retirement benefit obligation was estimated at R69,7 million (2000: R168,9 million) and the fair value of plan assets at R70,8 million (2000: R218,5 million). The company took a contribution holiday from February 2000 to January 2001. During the year, pensioner members of the O'Okiep pension fund were provided their fund value to purchase individual retirement benefits through Momentum Life.

It is the opinion of the actuaries that, if the employer adopts the recommended contribution rate, the scheme will be funded on sound actuarial principles. An increase in the employers funding from 0% to 17,45% of pensionable salaries was recommended and implemented by the company.

The total cost charged to income of R1 million (2000: R1,4 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes at 30 June 2001.

30. STAFF COMPLEMENT

As at 30 June 2001 3 732 (2000: 3 261) people were employed by the group.

31. SUBSEQUENT EVENTS

Subsequent to year end the Directors have decided to place the Chibuluma South operations in Zambia on "care and maintenance" pending an improvement in the copper price and the completion of a feasibility study to gain early access to the sulphide orebody. The Directors believe this decision will not materially affect the Group, and costs will be limited to the care and maintenance of that operation.

SUPPLEMENTARY INFORMATION

HEALTH AND SAFETY REPORT

Annual Medical Report - Consolidated Murchison mine, a division of Metorex Limited as required by the Mine Health and Safety Act, 1996, Section 2(1)(c) and Section 16(1).

Terms of reference

This report was compiled by the Responsible Occupational Medical Practitioner, Dr Robert Sidney Harrison, and relates only to employees of Consolidated Murchison mine who made use of the primary and occupational health services during the period 1 July 2000 to 30 June 2001.

1 014 Employees worked at the mine during the reporting year, who were exposed to Occupational Health hazards in terms of Section 13 of the Mine Health and Safety Act 29, 1996.
A total of 2 028 000 hours were worked by the employees defined above.

Medical surveillance

88 Initial medical examinations
801 Periodical medical examinations
29 Exit medical examinations

Biological monitoring

Not performed

Primary health care

9 140 Consultations were conducted for illness and disease.
3 Hypertensives were diagnosed
– Treatment of 55 previously diagnosed hypertensives continued
11 Employees diagnosed as HIV positive
– 30 previously diagnosed HIV positive patients were monitored for disease progression or secondary infection
2 New diabetic patients were diagnosed
– Treatment of 11 previously diagnosed diabetics continued
10 Employees diagnosed and treated for pulmonary tuberculosis
– 3 employees died of infectious diseases
8 Employees discharged on medical grounds

Occupational disease monitoring

In terms of the Occupational Diseases in Mines and Works Act ("ODIMWA")
2 Employees were certified with Cardio-respiratory tuberculosis
9 Employees received compensation for noise induced hearing loss

Work related traumatic injuries

43 Work related traumatic injuries occurred
– No death occurred as a consequence of injury on duty

Comment and future direction

Due to logistical and technical problems with radiology equipment the entire workforce has not been examined this year, which will be remedied shortly. Due to time constraints, effective April 2001, I have been unable to continue on-mine visits, or conduct periodic examinations. As from 1 May 2001 no primary health care was offered to employees and all pre-employment and exit examinations are being performed at my consulting rooms in Letsitele. Serious injury cases continue to be referred to me. Negotiations regarding the future professional relationship between the mine and I, for the forthcoming financial year, are to be held.

Dr R S Harrison
Consultant Medical Officer
MB.BCh (Wits), DTM&H (Wits), DOH (Wits), DPH (Wits), DHSM (Wits)

Supplementary Information
(continued)

Group Safety Statistics

The group safety record for the year was commendable and thanks are expressed to all staff for their contribution to this record. The detailed information by category, as required by the Mine Health and Safety Act is detailed below:

	Maranda	Cons.Murch	Chibuluma	O'Okiep	Wakefield	Vergenoeg	Metmin
Dressing cases	20	15	–	16	2	37	–
Lost time accidents	3	5	6	3	8	1	–
Reportables	1	5	18	2	7	1	–
Lost shifts	105	111	273	60	1 207	98	7
Cumulative fatality free shifts	403 083	1 278 409	736 295	339 904	580 812	326 387	62 145

Chibuluma reportables are for periods in excess of three days, all other companies' reportables are for periods 14 days or longer. No fatalities occurred during the year, and the staff throughout the group, are to be complimented on this outstanding achievement.

MINERAL TITLE

Mine or Prospect	Farm Name	Type of Agreement	Hectares
Maranda Mines (Pty) Limited			
Rooiberg	Blaauwbank 515KQ	Mineral rights	1 677
	Hartbeesfontein 511KQ	Mineral rights	2 729
	Nieuwpoort 516KQ	Mineral rights	1 866
	Olievenbosch 506KQ	Mineral rights	1 664
Maranda Mining Company (Pty) Limited			
Maranda	Maranda 675LT	Mining lease No. RMT 18/91	102,9
Romotshidi	Sedan 672T/Bonn 671T	Notarial mining lease Protocol No.	–
	Potsdam 312LT	342/1995	
Romotshidi extension	Coblentz 666LT	Prospecting agreement	
	Keulen 669LT		
LCZ	Begin 765LT	Notarial tributing lease agreement	–
	Platveld 752LT Vlaklaagte	Protocol No. 677/98	–
	751LT Magwena 750LT		
	Mashawa 748T		
	Hamman 757T		
Leydsdorp Townlands	Leydsdorp Townlands 779	Prospecting agreement	
Mogoboya's	Mogoboya's Location	Prospecting rights	4 318
Kingston	Kingston 657LT	Prospecting rights applied for	
	York 656LT		
Mon Desir	Gravelotte 783LT	Prospecting rights	43,5
	Mon Desir 782LT		
	Solomon's mine 762LT		

SUPPLEMENTARY INFORMATION

(continued)

Mine or Prospect	Farm Name	Type of Agreement	Hectares
Consolidated Murchison Division			
		40 414 precious metal and base mineral claims	24 041
Vergenoeg Mining Company (Pty) Limited			
	Kromdraai 209JR	Notarial mineral lease	393,4052
O'Okiep Copper Company (Pty) Limited			
		Mineral rights	127 908
		Undivided shares in mineral rights	5 840
		Mineral rights within town areas	17 958
		Base mineral leases	1 052
		Base mineral mining leases	208
Total			152 966
Wakefield Investments (Pty) Limited			
	Leeuwfontein 219IR	Mineral rights	782,5910
	Bankfontein 216IR	Mineral rights	364,0540
	Welgelegen 221IR	Mineral rights	695,3513
	Other	Mineral rights	656,1066
Total			2 498,1029
Chibuluma Mines Plc			
		Large scale mining licence LML23	4 440
		Large scale mining licence LML24	960
Total			5 400
Metmin (Pty) Limited	Ptn 2 Rydale 751Q	Notarial mining lease applied for	856

SUPPLEMENTARY INFORMATION

(continued)

MINERAL RESERVES AND RESOURCES

The tabulation below presents the group's mineral reserves and resources at 30 June 2001. The estimates are based on the SAMREC code.

CHIBULUMA MINES PLC

Mineral reserves		*Tons*	*Cu*	*Co*
Proved	Chibuluma West	280 000	3,8	0,1
	Chibuluma South	7 252 000	3,7	–
Total mineral reserves		7 532 00	3,7	0,1
Probable	Chibuluma West	224 000	3,8	0,1
Total proved and probable mineral reserves		7 756 000	3,7	0,1
Mineral resources				
Indicated	Chibuluma West	151 000	4,6	0,1
Inferred	Chibuluma West	77 000	3,5	0,1
	Chifupu Prospect	1 500 000	2,9	–
Total mineral resources		1 728 000	3,6	0,1

CONSOLIDATED MURCHISON DIVISION

Mineral reserves	*Tons*	*% Sb*	*g/t Au*
Proved	76 046	2,2	2,4
Probable	1 440 415	2,2	2,8
Total reserves	1 516 461	2,2	2,8
Mineral resources	*Tons*	*% Sb*	*g/t Au*
Measured	307 664	1,7	1,4
Indicated	2 674 603	1,9	3,3
Inferred	5 590 000	2,9	2,4
Total mineral resources	8 572 267	2,5	2,6

MARANDA MINING COMPANY (PTY) LIMITED

Mineral reserves	*Tons*	*% Zn*	*% Cu*
Proved	242 163	15,8	1,5
Probable	63 303	13,3	1,3
Total mineral reserves	305 466	15,3	1,5
Mineral resources			
Measured	100 806	13,9	2,1
Indicated	161 715	20,3	1,7
Inferred	476 666	9,8	1,5
Total mineral resources	739 187	12,7	1,6

SUPPLEMENTARY INFORMATION

(continued)

O'OKIEP COPPER COMPANY (PTY) LIMITED

Mineral reserves	*Tons*	*% Cu*
Proved – Nigramoep	413 600	2,8
– Slag dump 1	4 509 600	1,5
Total mineral reserves	4 923 200	1,6

Mineral resources		
Measured	2 423 700	1,4
Indicated – Other	2 300 000	0,8
– Slag dump 2	2 300 000	1,5
Total mineral resources	7 023 700	1,1

VERGENOEG MINING COMPANY (PTY) LIMITED

Mineral reserves	*Tons*	*% CaF_2*
Probable	4 600 000	36,8
Mineral resources		
Indicated	151 000 000	30,1

WAKEFIELD INVESTMENTS (PTY) LIMITED

Coal reserves		*Mineable in situ*	*Run of mine*	*Saleable*
		Tons	*Tons*	*Tons*
	Leewfontein	2 135 379	1 557 657	919 432
	Bankfontein	1 965 777	1 867 488	1 146 247
	Lakeside	8 484 316	6 363 237	4 059 745
Total coal reserves		12 585 472	9 788 382	6 125 424

Coal resources		*Tons*
Inferred	Leewfontein	841 000
Inferred	Lakeside	3 291 000
Total coal resources		4 132 000

PERKOA PROSPECT – METOREX BURKINA FASO BV

	Tons	*% Zn*
Indicated	6 020 000	18,0
Inferred	880 000	14,8
Total mineral resources	6 900 000	17,6

SUPPLEMENTARY INFORMATION

(continued)

FACTORS APPLIED TO RESERVE ESTIMATES

	Chibuluma West	*Chibuluma South*	*Consolidated Murchison*	*Maranda*	*Romotshidi*	*O'Okiep*	*Wakefield*
Cut-off grade (%)	1,2 Cu 0,2 Co	1,0 Cu	–	10,5 Zn	9,5 Zn	–	–
Dilution factor (%)	7,5	10	15	18	50	–	–
Extraction factor (%)	95	85	–	96	96	–	78
Mine call factor (%)	–	–	85	92	92	90	–

Notes

1. All mineral resources are quoted exclusive of mineral reserves.
2. All factors above are based on historical results.
3. Chibuluma South mineral reserves are derived from a mineral resource of 8,4 Mt at 4,0% Cu.
4. The Maranda and Romotshidi cut off is based on an equivalent zinc value.



METOREX LIMITED

Incorporated in the Republic of South Africa. Registration Number 1934/005478/06
Listed on the JSE Securities Exchange and London Stock Exchange
Share code MTX ISIN code ZAE000022745
2nd Floor Cradock Heights, 21 Cradock Avenue Rosebank 2146
P O Box 2814, Saxonwold, 2132
Telephone +27 (011) 880-3155 Fax +27 (011)880-3322
www.metorexgroup.com

Unanimously Passed 26/11/2001

NOTICE OF A GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of the shareholders of the company will be held at 15h30 on Monday, 26 November 2001, in the boardroom at the registered offices of the company, 2nd Floor Cradock Heights, 21 Cradock Avenue, Rosebank, 2146 South Africa

GENERAL AUTHORITY TO ISSUE SHARES FOR CASH

In order to comply with the specific requirements of Section 5.69 of the Listing Requirements of the JSE Securities Exchange ("JSE") relating to the issue of shares for cash, the meeting has been convened to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"RESOLVED THAT the directors of the company be and are hereby authorised and empowered, by way of general authority, to allot and issue for cash without restriction, all or any of the unissued ordinary shares in the share capital of Metorex Limited ("Metorex") placed under their control as they, in their discretion, may deem fit, subject to the provisions of the Listing Requirements of the JSE, namely that, inter alia, the authority shall not extend beyond the date of expiry of 15 months from the date of this general meeting or the next annual general meeting of Metorex, whichever occurs soonest, and that issues in terms of this authority will only be made to public shareholders as defined by the Listing Requirements of the JSE, will not exceed 15% in the aggregate number of ordinary shares in the company's issued share capital in any one financial year and the maximum discount at which these issues may be made, will be 10% of the weighted average traded price of Metorex shares for the 30 days prior to the relevant issues."

In terms of the Listing Requirements of the JSE, this ordinary resolution is required to be passed by a 75% (seventy five percent) majority of shareholders who are present or represented by proxy at the general meeting.

By order of the Board
MEYER WILSON MARSH INC
Company Secretaries.

1 November 2001

PROXY FORM

I/We ______________________________

of ______________________________

As a member of METOREX LIMITED, being the registered holder of [ ] shares in the company hereby appoint:

1. ______________________ or 2. ______________________ or
3. The Chairman of the meeting

as my/our proxy to attend and vote on my/our behalf, as indicated below, at the general meeting of shareholders of the company to be held on 26 November 2001, or at any adjournment thereof.

Ordinary resolution	For	Against	Abstain
Authority for directors to issue shares for cash			

Signed at ______________ this ________ day of ______________ 2001

____
Signature of member(s)

Completed proxy forms must be received at least 48 (forty eight) hours before the time of the meeting by the Company Secretaries at the company's

PROXY FORM

for the Annual General Meeting

METOREX LIMITED

(Registration Number 1934/005478/06)

I/We ....

(full name and surname in block letters)

of ....

(full address)

as a member of ....

being the registered holder of [ ] shares in the company hereby appoint:

1. .... or

2. .... or

3. the Chairman of the meeting

as my/our proxy to attend and vote on my/our behalf, as indicated below, at the annual general meeting of the shareholders of the company, to be held in the ground floor conference room, The Grace Hotel, 54 Bath Avenue, Rosebank at 15:30 on 12 November 2001 and any adjournment thereof.

Ordinary resolutions	For	Against	Abstain
1. Adoption of annual financial statements			
2. To elect directors			
• A J Laughland (re-appointment)			
• K C Spencer (re-appointment)			
• J S Petersen (new appointment)			
3. To approve directors' remuneration			
4. To appoint auditors			
5. To place unissued shares of the company under the control of the directors			
6. To renew the general authority given to the directors to repurchase the shares in the company, from time to time			
7. To approve the amendment to the Articles of Association			

Indicate with an X in the appropriate block

Signed this .... day of 2001

Signed .... (normal signature)

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

LODGEMENT OF FINANCIAL STATEMENTS/INTERIM REPORTS

[Sections 302(4) (a), 302 (4) (b), 306, 329 (2), (3), (5)]

(To be lodged when company sends notice to members)

Registration No. of company
1934/005478/06

Name of holding company **METOREX LIMITED**

Name of subsidiaries (if any)	*Registration No.'s*

The following documents are lodged herewith:

*Annual financial statements/*group annual financial statements/*(in terms of Section 302(4)(a)/*329(3)/*329(5) of the Act for the financial year ended 30 JUNE 2001

* Annual financial statements in terms of section 302(4)(b) of the Act for the financial year ended

* Interim report in terms of section 306/*329(2) of the Act for the half year ended

* Provisional annual financial statements in terms of section 306 of the Act for for the financial year ended

Rubber stamp of company, if any, or of secretaries:

N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.

Meyer Wilson Marsh Inc

*Delete whichever is not applicable

To be completed by company

Lodgement of /*annual financial statements/* group annual financial statements and *annual financial statements of subsidiaries/* provisional annual financial statements/ *interim report for financial year/* half year ended

Name of Company METOREX LIMITED

Postal address P O BOX 1574 HOUGHTON
2041

Notice Received
Registrar of Companies
Date stamp of companies Registration Office

To be completed by company

Lodgement of /*annual financial statements/* group annual financial statements and *annual financial statements of subsidiaries/* provisional annual financial statements/ *interim report for financial year/* half year ended

Name of Company: METOREX LIMITED

Postal address: P O BOX 1574 HOUGHTON
2041

Not valid unless stamped by Registrar of Companies

Notice Received

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2001 -12- 20

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

CM34



DEPARTMENT: TRADE AND INDUSTRY
REPUBLIC OF SOUTH AFRICA
Zanza Building, 116 Proes Street, Pretoria 0002 P O Box 429, Pretoria, 0001
Tel (012) 310 - 9791, Fax (012) 328 - 3051, www3.gov.za/sacro

METOREX
P O BOX 2814
SAXONWOLD

2132

Date: 08/05/2002
Our Reference: 12083750
Box: **14808**
Sequence **3**

Your Reference:
RE: Amendment to Company Registration
Company Number: 1934/005478/06
Company Name: METOREX

We have received a CM34 from you dated 30/06/2001.

The CM34 was accepted and placed on file.

Yours truly
Registrar of Companies
FLV

CM29
CM29

Inhoud van Register van Direkteure, Ouditeure en Beamptes

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973,Art.216(2),276,322(1),325(1) en 327(1)

Companies Act, 1973,Sec.216(2),276,322(1),325(1) and 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom"

COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

METOREX LIMITED
P O BOX 1574
HOUGHTON
2041

03 FEB 17 PM 7:21

Opgawe van besonderhede soos op /
Return of particulars as at 4 JANUARY 2002

Verklaring/Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolg artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, DEREK CHARLES IRISH
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed Meyer Wilson Marsh Inc
Datum
Date 4 JANUARY 2002

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	BARNES
2. Volle voorname/Full forenames	PETER DEREK
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or,if not available, date of birth	Year/Jaar 56, Month/Maand 06, Day/Dag 08 CANADA
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	22/11/1999 DIRECTOR
6. Woonadres/Residential address	131 E KESINGTON ROAD NORTH VANCOUVER BC CANADA
7. Besigheidsadres/Business address	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
8. Posadres/Postal address	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	CANADIAN
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	NO

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	DARCH
2.:	JOHN MICHAEL
3.:	
4.:	Jaar/Year 47, Maand/Month 07, Dag/Day 16 — CANADA
5.: (a)	22/11/1999
(b)	DIRECTOR
6.:	5315 SEASIDE PLACE WEST VANCOUVER BC V7W 2V6
7.:	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
8.:	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
9.:	CANADIAN
10.:	BUSINESSMAN
11.:	No
12.:	NONE

1.:	KING
2.:	JONATHAN CHARLES
3.:	
4.:	Jaar/Year 48, Maand/Month 03, Dag/Day 01 — 5045100
5.: (a)	01/09/2001
(b)	ALTERNATE DIRECTOR TO A S MALONE
6.:	3 SOMERSET AVENUE CRAIGHALL 2196
7.:	2nd FLOOR, CRADOCK HEIGHTS 21 CRADOCK AVENUE ROSEBANK 2146
8.:	P O BOX 2814 SAXONWOLD 2132
9.:	BRITISH
10.:	MINING ENGINEER
11.:	Yes
12.:	APPOINTED 01/09/2001

1.:	LAUGHLAND
2.:	ALISTAIR JOHN
3.:	
4.:	Jaar/Year 47, Maand/Month 12, Dag/Day 11 — 5166106
5.: (a)	22/11/1999
(b)	DIRECTOR
6.:	114 WILLOW AVENUE ATHOLL 2146
7.:	142 WEST STREET SANDOWN 2196
8.:	P O BOX 782699 SANDTON 2146
9.:	BRITISH
10.:	BANKER
11.:	Yes
12.:	NONE

1.:	MALONE
2.:	ANTHONY SIMON
3.:	
4.:	Jaar/Year 43, Maand/Month 11, Dag/Day 05 — 5007089
5.: (a)	01/07/1997
(b)	DIRECTOR
6.:	84 TWEEDALE ROAD HYDE PARK 2196
7.:	2nd FLOOR, CRADOCK HEIGHTS 21 CRADOCK AVENUE ROSEBANK 2146
8.:	P O BOX 2814 SAXONWOLD 2132
9.:	SOUTH AFRICAN
10.:	MINING ENGINEER
11.:	Yes
12.:	NONE

1.:	NEEDHAM
2.:	CHARLES DENBY STOCKTON
3.:	
4.:	Jaar/Year 53, Maand/Month 11, Dag/Day 07 — 5208088
5.: (a)	01/07/1997
(b)	DIRECTOR
6.:	20 TALTON ROAD FOREST TOWN 2193
7.:	2nd FLOOR, CRADOCK HEIGHTS 21 CRADOCK AVENUE ROSEBANK 2146
8.:	P O BOX 2814 SAXONWOLD 2132
9.:	SOUTH AFRICAN
10.:	FINANCIAL MANAGER
11.:	Yes
12.:	NONE

1.:	PETERSEN
2.:	JON STEEN
3.:	
4.:	Jaar/Year 47, Maand/Month 04, Dag/Day 24 — NORWAY
5.: (a)	12/11/2001
(b)	DIRECTOR
6.:	SANDSTUVEIEN 19 N-1178 OSLO NORWAY
7.:	O.H. BANGSVEI 54-58 N-1363 NOVIK NORWAY
8.:	O.H. BANGSVEI 54-58 N-1363 NOVIK NORWAY
9.:	DANISH
10.:	VICE PRESIDENT EXPLORATION
11.:	No
12.:	APPOINTED 12/11/2001

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	SPENCER
2.:	KEITH COUSENS
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 9 1 1 0 9 5 1 0 5 0 8 0
5.: (a)	01/09/2001
(b)	DIRECTOR
6.:	23 TOTTENHAM AVENUE MELROSE 2196
7.:	2nd FLOOR, CRADOCK HEIGHTS 21 CRADOCK AVENUE ROSEBANK 2146
8.:	P O BOX 2814 SAXONWOLD 2132
9.:	SOUTH AFRICAN
10.:	MINING ENGINEER
11.:	Yes
12.:	APPOINTED 01/09/2001

1.:	TROLLIP
2.:	ALFRED ERNEST GREY
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	2 2 0 6 0 6 5 0 1 0 0 0 2
5.: (a)	01/07/1997
(b)	DIRECTOR
6.:	37 CRADOCK AVENUE ROSEBANK 2196
7.:	6th FLOOR TWIN TOWERS EAST SANDTON CITY 2196
8.:	P O BOX 785812 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ATTORNEY
11.:	Yes
12.:	NONE

1.:	WRIGHT
2.:	GERALD DESMOND
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	4 9 0 6 0 9 C A N A D A
5.: (a)	22/11/1999
(b)	DIRECTOR
6.:	5423 MONTE BRE PLACE WEST VANCOUVER BC V7W 3A8
7.:	SUITE 615-8000 WEST PENDER STREET VANCOUVER BC V6C 2V6
8.:	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
9.:	CANADIAN
10.:	BUSINESSMAN
11.:	No
12	RESIGNED 12/11/2001

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	
2.:	
3.:	
4.:	Jaar/Year · Maand/Month · Dag/Day
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar/Year · Maand/Month · Dag/Day
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur/Auditor

1. Naam/Name — DELOITTE & TOUCHE

2. Datum van aanstelling/Date of appointment — 28/01/1998

3. Aard van verandering in 1 en 2 hierbo en datum/
Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 4 JANUARY 2002

Naam van maatskappy
Name of company METOREX LIMITED

Posadres
Postal address P O BOX 1574
HOUGHTON

Datum ontvang Date received
Datum stempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

C.Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	MEYER WILSON MARSH INC
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year/Jaar, Month/Maand, Day/Dag: 1 9 7 9 0 0 2 1 5 4 2 1
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	01/09/1997 COMPANY SECRETARIES
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body	7 WEST STREET HOUGHTON 2198 REG NO. 1979/002154/21
7. Woonadres/Residential address	
8. Besigheidsadres/Business address	7 WEST STREET HOUGHTON 2198
9. Posadres/Postal address	P O BOX 1574 HOUGHTON 2041
10. Nasionaliteit/Nationality	SA
11. Beroep/Occupation	SECRETARIES
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 to 6 hierbo datum/ Nature of change in 1 to 6 above and date	NONE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.	

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer / Dated	4 JANUARY 2002
Naam van maatskappy / Name of company	METOREX LIMITED
Posadres / Postal address	P O BOX 1574
	HOUGHTON
	2041

Datum ontvang
Date received

Datum stempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002-01-07
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

CM 29 PAGE 3

CM29



DEPARTMENT: TRADE AND INDUSTRY
REPUBLIC OF SOUTH AFRICA

Zanza Building, 116 Proes Street, Pretoria 0002 P O Box 429, Pretoria, 0001
Tel (012) 310 - 9791, Fax (012) 328 - 3051, www3.gov.za/sacro

METOREX
P O BOX 2814
SAXONWOLD

2132

Date: 09/04/2002
Our Reference: 12119158
Box: **15235**
Sequence **2**

Your Reference:

RE: Amendment to Company Registration
Company Number: 1934/005478/06
Company Name: METOREX

We have received a CM29 from you dated 04/01/2002.

The CM29 was accepted and placed on file.

Change Record
Surname = WRIGHT
First Names = GERALD DESMOND
Status = Resigned
Add Record
Surname = SPENCER
First Names = KEITH COUSENS
Status = Active
Add Record
Surname = KING
First Names = JONATHAN CHARLES
Status = Active
Add Record
Surname = PETERSEN
First Names = JON STEEN
Status = Active

Yours truly

Registrar of Companies
MML

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

R100 R100 R100
R100 R100 R100

Return of allotment of shares

[Section 93 (3)]

Registration No of company
1934/005478/06

Name of company METOREX LIMITED

1. Date of allotment of shares: 24 May 2001, 18 July 2001,
18 January 2002 and 30 January 2002

2. Authorised capital of company:

Par value			
Number of shares	Class of shares	Nominal amount of each share	Authorised capital
250 000 000	Ordinary	10 cents	25 000 000
250 000 000			**R25 000 000**

3. Shares subscribed for in memorandum of association:

Par value			
Number of shares	Class of shares	Nominal amount of each share	Total amount paid up
7	Ordinary	50 cents	3,50
7			R3,50

To be completed by company

Acknowledgement of receipt of return of allotments,
dated: 24 May 2001, 18 July 2001,
18 January 2002 and 30 January 2002

Name of company: METOREX LIMITED
Postal address: P O BOX 1574
HOUGHTON
2041

Date of receipt by
Registrar of Companies

Date stamp of companies
Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum:

Par value			
Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
4 160 000	Ordinary	10 cents	416 000,00
2 080 000	Ordinary	10 cents	208 000,00
361 384	Ordinary	10 cents	36 138,40
1 200 000	Ordinary	10 cents	120 000,00
112 626 785	Ordinary	10 cents	11 262 678,50
10 000	Ordinary	10 cents	1 000,00
40 000	Ordinary	10 cents	4 000,00
5 000	Ordinary	10 cents	500,00
7 500	Ordinary	10 cents	750,00
19 000	Ordinary	10 cents	1 900,00
158 163	Ordinary	10 cents	15 816,30
120 667 832			**R12 066 783,20**

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R12 066 783,20

State capital ______ -

Premium account ______ R313 411 099,80

Total issued capital ______ R325 477 883,00

5. Shares comprising this allotment:

Date	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
24/05/2001	61 988	Ordinary	10 cents	R2,70	173 566,40
18/07/2001	50 000	Ordinary	10 cents	R2,70	140 000,00
18/07/2001	25 000	Ordinary	10 cents	R2,45	63 750,00
18/01/2002	30 000	Ordinary	10 cents	R2,70	84 000,00
30/01/2002	10 000	Ordinary	10 cents	R2,70	28 000,00
Total	**176 988**				**489 316,40**

6. (a) Shares allotted otherwise than for cash:

Same as 5.

(c) Names and addresses of allottees

Name of allottee	Number of shares	Description of shares
L O Marcantuono	42 876	Ordinary
H K Terblanche	19 112	Ordinary
Johannes H Koen	50 000	Ordinary
Johannes H Koen	25 000	Ordinary
H Bredenkamp	30 000	Ordinary
R Tasker	10 000	Ordinary
Total	176 988	

The address of all allottees is:

c/o Metorex Limited

7. **Issued capital at date of this return:**

Par value					
Number of shares	**Class of shares**	**Nominal amount of each share**	**Premium on each share**	**Total premium account**	**Total amount of paid-up capital, excluding premium**
4 160 000	Ordinary	10 cents	-	-	416 000,00
2 080 000	Ordinary	10 cents	R6,15	♠12 792 000,00	208 000,00
361 384	Ordinary	10 cents	R8,40	3 035 625,60	36 138,40
1 200 000	Ordinary	10 cents	R1,75	2 100 000,00	120 000,00
112 626 785	Ordinary	10 cents	R2,70	♥304 092 319,50	11 262 678,50
10 000	Ordinary	10 cents	R1,735	17 350,00	1 000,00
40 000	Ordinary	10 cents	R2,23	89 200,00	4 000,00
5 000	Ordinary	10 cents	R1,735	8 675,00	500,00
7 500	Ordinary	10 cents	R1,735	13 012,50	750,00
19 000	Ordinary	10 cents	R2,70	51 300,00	1 900,00
158 163	Ordinary	10 cents	R2,70	427 040,10	15 816,30
61 988	Ordinary	10 cents	R2,70	167 367,60	6 198,80
50 000	Ordinary	10 cents	R2,70	135 000,00	5 000,00
25 000	Ordinary	10 cents	R2,45	61 250,00	2 500,00
30 000	Ordinary	10 cents	R2,70	81 000,00	3 000,00
10 000	Ordinary	10 cents	R2,70	27 000,00	1 000,00
120 844 820				**♦R323 098 140,30**	**R12 084 482,00**

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	12 084 482,00
State capital	-
Premium account	♣313 882 717,40
Total issued capital	R325 967 199,40

Meyer Wilson Marsh Inc

Date 28 February 2002

Rubber stamp of company, if any, or of secretaries.

Certified correct

Signature

Director/Manager/Secretary

♦	Share premium		♦323 098 140,30
Less:	Share issue expenses (which have been subtracted from 12 792 000,00♠)	♠402 230,90	
	Share issue expenses (which have been subtracted from 304 092 319,50♥)	♥5 741 428,00	
	Portion of share premium capitalised on 8 December 1995 to pay for 361 834 shares	3 071 764,00	9 215 422,90
			♣R313 882 717,40

To be completed by company

Acknowledgement of receipt of return of allotments,
dated: 24 May 2001, 18 July 2001,
18 January 2002 and 30 January 2002

Name of company: METOREX LIMITED
Postal address: P O BOX 1574
HOUGHTON
2041

Date of receipt by
Registrar of Companies

Date stamp of companies
Registration Office

Registrar of Companies

REGISTRAT...
EN VAN BES...
20..

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]


R50

R100

Registration No of company
1934/005478/06

Name of company **METOREX LIMITED**

1. Date of allotment of shares: **24 April 2002**
   17 May 2002

2. Authorised capital of company:

Par value			
Number of shares	**Class of shares**	**Nominal amount of each share**	**Authorised capital**
250 000 000	Ordinary	10 cents	25 000 000
250 000 000			**R25 000 000**

3. Shares subscribed for in memorandum of association:

Par value			
Number of shares	**Class of shares**	**Nominal amount of each share**	**Total amount paid up**
7	Ordinary	50 cents	3,50
7			R3,50

To be completed by company

Acknowledgement of receipt of return of allotments,
dated: 24 April 2002
17 May 2002

Name of company: METOREX LIMITED
Postal address: P O BOX 1574
HOUGHTON
2041

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. **Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum:**

Par value			
Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
4 160 000	Ordinary	10 cents	416 000,00
2 080 000	Ordinary	10 cents	208 000,00
361 384	Ordinary	10 cents	36 138,40
1 200 000	Ordinary	10 cents	120 000,00
112 626 785	Ordinary	10 cents	11 262 678,50
10 000	Ordinary	10 cents	1 000,00
40 000	Ordinary	10 cents	4 000,00
5 000	Ordinary	10 cents	500,00
7 500	Ordinary	10 cents	750,00
19 000	Ordinary	10 cents	1 900,00
158 163	Ordinary	10 cents	15 816,30
61 988	Ordinary	10 cents	6 198,80
50 000	Ordinary	10 cents	5 000,00
25 000	Ordinary	10 cents	2 500,00
30 000	Ordinary	10 cents	3 000,00
10 000	Ordinary	10 cents	1 000,00
120 844 820			**R12 084 482,00**

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ________________ R12 084 482,00

State capital ________________ -

Premium account ________________ R313 882 717,40

Total issued capital ________________ R325 967 199,40

5. **Shares comprising this allotment:**

Date	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
24/4/2002	18 100 000	Ordinary	10 cents	R3,10	57 920 000
17/5/2002	25 000	Ordinary	10 cents	R2,70	70 000
Total	**18 125 000**				**57 990 000**

6. (a) Shares allotted otherwise than for cash:

Same as 5.

(c) Names and addresses of allottees

Name of allottee	Number of shares	Description of shares
See attached	18 100 000	Ordinary
Metorex Limited Share Incentive Scheme	25 000	Ordinary
Total	**18 125 000**	

The address of all allottees is:

7. **Issued capital at date of this return:**

Par value					
Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
4 160 000	Ordinary	10 cents	-	-	416 000,00
2 080 000	Ordinary	10 cents	R6,15	♠12 792 000,00	208 000,00
361 384	Ordinary	10 cents	R8,40	3 035 625,60	36 138,40
1 200 000	Ordinary	10 cents	R1,75	2 100 000,00	120 000,00
112 626 785	Ordinary	10 cents	R2,70	♥304 092 319,50	11 262 678,50
10 000	Ordinary	10 cents	R1,735	17 350,00	1 000,00
40 000	Ordinary	10 cents	R2,23	89 200,00	4 000,00
5 000	Ordinary	10 cents	R1,735	8 675,00	500,00
7 500	Ordinary	10 cents	R1,735	13 012,50	750,00
19 000	Ordinary	10 cents	R2,70	51 300,00	1 900,00
158 163	Ordinary	10 cents	R2,70	427 040,10	15 816,30
61 988	Ordinary	10 cents	R2,70	167 367,60	6 198,80
50 000	Ordinary	10 cents	R2,70	135 000,00	5 000,00
25 000	Ordinary	10 cents	R2,45	61 250,00	2 500,00
30 000	Ordinary	10 cents	R2,70	81 000,00	3 000,00
10 000	Ordinary	10 cents	R2,70	27 000,00	1 000,00
18 100 000	Ordinary	10 cents	R3,10	•56 110 000,00	1 810 000,00
25 000	Ordinary	10 cents	R2,70	¤67 500,00	2 500,00
138 969 820				**♦R379 275 640,30**	**R13 896 982,00**

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ 13 896 982,00

State capital ________ -

Premium account ________ ♣369 238 781,66

Total issued capital R383 135 763,66

Meyer Wilson Marsh Inc

Date 17 May 2002

Rubber stamp of company, if any, or of secretaries.

Certified correct

Signature ________

Director/Manager/Secretary

♦ Share premium ♦379 275 640,30

Less: Share issue expenses (which have been subtracted from R12 792 000,00♠) ♠402 230,90

Share issue expenses (which have been subtracted from R304 092 319,50♥) ♥5 741 428,00

Portion of share premium capitalised on 8 December 1995 to pay for 361 834 shares 3 071 764,00

Share issue expenses (which have been subtracted from R56 110 000,00•) •821 260,74

Share issue expenses (which have been subtracted from R67 500,00¤) ¤175,00 10 036 858,64

Name of institution	Contact person	Phone no	Fax no	Registration name	Number of shares at 320 cents per share	Account number	Name of CSDP agent	CSDP Account no.
African Harvest Capital	James Gubb	021-670-9502	021-683-9154	Nedcor Nominees	850 000	500 000 to AHCA ac no. 8882015823 350 000 to AHCB ac no. 8882015831	Nedbank	20002524
HBD Asset Management	Peter Major	021-970-1008	021-970-1009	Nedcor Bank Nominees	4 250 000	-	Nedbank	20002524
Sanlam Investment Management	Ricco Friedrich	021-950-2574	021-950-2556	Standard Bank Nominees	300 000	-	Standard Bank	072844159
Alan Grey, acting on behalf of certain clients	Lauren Honeman	021-415-2369	021-415-2414	Nedcor Bank Nominees	2 405 000	-	Nedbank	20002524
				Standard Bank Nominees	296 000	-	Standard Bank	201114127

				Standard Bank Nominees	1 549 000	-	Standard Bank	20003017
Investec	Delwyn Maree	021-416-1767	021-416-2652	First National Nominees	2 400 000		FNB	ZA0000012775
Franklin Templeton NIB	Barnett	021-488-2614	021-488-2054	Standard Bank Nominees	2 600 000		Standard Bank	20003017
Liberty Life Association	Viven Naidoo	408-2984	403-1777	Standard Bank Nominees	460 000	-	Standard Bank	ZA100086
Liberty Prosperity Fund				First National Nominees	350 000	-	FNB	ZA0000012576
Liberty Capital Focus Fund				First National Nominees	290 000	-	FNB	ZA0000012500 [check]
Liberty Small cap Fund				First National Nominees	100 000		FNB	ZA0000011305

Liberty Resources Fund				First National Nominees	1 300 000	-	FNB	ZA0000012616
Liberty Value Fund				First National Nominees	500 000	-	FNB	ZA0000013131
Tradek Balderson	Martin van Zyl	370-1970	834-5619	Tradek Balderson Nominees	150 000	-	FNB	ZA0000000461
Melville Douglas	Trevor Dace	325-7002	325-7024	Nedcor Bank Nominees	192 500		Nedbank	
				Standard Bank Nominees	107 500		SCMB	
TOTAL					18 100 000			

To be completed by company

Acknowledgement of receipt of return of allotments,
dated: 24 April 2002
17 May 2002

Name of company: METOREX LIMITED
Postal address: P O BOX 1574
HOUGHTON
2041

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2002 -06- 12

REGISTRAR OF COMPANIES AND OF CLOSE

Inhoud van Register van Direkteure, Ouditeure en Beamptes

Contents of Register of Directors, Auditors and Officers

CM29
CM29

Maatskappywet, 1973,Art.216(2),276,322(1),325(1) en 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom"

Companies Act, 1973,Sec.216(2),276,322(1),325(1) and 327(1)

COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

METOREX LIMITED
P O BOX 1574
HOUGHTON
2041

03 MAR 17 AM 11:42

Opgawe van besonderhede soos op /
Return of particulars as at 20 MAY 2002

Verklaring/Statement

Ek, ____________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolg artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, DEREK CHARLES IRISH
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed ____________ Meyer Wilson Marsh Inc
Datum
Date 20 MAY 2002

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	BARNES
2. Volle voorname/Full forenames	PETER DEREK
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year/Jaar 56 Month/Maand 06 Day/Dag 08 CANADA
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	22/11/1999 DIRECTOR
6. Woonadres/Residential address	131 E KESINGTON ROAD NORTH VANCOUVER BC CANADA
7. Besigheidsadres/Business address	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
8. Posadres/Postal address	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
9. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	CANADIAN
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	NO

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	BARRENECHEA
2.:	ALBERTO
3.:	
4.:	Jaar/Year 43 Maand/Month 11 Dag/Day 20 SPAIN
5.: (a)	07/05/2002
(b)	DIRECTOR
6.:	AV. ZUGAZARTE 26, 6 VECHO, VIZCAYA, SPAIN
7.:	EDIFICIO ALBIA, SAN VICENTE 8, 50 BILBAO, VIZCAYA, SPAIN
8.:	EDIFICIO ALBIA, SAN VICENTE 8, 50 BILBAO, VIZCAYA, SPAIN
9.:	SPANISH
10.:	GENERAL MANAGER
11.:	No
12.:	APPOINTED 07/05/2002

1.:	DARCH
2.:	JOHN MICHAEL
3.:	
4.:	Jaar/Year 47 Maand/Month 07 Dag/Day 16 CANADA
5.: (a)	22/11/1999
(b)	DIRECTOR
6.:	5315 SEASIDE PLACE WEST VANCOUVER BC V7W 2V6
7.:	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
8.:	SUITE 615-800 WEST PENDER STREET VANCOUVER BC V6C 2V6
9.:	CANADIAN
10.:	BUSINESSMAN
11.:	No
12.:	RESIGNED 28/02/2002

1.:	KING
2.:	JONATHAN CHARLES
3.:	
4.:	Jaar/Year 48 Maand/Month 03 Dag/Day 01 5045100
5.: (a)	01/09/2001
(b)	ALTERNATE DIRECTOR TO A S MALONE
6.:	3 SOMERSET AVENUE CRAIGHALL 2196
7.:	2nd FLOOR, CRADOCK HEIGHTS 21 CRADOCK AVENUE ROSEBANK 2146
8.:	P O BOX 2814 SAXONWOLD 2132
9.:	BRITISH
10.:	MINING ENGINEER
11.:	Yes
12.:	NONE

1.:	LAUGHLAND
2.:	ALISTAIR JOHN
3.:	
4.:	Jaar/Year 47 Maand/Month 12 Dag/Day 11 5166106
5.: (a)	22/11/1999
(b)	DIRECTOR
6.:	114 WILLOW AVENUE ATHOLL 2146
7.:	142 WEST STREET SANDOWN 2196
8.:	P O BOX 782699 SANDTON 2146
9.:	BRITISH
10.:	BANKER
11.:	Yes
12.:	NONE

1.:	MALONE
2.:	ANTHONY SIMON
3.:	
4.:	Jaar/Year 43 Maand/Month 11 Dag/Day 05 5007089
5.: (a)	01/07/1997
(b)	DIRECTOR
6.:	84 TWEEDALE ROAD HYDE PARK 2196
7.:	2nd FLOOR, CRADOCK HEIGHTS 21 CRADOCK AVENUE ROSEBANK 2146
8.:	P O BOX 2814 SAXONWOLD 2132
9.:	SOUTH AFRICAN
10.:	MINING ENGINEER
11.:	Yes

1.:	NEEDHAM
2.:	CHARLES DENBY STOCKTON
3.:	
4.:	Jaar/Year 53 Maand/Month 11 Dag/Day 07 5208088
5.: (a)	01/07/1997
(b)	DIRECTOR
6.:	20 TALTON ROAD FOREST TOWN 2193
7.:	2nd FLOOR, CRADOCK HEIGHTS 21 CRADOCK AVENUE ROSEBANK 2146
8.:	P O BOX 2814 SAXONWOLD 2132
9.:	SOUTH AFRICAN
10.:	FINANCIAL MANAGER
11.:	Yes

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

VIR SLEUTEL TOT BESONDERHEDE,KYK BLADSY 1/ FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	PETERSEN
2.:	JON STEEN
3.:	
4.:	Jaar/Year: 47 Maand/Month: 04 Dag/Day: 24 NORWAY
5.: (a)	12/11/2001
(b)	DIRECTOR
6.:	SANDSTUVEIEN 19 N-1178 OSLO NORWAY
7.:	O.H. BANGSVEI 54-58 N-1363 NOVIK NORWAY
8.:	O.H. BANGSVEI 54-58 N-1363 NOVIK NORWAY
9.:	DANISH
10.:	VICE PRESIDENT EXPLORATION
11.:	No
12.:	NONE

1.:	QVIST
2.:	HANS CHRISTIAN
3.:	
4.:	Jaar/Year: 56 Maand/Month: 12 Dag/Day: 25 NORWAY
5.: (a)	01/03/2002
(b)	DIRECTOR
6.:	LOVENSUIOWSV 19 - 1358 JAR DRONNINGEN 1 NORWAY
7.:	LOVENSUIOWSV 19 - 1358 DAR DRONNINGEN 1 NORWAY
8.:	P O BOX A OSLO NORWAY
9.:	NORWEGIAN
10.:	DIRECTOR
11.:	No
12.:	APPOINTED 01/03/2002

1.:	SPENCER
2.:	KEITH COUSENS
3.:	
4.:	Jaar/Year: 49 Maand/Month: 11 Dag/Day: 09 5105080
5.: (a)	01/09/2001
(b)	DIRECTOR
6.:	23 TOTTENHAM AVENUE MELROSE 2196
7.:	2nd FLOOR, CRADOCK HEIGHTS 21 CRADOCK AVENUE ROSEBANK 2146
8.:	P O BOX 2814 SAXONWOLD 2132
9.:	SOUTH AFRICAN
10.:	MINING ENGINEER
11.:	Yes
12.:	NONE

1.:	TROLLIP
2.:	ALFRED ERNEST GREY
3.:	
4.:	Jaar/Year: 22 Maand/Month: 06 Dag/Day: 06 5010002
5.: (a)	01/07/1997
(b)	DIRECTOR
6.:	37 CRADOCK AVENUE ROSEBANK 2196
7.:	6th FLOOR TWIN TOWERS EAST SANDTON CITY 2196
8.:	P O BOX 785812 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	ATTORNEY
11.:	Yes
12.:	NONE

1.:	VESTRUM
2.:	JAN ANDERS
3.:	
4.:	Jaar/Year: 58 Maand/Month: 09 Dag/Day: 29 NORWAY
5.: (a)	01/03/2002
(b)	DIRECTOR
6.:	28 OLD BROMPTON ROAD SW7 3DL LONDON UK
7.:	SUITE 400, 837 WEST HASTINGS STREET, VANCOUVER CANADA
8.:	28 OLD BROMPTON ROAD SW7 3DL LONDON UK
9.:	NORWEGIAN
10.:	CHIEF EXECUTIVE OFFICER
11.:	No

1.:	
2.:	
3.:	
4.:	Jaar/Year: Maand/Month: Dag/Day:
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year, Maand/Month, Dag/Day	
5.:(a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur/Auditor

1. Naam/Name DELOITTE & TOUCHE

2. Datum van aanstelling/Date of appointment 28/01/1998

3. Aard van verandering in 1 en 2 hierbo en datum/
Nature of change in 1 and 2 above and date.

NONE

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 20 MAY 2002

Naam van maatskappy
Name of company METOREX LIMITED

Posadres
Postal address P O BOX 1574

HOUGHTON

Datum ontvang Date received
Datum stempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

Registrasie No. van maatskappy
Registration No. of company

1934/005478/06

C.Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	MEYER WILSON MARSH INC
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum Identity number or, if not available, date of birth	Year/Jaar: 1 9; Month/Maand: 7 9; Day/Dag: 0 0; 2 1 5 4 2 1
5. (a) Datum van aanstelling/Date of appointment	01/09/1997
(b) Betiteling/Designation	COMPANY SECRETARIES
6. Adres van geregistreerde kantoor, en registrasienommer indien beampte 'n regspersoon is/ Address of registered office, and registration number if officer is a corporate body	7 WEST STREET HOUGHTON 2198 REG NO. 1979/002154/21
7. Woonadres/Residential address	
8. Besigheidsadres/Business address	7 WEST STREET HOUGHTON 2198
9. Posadres/Postal address	P O BOX 1574 HOUGHTON 2041
10. Nasionaliteit/Nationality	SA
11. Beroep/Occupation	SECRETARIES
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 to 6 hierbo datum/ Nature of change in 1 to 6 above and date	NONE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year, Maand/Month, Dag/Day	4.: Jaar/Year, Maand/Month, Dag/Day
5.:(a)	5.:(a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.	13.

CM29



DEPARTMENT: TRADE AND INDUSTRY
REPUBLIC OF SOUTH AFRICA

Zanza Building, 116 Proes Street, Pretoria 0002 P O Box 429, Pretoria, 0001
Tel (012) 310 - 9791, Fax (012) 328 - 3051, www3.gov.za/sacro

METOREX
P O BOX 2814
SAXONWOLD

2132

Date:	18/07/2002
Our Reference:	12526438
Box:	**20439**
Sequence	**100**

Your Reference:

RE: Amendment to Company Registration
Company Number: 1934/005478/06
Company Name: METOREX

We have received a CM29 from you dated 20/05/2002.

2002 -12- 24

The CM29 was accepted and placed on file.

Change Record
Surname = MALONE
First Names = ANTHONY SIMON
Status = Active
Change Record
Surname = TROLLIP
First Names = ALFRED ERNEST GREY
Status = Active
Change Record
Surname = NEEDHAM
First Names = CHARLES DENBY STOCKTON
Status = Active
Change Record
Surname = DARCH
First Names = JOHN MICHAEL
Status = Resigned
Change Record
Surname = LAUGHLAND
First Names = ALISTAIR JOHN
Status = Active
Change Record
Surname = BARNES
First Names = PETER DEREK
Status = Active
Change Record
Surname = SPENCER
First Names = KEITH COUSENS
Status = Active
Change Record
Surname = KING
First Names = JONATHAN CHARLES
Status = Active
Change Record
Surname = PETERSEN
First Names = JON STEEN
Status = Active
Add Record
Surname = BARRENECHEA
First Names = ALBERTO
Status = Active
Add Record
Surname = QVIST
First Names = HANS CHRISTIAN
Status = Active
Add Record
Surname = VESTRUM
First Names = JAN ANDERS
Status = Active

2002 -12- 2 4

Yours truly

Registrar of Companies

ZME

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes
Return of particulars of company's register of directors, auditors and officers

Gedateer
Dated 20 MAY 2002

Naam van maatskappy
Name of company METOREX LIMITED

Posadres
Postal address P O BOX 1574
HOUGHTON
2041

2002 -12- 24

Datum ontvang
Date received

Datum-stempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No of company
1934/005478/06

Name of company METOREX LIMITED

1. Date of allotment of shares: 8 July 2002

2. Authorised capital of company:

Par value			
Number of shares	Class of shares	Nominal amount of each share	Authorised capital
250 000 000	Ordinary	10 cents	25 000 000
250 000 000			**R25 000 000**

3. Shares subscribed for in memorandum of association:

Par value			
Number of shares	Class of shares	Nominal amount of each share	Total amount paid up
7	Ordinary	50 cents	3,50
7			**R3,50**

To be completed by company

Acknowledgement of receipt of return of allotments,
dated: 8 July 2002

Name of company: METOREX LIMITED
Postal address: P O BOX 1574
HOUGHTON
2041

Date of receipt by
Registrar of Companies

Date stamp of companies
Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum:

Par value			
Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
4 160 000	Ordinary	10 cents	416 000,00
2 080 000	Ordinary	10 cents	208 000,00
361 384	Ordinary	10 cents	36 138,40
1 200 000	Ordinary	10 cents	120 000,00
112 626 785	Ordinary	10 cents	11 262 678,50
10 000	Ordinary	10 cents	1 000,00
40 000	Ordinary	10 cents	4 000,00
5 000	Ordinary	10 cents	500,00
7 500	Ordinary	10 cents	750,00
19 000	Ordinary	10 cents	1 900,00
158 163	Ordinary	10 cents	15 816,30
61 988	Ordinary	10 cents	6 198,80
50 000	Ordinary	10 cents	5 000,00
25 000	Ordinary	10 cents	2 500,00
30 000	Ordinary	10 cents	3 000,00
10 000	Ordinary	10 cents	1 000,00
18 100 000	Ordinary	10 cents	1 810 000,00
25 000	Ordinary	10 cents	2 500,00
138 969 820			**R13 896 982,00**

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R13 896 982,00

State capital ______ -

Premium account ______ R369 238 781,66

Total issued capital ______ R383 135 763,66

5. **Shares comprising this allotment:**

Date	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
8/7/2002	15 000	Ordinary	10 cents	R2,70	42 000
Total	**15 000**				**42 000**

6. (a) **Shares allotted otherwise than for cash:**

Same as 5.

(c) Names and addresses of allottees

Name of allottee	Number of shares	Description of shares
Metorex Limited Share Incentive Scheme	15 000	Ordinary
Total	15 000	

The address of the allottee is:

Metorex Limited

7. **Issued capital at date of this return:**

Par value					
Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
4 160 000	Ordinary	10 cents	-	-	416 000,00
2 080 000	Ordinary	10 cents	R6,15	♠12 792 000,00	208 000,00
361 384	Ordinary	10 cents	R8,40	3 035 625,60	36 138,40
1 200 000	Ordinary	10 cents	R1,75	2 100 000,00	120 000,00
112 626 785	Ordinary	10 cents	R2,70	♥304 092 319,50	11 262 678,50
10 000	Ordinary	10 cents	R1,735	17 350,00	1 000,00
40 000	Ordinary	10 cents	R2,23	89 200,00	4 000,00
5 000	Ordinary	10 cents	R1,735	8 675,00	500,00
7 500	Ordinary	10 cents	R1,735	13 012,50	750,00
19 000	Ordinary	10 cents	R2,70	51 300,00	1 900,00
158 163	Ordinary	10 cents	R2,70	427 040,10	15 816,30
61 988	Ordinary	10 cents	R2,70	167 367,60	6 198,80
50 000	Ordinary	10 cents	R2,70	135 000,00	5 000,00
25 000	Ordinary	10 cents	R2,45	61 250,00	2 500,00
30 000	Ordinary	10 cents	R2,70	81 000,00	3 000,00
10 000	Ordinary	10 cents	R2,70	27 000,00	1 000,00
18 100 000	Ordinary	10 cents	R3,10	•56 110 000,00	1 810 000,00
25 000	Ordinary	10 cents	R2,70	•67 500,00	2 500,00
15 000	Ordinary	10 cents	R2,70	•40 500,00	1 500,00
138 984 820				**♦R379 316 140,30**	**R13 898 482,00**

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ 13 898 482,00

State capital ______ -

Premium account ______ ♣369 279 176,66

Total issued capital R383 177 658,66

Meyer Wilson Marsh Inc

Certified correct

Date 8 July 2002

Signature ______

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

♦	Share premium		♦379 316 140,30
Less:	Share issue expenses subtracted from:		
	R12 792 000,00♠	♠402 230,90	
	R304 092 319,50♥	♥5 741 428,00	
	Portion of share premium capitalised on 8 December 1995 to pay for 361 834 shares	3 071 764,00	
	Share issue expenses subtracted from:		
	R56 110 000,00•	•821 260,74	
	R67 500,00•	•175,00	
	R40 500,00•	•105,00	10 036 963,64

To be completed by company

Acknowledgement of receipt of return of allotments,
dated: 8 July 2002

Name of company: METOREX LIMITED
Postal address: P O BOX 1574
HOUGHTON
2041

Date of receipt by
Registrar of Companies

Date stamp of companies
Registration Office

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

2002 -09- 18

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

LODGEMENT OF FINANCIAL STATEMENTS/INTERIM REPORTS

[Sections 302(4) (a), 302 (4) (b), 306, 329 (2), (3), (5)]

(To be lodged when company sends notice to members)

Registration No. of company
1934/005478/06

Name of holding company METOREX LIMITED

Name of subsidiaries (if any)	*Registration No.'s*

The following documents are lodged herewith:

*Annual financial statements/*group annual financial statements/*(in terms of Section 302(4)(a)/*329(3)/*329(5) of the Act for the financial year ended 30 JUNE 2002

* ~~Annual financial statements in terms of section 302(4)(b) of the Act for the financial year ended~~

* ~~Interim report in terms of section 306/*329(2) of the Act for the half year ended~~

* ~~Provisional annual financial statements in terms of section 306 of the Act for for the financial year ended~~

Rubber stamp of company, if any, or of secretaries:

N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.

Meyer Wilson Marsh Inc

*Delete whichever is not applicable

To be completed by company

Lodgement of /*annual financial statements/* group annual financial statements and *~~annual financial statements of subsidiaries/* provisional annual financial statements/~~ *~~interim report for financial year/* half year~~ ended

30 JUNE 2002

Name of Company METOREX LIMITED

Postal address P O BOX 1574 HOUGHTON
2041

Notice Received
Registrar of Companies
Date stamp of companies Registration Office

completed by company

Lodgement of /*annual financial statements/* group annual financial statements and ~~*annual financial statements of subsidiaries/* provisional annual financial statements/~~ ~~*interim report for financial year/* half year~~ ended

30 JUNE 2002

Name of Company: METOREX LIMITED

Postal address: P O BOX 1574 HOUGHTON
2041

Not valid unless stamped by Registrar of Companies

Notice Received

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2002 -11- 15

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date stamp of companies Registration Office

METOREX LTD
METOREX ()

JSE - MINING HLDGS & HOUSES

P O Box 2814
Saxonwold
2132
2nd Floor South Wing
Cradock Heights
21 Cradock Avenue
Rosebank
2146
Telephone (27 11) 880 3155
Fax (011) 880 3322

Metorex
Perkoa Memorandum of Understanding
Metorex is pleased to announce that the Burkina Faso Government has agreed to the broad terms of a Memorandum of Understanding as requested by Metorex. Signature of this agreement forms the basis of the Mining Lease and allows Metorex to proceed with the final feasibility study and infrastructural discussions with all related stakeholders and Aid Agencies.
It is envisaged that this process will take some 12 months whereafter a production decision will be possible. The development of the mine would be contingent upon the viability having been confirmed and the necessary formal documentation having been completed.
Metorex is delighted with this recent approval and look forward to our continuing good relationship with the Burkina Faso Government.
End.
ENQUIRIES
Metorex
Simon Malone CEO 011 880 3155
TriLogy Communication
Douglas Taylor 011 325 0533
Date: 22/08/2001 11:34:00 AM Produced by the SENS Department

PERFORMANCE



METOREX LTD
METOREX ()

JSE - MINING HLDGS & HOUSES



P O Box 2814
Saxonwold
2132
2nd Floor South Wing
Cradock Heights
21 Cradock Avenue
Rosebank
2146
Telephone (27 11) 880 3155
Fax (011) 880 3322

Care And Maintenance Basis
METOREX LIMITED
ISIN CODE : ZAE000022745
SHARE CODE : MTX

In view of the current international copper price, combined with the high costs of acid, scrap and concentrate terms for the oxide ore and cement copper, the Board of Metorex Limited are of the opinion that continued operations at the Chibuluma South Project will result in losses for the group. Metal price forecasts, as a result of recent world economic conditions, suggest a more extended slowdown than originally envisaged. In accordance with the Zambian Mines and Minerals Act and other contractual obligations, it has been decided to place the Chibuluma South Project on a `care and maintenance' basis pending an improved copper price.

Studies into obtaining earlier access to the high grade sulphide ore zone via the open pit are in progress and shareholders will be kept informed of the results thereof. The Chibuluma West mining operations are unaffected by this action at Chibuluma South and will continue as previously.

The remaining operations of the Metorex Group are performing well given current prices. As noted in previous releases the diversity of the Metorex commodity mix and proportion of Dollar based revenue provides a Rand hedge to the Group.

BY ORDER OF THE BOARD
METOREX LIMITED
28th September 2001

For verification purposes please contact Charles Needham or Simon Malone 880-3155

Date: 28/09/2001 10:34:21 AM Produced by the SENS Department

PERFORMANCE



METOREX LTD
METOREX ()

JSE - MINING HLDGS & HOUSES



P O Box 2814
Saxonwold
2132
2nd Floor South Wing
Cradock Heights
21 Cradock Avenue
Rosebank
2146
Telephone (27 11) 880 3155
Fax (011) 880 3322

METOREX LIMITED
Incorporated in the Republic of South Africa.
Registration Number 1934/005478/06
Listed on the JSE Securities Exchange and London Stock Exchange
ISIN code ZAE000022745
Share code MTX

NOTICE OF A GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of the shareholders of the company will be held at 15h30 on Monday, 26 November 2001, in the boardroom at the registered offices of the company, 2nd Floor Cradock Heights, 21 Cradock Avenue, Rosebank, 2146 South Africa

General Authority to issue shares for cash

In order to comply with the specific requirements of Section 5.69 of the Listing Requirements of the JSE Securities Exchange ("JSE") relating to the issue of shares for cash, the meeting has been convened to consider and, if thought fit, to pass the following resolution as an ordinary resolution:
"RESOLVED THAT, the directors of the company be and are hereby authorised and empowered, by way of general authority, to allot and issue for cash without restriction, all or any of the unissued ordinary shares in the share capital of Metorex Limited ("Metorex") placed under their control as they, in their discretion, may deem fit, subject to the provisions of the Listing Requirements of the JSE, namely that, inter alia, the authority shall not extend beyond the date of expiry of 15 months from the date of this general meeting or the next annual general meeting of Metorex, whichever occurs soonest, and that issues in terms of this authority will only be made to public shareholders as defined by the Listing Requirements of the JSE, will not exceed 15% in the aggregate number of ordinary shares in the company's issued share capital in any one financial year and the maximum discount at which these issues may be made, will be 10% of the weighted average traded price of Metorex shares for the 30 days prior to the relevant issues."
In terms of the Listing Requirements of the JSE, this ordinary resolution is required to be passed by a 75% (seventy five percent) majority of shareholders who are present or represented by proxy at the general meeting.

By order of the Board
MEYER WILSON MARSH INC
Company Secretaries.

1 November 2001

Proxy Form
I/We________________________________

of________________________________

As a member of METOREX LIMITED, being the registered holder of shares in the company hereby appoint:

1.______________________________ or 2.

______________________________ or

3. The Chairman of the meeting

as my/our proxy to attend and vote on my/our behalf, as indicated below, at the general meeting of shareholders of the company to be held on 26 November 2001, or at any adjournment thereof.

Ordinary resolution	For	Against	Abstain
Authority for directors to issue shares for cash			

Signed at______________________________this______________day of____________________2001

____

Signature of member(s)

Completed proxy forms must be received at least 48 (forty eight) hours before the time of the meeting by the Company Secretaries at the company's registered office or by the transfer secretaries, Mercantile Registrars Limited P O Box 1053, Johannesburg 2000 or by fax to +27-11-880-3322 or the United Kingdom Transfer Secretaries, Capita IRG Plc, Balfour House, 390-398 High Road, Illford Essex 1G1 1 NQ England.

2nd Floor Cradock Heights, 21 Cradock Avenue Rosebank 2146
P O Box 2814, Saxonwold, 2132
Telephone +27 (011) 880-3155 Fax +27 (011)880-3322
www.metorexgroup.com

Date: 01/11/2001 11:57:00 AM Produced by the SENS Department


ABSA
Standard Bank
NEDBANK
Permanent Bank



METOREX LTD
METOREX ()

JSE - MINING HLDGS & HOUSES

P O Box 2814
Saxonwold
2132
2nd Floor South Wing
Cradock Heights
21 Cradock Avenue
Rosebank
2146
Telephone (27 11) 880 3155
Fax (011) 880 3322

Share code: MTX
ISIN Code: ZAE000022745
In terms of paragraph 3.67(a) and (c) of the JSE Securities Exchange South Africa Listing Requirements the following change in the directorship of the company, effective 14 November 2001, should be noted:

Mr J.S. Petersen appointed (Executive Director)
Dr G.D. Wright retirement (Executive Director)

Ends
Date: 13/11/2001 02:06:00 PM Produced by the SENS Department

HOME | Company Reports | Company News | SENS News | Who Owns What

PERFORMANCE



METOREX LTD
METOREX ()

JSE - MINING HLDGS & HOUSES



P O Box 2814
Saxonwold
2132
2nd Floor South Wing
Cradock Heights
21 Cradock Avenue
Rosebank
2146
Telephone (27 11) 880 3155
Fax (011) 880 3322

2001
Metorex Limited
Registration number 1934/005478/06
Share code MTX ISIN ZAE000022745
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange South Africa and London Stock Exchange
www.metorexgroup.com

* Diversified commodity portfolio protects earnings
* Revenues assisted by weak Rand
* O'Okiep Slag Plant construction progressing well
* Wakefield/Umnotho enter into Empowerment Agreement
* Wakefield acquires Middleburg Townlands Coal resource
* Chibuluma opencast operations suspended.

Results of operations for the quarter ended 30 September 2001
Consolidated Income Statement

	Quarter ended 30 September 2001 (Unaudited) R000	Quarter ended 30 June 2001 (Unaudited) R000
Revenue - Mineral sales		
- copper	69 322	65 372
- zinc	21 016	21 200
- coal	33 977	33 219
- fluorspar	22 118	20 812
- gold	20 282	18 840
- antimony	5 336	7 222
- cobalt	4 000	4 993
- other	1 376	1 413
Gross revenue	177 427	173 071
Realisation costs	42 355	37 738
On-mine revenue	135 072	135 333
Cost of production	125 518	115 293
Depreciation	4 652	3 994
Amortisation of mining rights	2 836	2 849
Mining profit	2 066	13 197
Other income/(expense)	3 965	3 648
Amortisation of goodwill	576	(298)
Income before finance costs	5 455	17 143
Net interest income	675	533

Income before taxation	6 130	17 763
Taxation	(714)	(35)
Income after taxation	6 844	17 798
Income attributable to outside shareholders	1 132	(602)
Net income	5 712	18 400
Shares in issue	120 805	120 730
Earnings per share (cents)	4,73	15,24
Headline earnings per share (cents)	5,21	14,99
Cash earnings per share (cents)	11,40	20,66
Dividend per share (cents)	12,00	-

Notes

* Taxation includes a deferred tax release of R2,778 million.
* A dividend of 12 cents per share was paid on 1 October 2001.

Notes

1. Commodity sales volumes were generally higher than the previous quarter.
2. The diversified nature of the group's commodity portfolio and the weakness of the Rand/ US Dollar exchange rate enabled the group to increase revenue from mineral sales.
3. Realisation charges and the cost of production increased due to the US Dollar denominated treatment charges and the effect of salary increases.
4. Construction of the Slag Re-treatment Plant at O'Okiep is progressing on schedule, with commissioning planned in March 2002. This project should extend the life of O'Okiep by approximately eight years.
5. Wakefield, which holds the group's coal interests, has entered into a shareholders agreement with Umnotho weSizwe and have jointly secured the rights to the coal reserve adjacent to Leeufontein Colliery and a coal reserve from the Middleburg Town Council.
6. The depressed copper price and high Dollar operating costs in Zambia resulted in Metorex taking early action by placing the Chibuluma South Opencast operation and plant on "care and maintenance" pending an improvement in the copper price. The Board of Directors of Metorex and Chibuluma considered that continued operation of this project at present copper prices would lead to the erosion of shareholders value which prompted this action. An evaluation of earlier access to the sulphide resource is being undertaken together with the consideration of various other short term alternatives for the project.

By order of the board

14 November 2001

Date: 14/11/2001 12:00:00 PM Produced by the SENS Department

METOREX LTD
METOREX ()

JSE - MINING HLDGS & HOUSES



P O Box 2814
Saxonwold
2132
2nd Floor South Wing
Cradock Heights
21 Cradock Avenue
Rosebank
2146
Telephone (27 11) 880 3155
Fax (011) 880 3322

Metorex Limited
Registration number 1934/005478/06
Share code MTX ISIN ZAE000022745
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange South Africa and London Stock Exchange
www.metorexgroup.com

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that the company has entered into negotiations which, if successfully concluded, may have a material effect on the price of the company's shares.

Accordingly, shareholders are advised to exercise caution when dealing in the company's shares until a further announcement is made.

Johannesburg
6 December 2001

Sponsor
Barnard Jacobs Mellet Corporate Finance

Date: 06/12/2001 05:15:06 PM Produced by the SENS Department


Looking for an

METOREX LTD
METOREX ()

JSE - MINING HLDGS & HOUSES



P O Box 2814
Saxonwold
2132
2nd Floor South Wing
Cradock Heights
21 Cradock Avenue
Rosebank
2146
Telephone (27 11) 880 3155
Fax (011) 880 3322

Metorex Limited
Registration Number 1934/005478/06
Incorporated in Republic of South Africa
Listed on the JSE Securities and London Stock Exchanges
Share Code: MTX ISIN ZAE000022745
www.metorexgroup.com
WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the cautionary announcement dated 6 December 2001 and are advised that as negotiations have been terminated, caution is no longer required.
Johannesburg
21 December 2001
Sponsor
Barnard Jacobs Mellet
Corporate Finance
Date: 21/12/2001 02:06:48 PM Produced by the JSE SENS Department

MEMTX: Metorex Limited - Consolidated interim r...

Metorex Limited - Consolidated interim results for the period ended 31. December 2001

Metorex Limited
Registration number 1934/005478/06
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange South Africa
and London Stock Exchange
JSE Share code: MTX ISIN: ZAE000022745
www.metorexgroup.com

* Headline earnings of 10,76 cps
* O`Okiep Slag Retreatment Plant construction on schedule
* Leeuwfontein reserve extension being developed
* Commodity prices improving
* Chibuluma assets impaired
* Dollar debt exposures hedged

Consolidated interim results for the period ended 31 December 2001

Consolidated income statement

Six months 31 December 2001 Unaudited R000		Six months 31 December 2000 Unaudited R000
	Revenue	
	Mineral Sales	
135 701	- copper	137 114
50 566	- zinc	52 237
61 859	- coal	54 817
52 566	- fluorspar	39 422
43 522	- gold	35 941
16 216	- antimony	17 702
9 005	- cobalt	9 775
2 995	- other	4 821
372 430	Gross revenue	351 829
90 958	Realisation costs	82 773
281 472	On-mine revenue	269 056
254 046	Cost of production	203 033
241 446	- cash costs	215 220
(3 801)	- stock movement	(26 179)
16 401	- depreciation	13 992
27 426	Mining profit	66 023
(112 368)	Impairment - Chibuluma assets	-
1 578	Other income	866
(83 364)	Income before finance income	66 889
(1 380)	Finance (expense) income	838
(84 744)	Income before taxation	67 727
12 091	Taxation	16 856
8 150	- normal	15 700
1 754	- deferred	(900)
2 187	- secondary	2 056
(96 835)	Income after taxation	50 871
3 687	Income attributable to outside shareholders	2 463
(100 522)	Net (deficit) income for the period	48 408
120 805	Weighted average shares in issue (000`s)	120 483
(83,21)	Basic earning per share (cents)	40,18
10,76	Basic headline earnings per share (cents)	40,45
-	Dividend per share (cents)	10,00
(100 522)	Income attributable to ordinary shareholders	48 408
112 368	Impairment provision	-
1 151	Goodwill Amortisation	331
12 997	Headline earnings (R000`s)	48 739

Statement of movement in equity

Six months 31 December 2001 Unaudited R000		Six months 31 December 2000 Unaudited R000
355 428	Shareholders` equity at beginning of period	258 051
203	Shares issued	102

(100 522)	Net (deficit) income for the period	48 408
(14 497)	Dividend distributed	(12 048)
251 323		320 440

Consolidated balance sheets

31 December 2001 Unaudited R000		30 June 2001 Unaudited R000
	ASSETS	
	Non-current assets	
494 692	Property, plant and equipment	433 602
17 269	Goodwill	69 785
891	Investments	891
20 437	Rehabilitation trust funds	19 993
533 289		524 271
	Current Assets	
58 447	Inventories	46 178
113 448	Trade and other receivables	120 370
625	Taxation prepaid	605
24 784	Bank balances and cash	75 423
197 304		242 576
730 593	Total Assets	766 847
	EQUITY AND LIABILITIES	
	Capital and reserves	
12 080	Share capital	12 073
313 774	Share premium	313 578
5 808	Non-distributable reserves	(4 903)
47 727	Retained income	162 746
(128 066)	Equity reserve	(128 066)
251 323		355 428
15 298	Minority interest	14 611
	Non-current liabilities	
132 792	Long-term liabilities	68 181
38 556	Long-term provisions	34 279
97 703	Deferred taxation	72 089
15 167	Post retirement medical aid	14 776
284 218		189 325
	Current liabilities	
104 444	Trade and other payables	139 554
37 989	Short-term borrowings	28 667
24 668	Provisions	18 501
7 921	Bank overdraft	7 230
4 732	Taxation	13 531
179 754		207 483
730 593	Total equity and liabilities	766 847

Cash flow

Six months 31 December 2001 Unaudited R000		Six months 31 December 2000 Unaudited R000
27 624	Profit before taxation and impairment provision	67 727
16 401	Non-cash items	13 992
44 025		81 719
(19 136)	Taxation paid	(9 029)
(17 497)	Dividends paid	(7 788)
(32 179)	Working capital movement	38 510
(24 787)	NET CASH FLOW FROM OPERATING ACTIVITIES	103 412
(48 791)	NET CASH FLOW FROM INVESTING ACTIVITIES	(68 173)
22 692	NET CASH FLOW FROM FINANCING ACTIVITIES	(10 529)
(50 886)	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	24 710
88 186	NET CASH BALANCE AT BEGINNING OF PERIOD	26 303
37 300	NET CASH BALANCE AT END OF PERIOD	51 013

RESULTS OF OPERATIONS

Safety

Awards for 1 000 fatality free shifts presented by the Department of Minerals and Energy, have been received by Consolidated Murchison, O'Okiep Copper mine and the group's Collieries. O'Okiep Copper mine has also been awarded the most improved mine, the best safety record and the DME Safety Flag for the "best mine" in the base metal category in the Northern Cape.

Financial

The six months ended 31 December 2001 has been a difficult trading period for the base metal industry, brought about by declining demand and mineral prices in the Western World and exacerbated by the dramatic events of 11 September 2001. Whilst the headline earnings per share have increased

Gross revenue increased by 6% from the comparative period. Sales volumes were generally higher, but the depressed metal prices resulted in lower unit revenue per ton. The major decline in the Rand/Dollar exchange rate occurred during December, with limited impact on the group`s revenue.

Should the recent firmness in mineral prices and depreciation in the Rand/Dollar exchange rate continue, revenue and earnings should increase and this increase will emerge in forthcoming reporting periods. Cash costs increased by 12% which includes annual remuneration adjustments.

As a result of the "care and maintenance" decision on Chibuluma South, brought about by the continuing low metal prices, and high operating costs in Zambia, an impairment provision of R112,4 million, including pre-production expenditure of R20 million, has been made against the Chibuluma assets.

The difficult trading situation experienced during the last six months and the group`s debt levels require cash conservation, and it has been decided to retain group funds and pass the interim dividend. The dividend policy of declaring a portion of the group`s earnings to shareholders has, however, not changed but has been deferred until trading conditions improve when distributions will be resumed. It is believed this will occur at the end of this financial year.

OPERATING PERFORMANCE

Despite generally satisfactory production and sales volumes, the financial results were affected by low commodity prices. In particular, the low copper price led to the decision to place Chibuluma South on "care and maintenance". This decision was taken early to prevent resultant erosion of shareholder value.

Chibuluma West

Chibuluma West has operated at a loss due to low mineral prices for the past six months. Management action has been taken to increase production which, combined with certain proposed concessions from ZCCM and a "levelling of the playing fields" by the Zambian Government, should return the mine to profitability. The full effects of the Anglo American decision to withdraw from Zambia are not yet clear, but shareholders may be assured that they will be kept informed as the issue clarifies.

Consolidated Murchison Division

The antimony price showed continued weakness despite the reduction in the Chinese antimony production levels. Notwithstanding the prices, the mine remained profitable. The continued low production levels from China, combined with the changed exchange rate should be reflected in improved profits for the balance of the year.

Maranda Mining Company

The mine enjoyed a good six month period and contributed to group profitability. The change in the exchange rate should enhance profitability for the balance of the year.

O`Okiep Copper Company

Despite the low mineral prices, the mine produced well and the company enjoyed a solid six months of profits. The construction of the slag processing plant commenced and it is envisaged that it will be commissioned in the first quarter of this calendar year. A limited hedging programme to protect slag plant revenues for the first phase of its operation has been implemented.

Vergenoeg Mine

The benefits of the plant improvements began to show during the six month period, and further refinements to the metallurgical plant continue to be implemented, enabling a higher portion of Vergenoeg`s output to reach the required quality standards. The combined effects of the recovery and quality improvements, together with the current Rand price for fluorspar, indicate improved profits for the balance of the year.

Wakefield Coal

Production from the underground operations was disappointing whilst that from the Bankfontein mine exceeded expectations. Management action to return the underground operations to profitability was taken during the six month period and the collieries should return to profitability during the forthcoming six month period.

CAPITAL EXPENDITURE

Capital expenditure of R48,8 million was incurred during the period of which R25 million related to Chibuluma expenditure and a further R8,9 million on the O`Okiep Slag Retreatment Plant, R10,8 million to acquiring coal resources and equipment in Wakefield and R3 million on the Vergenoeg plant upgrade.

ACCOUNTING POLICIES

The interim financial statements have been prepared under the historical cost convention in accordance with International Accounting Standards. IAS39, which became effective 1 July 2001. The group has not applied this standard in this report but shall have in its annual finacial statements at 30 June 2002.

The Slag Dump Retreatment Plant construction has progressed well with final commissioning expected during March 2002. Production of copper from this plant will replace the production from the mine's underground operations on their closure.

Middelburg Townlands

Wakefield, together with Umnotho weSizwe Investments (Pty) Limited, has acquired the Middelburg Townlands coal resource from the Middelburg Town Council for which an EMPR is being prepared, prior to applying for a mining licence. Planning of this project is being finalised.

Leeuwfontein Reserve Extension - Anglo Reserve

The coal reserve adjacent to Leeuwfontein Colliery is being developed both as an opencast and an underground operation. Saleable production tonnage will build up during the forthcoming quarter.

Perkoa Zinc

The draft Memorandum of Understanding setting out the conditions of a "Mining Convention" has been received from the Burkinabe Government, which largely follow the Metorex proposals. Negotiations to finalise the MOU continue.

Chibuluma Mine

Extended negotiations with the Government to achieve "level playing fields" have continued. A Zambian Government decision is anticipated shortly.

Agreement has been reached with Investec Bank to provide a hedge mechanism for the Chibuluma project finance loan of $8,1 million to prevent further exposure to a decline in the Rand/Dollar exchange rate.

FUTURE PROSPECTS

The recent increase in the Rand prices of commodities, particularly copper, is encouraging. We see no reason why these should not be sustained and possibly even improved, and if this happens then the group's operations should produce significantly better results for the remainder of the year.

By order of the board

A.S. Malone
Chairman

C.D.S. Needham
Financial Director

18 February 2002

Secretaries
Meyer Wilson Marsh Inc
7 West Street
Houghton

Transfer secretaries
Mercantile Registrars
11 Diagonal Street
Johannesburg

18/02/2002 ***Source: JSE NEWS SERVICE***

MTX: METOREX LIMITED - CHANGES IN DIRECTORATE

JSE SENS alternate codes: MEMTX
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE000022745
("Metorex")
CHANGES IN DIRECTORATE
The directors of Metorex advise that PD Barnes and JM Darch resigned from the Board with effect from 3 March 2002 and 28 February 2002, respectively, and that J Vestrum and HC Qvist were appointed to the Board with immediate effect.
Johannesburg
27 March 2002
METOREX APPOINTS INTERNATIONAL DIRECTORS
Metorex Limited has appointed two Norwegian directors in place of Canadians Peter Barnes and John Darch, who have resigned. This follows the completion of the restructuring of Metorex`s holding company, Crew Development Corporation (Crew), by a Norwegian shareholder grouping.
The new directors, Hans Christian Qvist and Jan A. Vestrum are respectively newly appointed Chairman and President and Chief Executive Officer of Crew.
Mr Qvist is a management consultant in Oslo, Norway. He has 10 years experience as chief executive officer with a number of IT companies, including SPCS - Group, IBM Global Services and Tandberg Data and 10 years experience with companies in oil exploration, production and trading, including Shell International and Saga Petroleum.
Mr Vestrum holds a M.Sc. in engineering from The Norwegian Institute of Technology, Mining Department. He has extensive experience as a senior executive in the resource and technology industries and corporate finance from companies such as Schlumberger, Baker Hughes, Merrill Lynch and Christiania Bank (Nordea Bank from 2001). He comes from the position of Chairman and CEO of Concept SA, France.
Mr Qvist stated that: "Crew intends developing a closer working relationship with Metorex, with a view to using Metorex`s expertise in the development of Crew`s current projects. Furthermore, with improving metal prices, Crew anticipates an increased revenue stream from Metorex, which has been a constant source of cash flow to the company since 1997." Crew has a portfolio of mining development projects around the world along with its investment in Metorex.
Commenting on the appointments, Metorex Chairman, Simon Malone, said that he warmly welcomed the two new members to the board and looked forward to working with them. "In the past Crew has tended to be an equity investor in Metorex," he said. "Messrs Qvist and Vestrum have excellent track records and have confirmed their interest in developing Crew`s projects and bringing them to account. Crew has also indicated its support for Metorex`s strategic growth objectives."
Date: 27/03/2002 05:10:00 PM Produced by the JSE SENS Department

27/03/2002 ***Source: JSE NEWS SERVICE***

MTX: Metorex - General Issue Of Shares For Cash

JSE SENS alternate codes: MEMTX

Metorex Limited
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
JSE Share code: MTX ISIN: ZAE000022745
("the company")

GENERAL ISSUE OF SHARES FOR CASH

The majority shareholder, Crew Development Corporation, and the board of directors, recognising the need to broaden the shareholder base and tradability of the company's shares through an increased free float, have offered selected Institutions a participation in the equity of the company by means of a private placing of shares.

Shareholders are advised that, in terms of the general authority granted to the directors to issue shares for cash, the company has raised R57,92 million by the issue of 18 100 000 new shares at an issue price of 320 cents per share ("the cash issue") to these selected financial institutions. The issue price represents a 10% discount to the weighted average traded price of the company's shares on the JSE Securities Exchange South Africa ("the JSE") over the 30 business days prior to the date the pricing of the cash issue was approved by the directors.

Listing of new shares on the JSE

Application has been made to the JSE for the listing of the new shares on Wednesday, 24 April 2002.

Financial effects of the cash issue

Had the cash issue been effective from 1 July 2001, the pro forma financial effects on the company's earnings per share and headline earnings per share for the six months ended 31 December 2001 and the net asset and net tangible asset values per share at 31 December 2001, would have been as follows:

	Unaudited Before	Pro forma After	Change %
Net asset value per share (cents)	208,04	222,36	7
Net tangible asset value per share (cents)	193,75	209,93	8
Headline earnings per share (cents)	10,76	11,23	4
Earnings per share (cents)	(83,21)	(70,48)	15
Weighted number of shares in issue (000's)	120 805	138 905	15
Number of shares in issue (000's)	120 844	138 944	15

Notes:

The pro forma financial effects of the cash issue have been calculated having regard to the following assumptions:

* the "Before" the cash issue figures are based on the unaudited results for the six months to 31 December 2001;
* the R57,92 million received, net of costs, in terms of the cash issue was assumed to repay interest charged at an after-tax rate of 9,5% for the six months to 31 December 2001;
* the headline earnings per share and earnings per share calculations are based on the weighted number of shares in issue;
* the net asset value per share and net tangible asset value per share calculations are based on the actual number of shares in issue.

Johannesburg
24 April 2002

Sponsor and corporate adviser
Barnard Jacobs Mellet
Corporate Finance

Date: 23/04/2002 05:04:00 PM Produced by the JSE SENS Department

ITX: Metorex - Dealings By Director

:TOREX LIMITED
:ncorporated in the Republic of South Africa)
Registration number 1934/005478/06)
iare code: MTX
SIN code: ZAE000022745
'Metorex")
EALINGS BY DIRECTOR
i compliance with section 3.72 of the Listings Requirements of the JSE
ecurities Exchange South Africa, Metorex advises the following dealings by
director in the company's securities:
ame of director: AEG Trollip
ate of transaction: 25 April 2002
umber of securities: 1 750 000 (one million seven hundred and fifty
iousand)
lass of securities: Ordinary shares
rice: 320 cents per share
ature of transaction: Sale
nterest in transaction: Indirect beneficial
ohannesburg
4 May 2002
ate: 14/05/2002 10:39:00 AM Produced by the SENS Department

ITX: Metorex Limited - Results of operations fo...

JSE SENS alternate codes: MEMTX

etorex Limited - Results of operations for the quarter ended 31 March 2002.

etorex Limited

Registration number 1934/005478/06
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange South Africa
and London Stock Exchanges
Share code: MTX ISIN: ZAE000022745
www.metorexgroup.com

esults of operations for the quarter ended 31 March 2002

- Quarterly headline earnings increase by 218% to 17,66 cps
- Placement of shares raises R57,9 million
- O`Okiep Slag Retreatment Plant construction complete
- Middelburg Townlands EMPR progressing well

onsolidated Income Statement

	Quarter ended 31 March 2002 (Unaudited) R000	Quarter ended 31 December 2001 (Unaudited) R000
Revenue - Mineral sales		
- copper	91 758	89 316
- zinc	32 435	29 550
- coal	26 558	27 882
- fluorspar	49 308	30 448
- gold	25 967	22 620
- antimony	10 313	10 880
- cobalt	3 012	5 005
- other	2 120	2 239
Gross revenue	241 471	217 940
Realisation costs	58 309	48 603
On-mine revenue	183 162	169 337
Cost of production	135 207	130 515
Depreciation	5 113	4 926
Amortisation of mining rights	2 835	2 836
Mining profit	40 007	31 060
Other income / (expense)	2 705	(6 936)
Amortisation of goodwill	576	575
Income before finance costs	42 136	23 549
Net interest expense	3 033	2 055
Income before exceptional items	39 103	21 494
Impairment - Chibuluma assets	-	(112 368)
Income before taxation	39 103	(90 874)
Taxation		
- normal	9 820	5 539
- deferred	4 809	5 079
- secondary	-	2 187
Income after taxation	24 474	(103 679)
Income attributable to outside shareholders	3 723	2 555
Net income	20 751	(106 234)
Weighted average shares in issue (000`s)	120 786	120 761
Basic earnings per share (cents)	17,18	(87,97)
Basic headline earnings per share (cents)	17,66	5,56
Cash earnings per share (cents)	24,24	11,98
Income attributable to ordinary shareholders	20 751	(106 234)
Impairment provision	-	112 368
Goodwill amortisation	576	575
Headline earnings	21 327	6 709

Share information

Metorex Limited trades on both the Johannesburg and London Stock Exchanges under the share code "MTX".

Share information	Quarter ended 31 March 2002	Quarter ended 31 December 2001
Shares in issue	120 844 820	120 804 820
Shares traded (000`s)	4 402	1 459
Share price (cents) - High	400	400
Share price (cents) - Low	270	220
Closing price (cents)	340	375

Commodity sales statistics

Commodity	Quarter ended 31 March 2002	Quarter ended 31 December 2001
Copper (t)	5 245	5 956
Cobalt (t)	19	31
Coal (t)	281 191	288 054

During the quarter, Consolidated Murchison mine achieved one million 'atality-Free Underground Shifts.

Financial

The performance for the quarter to March 2002 has improved on the ›revious two quarters of this financial year assisted by generally improved :ommodity prices and continued Rand/Dollar weakness. Gross revenue increased ›y 11% from the previous quarter. Higher prices were the main contributor rith sales volumes, slightly lower.

Production costs increased by 3,6% from the previous quarter. The effect ›f the Rand/Dollar exchange rate on the Dollar denominated costs was a :ontributor to this increase.

Other income for the quarter improved as a result of increased profit on :oll contracts at O'Okiep Copper Company.

Income before exceptional items and tax increased by 82% on the previous quarter, and headline earnings increased to 17,66 cents per share (5,56 :ents per share).

ISSUE OF SHARES FOR CASH

Subsequent to the end of the quarter, Metorex issued 18,1 million new ›rdinary shares at a price of 320 cents per share to selected institutions, :aising R57,9 million to partially reduce the group debt levels, develop the 1iddelburg Townlands coal reserve and upgrade underground equipment in the :oal division. This issue will enhance both the freefloat and tradeability in the Metorex share.

CURRENT DEVELOPMENTS

* Middelburg Townlands

The EMPR on the newly acquired Middelburg Townlands resource is ›rogressing with further exploration drilling having produced positive :esults.

* Chibuluma South

Negotiations with ZCCM and the Zambian Government for the "levelling of :he playing fields" regarding certain concessions have produced some :esults. Further concessions are being pursued.

* Consolidated Murchison

Production levels are being increased through the introduction of a seven-day working week to prepare for an expected antimony price increase.

* O'Okiep Slag Dump Retreatment Plant

The Slag Dump Retreatment Plant has been completed. Metallurgical :ommissioning is expected to be completed during May 2002.

CAPITAL EXPENDITURE

Capital expenditure of approximately R15,6 million was incurred during the quarter, related mainly to the construction of the O'Kiep Slag Dump Retreatment Plant and the continued plant improvements at Vergenoeg.

By order of the board

8 May 2002

Date: 07/05/2002 05:01:00 PM Produced by the JSE SENS Department

TX: Metorex - Change In Directorate

:TOREX LIMITED
:ncorporated in the Republic of South Africa)
:egistration number 1934/005478/06)
ıare code: MTX
;IN code: ZAE000022745
'Metorex")
IANGE IN DIRECTORATE
ıe directors of Metorex advise that Mr. A. Barrenechea was appointed to the
ɔard with effect from 7 May 2002.
ɔhannesburg
5 May 2002
ate: 15/05/2002 05:24:00 PM Produced by the SENS Department

5/05/2002 ***Source: JSE NEWS SERVICE***

ITX: METOREX LIMITED - DEALINGS BY DIRECTOR

ETOREX LIMITED
Incorporated in the Republic of South Africa)
Registration number 1934/005478/06)
hare code: MTX
SIN code: ZAE000022745
"Metorex")
EALINGS BY DIRECTOR
n compliance with section 3.72 of the Listings Requirements of the JSE
ecurities Exchange South Africa, Metorex advises the following dealings by
director in the company`s securities:

ame of director:	JC King (Executive director)
ate of transaction:	17 May 2002
umber of securities:	94 500
lass of securities:	Ordinary shares
rice:	390 cents per share
ature of transaction:	Sale
nterest in transaction:	Direct beneficial

ohannesburg
7 May 2002
ate: 17/05/2002 04:26:05 PM Produced by the SENS Department

.7/05/2002 ***Source: JSE NEWS SERVICE***

MTX: Metorex Limited - Consolidated results for...

Metorex Limited - Consolidated results for the financial year ended 30 June 202

etorex Limited

Registration number 1934/005478/06

Incorporated in the Republic of South Africa

Listed on the JSE Securities Exchange South Africa and London Stock Exchange

JSE alpha code MTX ISIN ZAE000022745

Issuer code MEMTX

www.metorexgroup.com

- Earnings resilience through multi-commodity operations
- Headline earnings of 72,8 cents
- Antimony price doubles
- Fluorspar plant and deposit a world leader
- Final 10 cent dividend declared

Consolidated results for the financial year ended 30 June 2002

Consolidated income statement

	Year ended 30 June 2002 (Reviewed) R000	Year ended 30 June 2001 (Audited) R000
Revenue:		
Mineral sales		
Copper	328 217	284 435
Zinc	105 774	98 415
Coal	122 928	116 685
Fluorspar	119 746	82 846
Gold	80 291	76 181
Antimony	41 370	33 416
Cobalt	15 558	20 723
Other	6 441	7 557
Gross revenue	820 325	720 258
Realisation costs	127 898	106 460
On-mine revenue	692 427	613 798
Cost of production	549 023	472 563
Depreciation	30 397	25 198
Mining profit	113 007	116 037
Other income/(expenditure)	4 494	(1 254)
Income before exceptional items and finance costs	117 501	114 783
Finance income	5 539	5 670
Finance costs	(12 010)	(4 155)
Income before exceptional items	111 030	116 298
Exceptional items	(132 702)	87
(Loss)/Income before taxation	(21 672)	116 385
Taxation - Exceptional items	20 334	-
Taxation - other	(13 648)	(24 675)
(Loss)/Income after taxation	(14 986)	91 710
Income attributable to outside shareholders	8 088	3 128
(Loss)/Income attributable to ordinary shareholders	(23 074)	88 582
Earnings per share (cents)	(18,6)	73,5
Headline earnings per share (cents)	72,8	72,4
Diluted earnings per share (cents)	(18,6)	70,8
Diluted headline earnings per share (cents)	72,8	69,8
Dividend per share (cents)	12,0	18,0
Proposed dividend per share (cents)	10,0	12,0
Earnings per share and headline earnings per share are calculated using the following:		
Income attributable to ordinary shareholders	(23 074)	88 582
Exceptional items net of tax	112 368	(87)
Exceptional items	132 702	(87)
Tax effect on exceptional items	(20 334)	-
Goodwill amortisation	3 662	981
Profit on sale of assets	(3 720)	(3 179)
Tax effect on sale of assets	1 116	954
Headline earnings (R`000)	90 352	87 251
Weighted average number of shares in issue (000`s)	124 140	120 584
Number of shares in issue at year end (000`s)	138 970	120 730

Statement of change in equity

	Year ended 30 June 2002 (Reviewed) R000	Year ended 30 June 2001 (Audited) R000
Share capital	13 897	12 073
- Balance at start of year	12 073	12 043
- Issue of new shares	1 824	30
Share premium	369 186	313 578
- Balance at start of year	313 578	312 822
- Issue of new shares	56 472	756
- Share issue expenses	(864)	-
Reverse acquisition reserve	(128 066)	(128 066)
Foreign exchange translation reserve	11 304	(4 903)
- Balance at start of year	(4 903)	(6 833)

- Transferred to income statement	9 129	-
Retained income	125 175	162 746
- Balance at start of year	162 746	95 848
- Net (loss)/income for year	(23 074)	88 582
- Dividends distributed	(14 497)	(21 684)
Total equity	391 116	355 428

Consolidated balance sheet

	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
ASSETS		
Non-current assets		
Property, plant and equipment	239 346	220 039
Mineral rights	240 665	202 687
Goodwill	25 633	80 661
Investments	891	891
Deferred tax asset	8 031	-
	514 566	504 278
Current assets		
Inventories	70 858	46 178
Trade and other receivables	110 809	120 370
Taxation prepaid	6 314	605
Bank balances and cash	104 622	95 416
	292 603	262 569
Total assets	807 169	766 847
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	383 083	325 651
Hedging and translation reserve	10 924	(4 903)
Retained income	125 175	162 746
Reverse acquistion reserve	(128 066)	(128 066)
	391 116	355 428
Minority interest	16 490	14 611
Non-current liabilities		
Long-term liabilities - Interest bearing	84 907	68 181
Long-term provisions	48 434	52 349
Deferred tax liabilities	71 283	72 089
	204 624	192 619
Current liabilities		
Trade and other payables	102 224	134 435
Derivative instruments	380	-
Short-term borrowings - interest bearing	57 734	28 667
Short-term provisions	14 517	20 326
Bank overdraft	9 353	7 230
Taxation	10 731	13 531
	194 939	204 189
Total equity and liabilities	807 169	766 847
Net asset value per share (cents)	281	294
Net tangible asset value per share (cents)	263	228

Consolidated cash flow statement

	Year ended 30 June 2002 (Reviewed) R000	Year ended 30 June 2001 (Audited) R000
Cash generated before working capital changes	145 147	137 737
Working capital changes	(62 730)	16 090
Cash generated by operations	82 417	153 827
Dividends received	47	46
Dividends paid	(20 706)	(24 204)
Taxation paid	(33 793)	(15 391)
Finance costs	(6 471)	1 515
Cash inflows from operating activities	21 494	115 793
Cash outflows from investing activities	(94 061)	(151 966)
Cash inflows from financing activities	79 161	78 356
Net increase in cash and cash equivalents	6 594	42 183
Cash at beginning of year	88 186	44 725
Effect of foreign exchange rate changes	489	1 278
Cash at end of year	95 269	88 186

	Segmental Revenue 2002	Segmental mining profit 2002
Copper	40%	48%
Flourspar	15%	37%
Zinc	13%	11%
Antimony/Gold	15%	10%
Coal	15%	(6%)
Cobalt	2%	0%
	100%	100%

FINANCIAL RESULTS

The financial performance of the group for the year has demonstrated its resilience in conditions made challenging by both internal and external factors.

gains considered necessary after having taken professional advice.
Group revenue from mineral sales increased by 14% year-on-year and mining profit was maintained. This demonstrates the value of the group`s multi-commodity structure and its US Dollar denominated sales base. Profit before depreciation was R143 million for the year compared to R141 million the previous year.
The increase of 21% in the depreciation charge for the year is largely due to plant and equipment brought into use at the Chibuluma West operation.

FUTURE PROSPECTS

The South African mining industry is in a time of great change which could bring exciting opportunities and your company is well positioned to benefit from these changes. The group is engaged in discussions with a number of prospective empowerment partners as an addition to the existing partnership with Umnotho weSizwe in our coal interests. Such discussions contemplate joint venture arrangements in undertaking new projects for the Metorex group.

CAPITAL EXPENDITURE AND COMMITMENTS

Group capital expenditure for the year totalled R98,6 million (2001: R155 million) which mainly related to the slag dump project at O`Okiep, plant improvements at Vergenoeg, the acquisition of mineral rights at Wakefield and pre-production expenditure on the Chibuluma South project.
Contracted capital commitments at 30 June 2002 amount to R1 million (2001: R32

million), whilst uncontracted commitments amount to R5 million (2001: R15 million).

Operating lease commitments which fall due within one year amount to R2,3 million (2001: R2,5 million), whilst commitments of R2,4 million (2001: R4,2 million) fall due in year two to five.

SHARES ISSUED

On 24 April 2002, Metorex issued 18,1 million new ordinary shares at a price of 320 cents per share to selected institutions, raising R57,9 million. This issue of shares for cash was over subscribed.

AUDIT REVIEW

Deloitte & Touche, the company's auditors, have reviewed the financial results. A copy of their unqualified report is available for inspection at the company's registered office.

ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis in accordance with International Accounting Standards. The accounting policies are consistent with those adopted in the previous year, except for the following change in accounting policy:

During the year, the group adopted IAS 39 with regard to the recognition and measurement of financial instruments for the first time. The change in policy has resulted in an adjustment of R0,7 million to the hedging reserve balance as at 1 July 2001, and a movement in the hedging reserve for the year of R1,1 million.

SAFETY

It is with regret that the Group reports the death of an employee who was involved in an underground accident at Maranda, however, the other operations produced commendable safety statistics and thanks are extended to all staff for their contribution to this record. Management is firmly committed to the eradication of all risks that threaten the health and safety of employees.

A S MALONE — Chairman

C D S NEEDHAM — Financial Director

DECLARATION OF DIVIDEND

Notice is hereby given that a final dividend referenced No. 005 of 10 (ten) cents per share has been declared in respect of the period ended 30 June 2002. The dividend, which is declared in the currency of the Republic of South Africa, will be paid on 14 October 2002.

The last day to trade in the company's shares for purposes of entitlement to the dividend is Friday, 4 October 2002. The shares will commence trading ex-dividend on Monday, 7 October 2002 and the record date is Friday, 11 October 2002. Share certificates may not be dematerialised or rematerialised from Monday, 7 October 2002 to Friday, 11 October 2002, both days inclusive.

By order of the board

16 September 2002

Secretaries:
Meyer Wilson Marsh Inc
7 West Street
Houghton
2198

Transfer Secretaries:
Computershare Investor Services Limited
11 Diagonal Street
Johannesburg
2001

Date: 16/09/2002 07:05:00 AM Produced by the JSE SENS Department

MTX: METOREX LIMITED - ODDLOT OFFER

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE000022745
ISSUER CODE: MEMTX
("Metorex" or "the company")
ODDLOT OFFER
1. Introduction
Metorex has 138 984 820 shares in issue, 12 971 of which are held by shareholders who hold less than 100 shares ("oddlot holdings"). The oddlot holdings represent 0,01% of the shares in issue and 38,9% of the number of shareholders in the company. The directors of Metorex wish to reduce the substantial administration costs associated with these oddlot holdings and have accordingly resolved to implement an oddlot offer. The price of the oddlot offer will be the weighted average traded price of Metorex shares on the JSE Securities Exchange South Africa over the 10 trading days ending Friday, 25 October 2002 ("the offer price") and will be published on SENS on Monday, 28 October 2002. All shareholders who hold less than 100 shares on Friday, 15 November 2002 ("the record date") are offered the opportunity to elect:
to sell their oddlot holdings at the offer price ("the cash alternative"); or
to purchase a sufficient number of additional shares at the offer price in order to increase their holdings to 100 shares ("the purchase alternative"); or
to retain their oddlot holdings.
Compulsory sale of shares
The holdings of shareholders holding less than 100 shares on the record date who do not make an election will be sold either to those oddlot holders who elect the purchase alternative or to Barnard Jacobs Mellet Private Client Services (Proprietary) Limited, as the case may be.
2. Important dates
Record date
Shareholders who are recorded as such in the books of the company at the close of business on Friday, 15 November 2002 and who hold less than 100 shares ("oddlot holders") will be entitled to participate in the oddlot offer.
Last day to trade
The last day to trade in order to participate in the oddlot offer will be Friday, 8 November 2002.
Oddlot offer period
The oddlot offer will open at the commencement of business on Monday, 30 September 2002 and the election period in regard thereto will close at 16h00 on Friday, 15 November 2002.
3. Condition precedent
The implementation of the oddlot offer is subject to the special and ordinary resolutions, set out in the notice of general meeting which will be attached to and form part of a circular to shareholders as mentioned in paragraph 5 below, being approved by shareholders and the registration of the special resolution by the Registrar of Companies.
4. Financial effects
The oddlot offer and the issue of any new shares will have an effect of less than 1% on the company`s earnings per share, net asset value per share or tangible net asset value per share.
5. Circular to shareholders
A circular containing information relating to the oddlot offer and a notice convening a general meeting, to be held on Thursday, 31 October 2002, will be posted to shareholders on or about 1 October 2002.
Johannesburg
27 September 2002
Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Limited
Date: 26/09/2002 05:00:00 PM Produced by the JSE SENS Department

MTX: Metorex Limited - Notification of share de...

Metorex Limited - Notification of share dealing

Metorex Limited

Notification of share dealing

In compliance with rule 3.72 to 3.75 of the JSE Listings requirements, the following information is noted:

Director:	Mr. A S Malone (Director)
Date of transaction:	30 September 2002
Nature of transaction:	Purchase (by The Metallica Trust)
Number of shares:	420 800
Class of Security:	Ordinary shares
Price:	R3,20 per share
Extent of interest:	Mr. Malone is a trustee of The Metallica Trust and a discretionary beneficiary of such trust
Total Value of:	R1 346 560

Ends

Date: 04/10/2002 11:00:00 AM Produced by the JSE SENS Department

04/10/2002 ***Source: JSE NEWS SERVICE***

MTX: Metorex Limited - Crew Places Metorex Shar...

Metorex Limited - Crew Places Metorex Shares With Institutions

Metorex Limited
Share code: MTX
ISIN code: ZAE0000 22745
Issuer code: MEMTX

CREW PLACES METOREX SHARES WITH INSTITUTIONS

Metorex Limited today confirmed that the Crew Development Corporation had successfully placed 21 208 412 Metorex Limited shares with a number of local institutional investors. Crew Development Corporation, a company listed on the Toronto Stock Exchange has in addition placed a further 5% of its Metorex holding (approximately 7 000 000 shares) with another institution leaving Crew with a residual shareholding of 21% of Metorex Limited, a portion of which has been earmarked for empowerment organisations.

Commenting on the transactions, Metorex Chairman, Simon Malone, explained: "Crew`s predominantly Norwegian investors wish to focus on a gold mining project in Greenland. Metorex has always been a major asset and cash generator for Crew. Crew now requires funding in order to further its direct investment in the Nalunaq Gold Project and has sold its Metorex investment in a controlled fashion. We were delighted that the institutions took the opportunity to acquire new or an additional holding in Metorex, especially after our recent placing. We welcome the new institutional shareholders to the Metorex register."

Financial Director, Charles Needham said the placement also largely addressed the liquidity, tradability, free float and overhang problem faced by Metorex and effectively converted Metorex into a truly public company as opposed to its previous equity structure and limited free float. "The market was aware that Crew, which held 41% of Metorex, could become sellers and a number of institutions had indicated concern about this overhang. Crew`s exit has been managed in conjunction with Metorex management. The sound working relationship between the companies is borne out by Crew confirming it wishes to participate directly in appropriate investment opportunities with Metorex. We expect this corporate restructure to result in increased volumes traded and spark greater interest in the Metorex shares."

The bookover of the 28 million shares went through the market on the 16th and 18th October 2002.

In April Metorex placed 18 100 000 shares with a number of institutions, raising some R57 million to fund a number of expansion projects.

JOHANNESBURG
22 October 2002

Date: 22/10/2002 02:08:51 PM Produced by the JSE SENS Department

ITX: Metorex - Oddlot Offer Price

ETOREX LIMITED
Incorporated in the Republic of South Africa)
Registration number 1934/005478/06)
hare code: MTX
SIN code: ZAE0000 22745
ssuer code: MEMTX
"Metorex" or "the company")
ODDLOT OFFER PRICE
'urther to the announcement dated 27 September 2002, shareholders are advised
hat the oddlot offer price is R295,50 per share, being the weighted average
raded price of the company`s shares on the JSE Securities Exchange South Africa
over the 10 trading days ended Friday, 25 October 2002.
Johannesburg
28 October 2002
Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Limited
Date: 28/10/2002 11:03:21 AM Produced by the JSE SENS Department

ΊTX: Metorex - Oddlot Offer Price (Amendment)

ETOREX LIMITED
Incorporated in the Republic of South Africa)
Registration number 1934/005478/06)
hare code: MTX
SIN code: ZAE0000 22745
ssuer code: MEMTX
"Metorex" or "the company")
;RRATA - ODDLOT OFFER PRICE
'urther to the announcement dated 27 September 2002, shareholders are advised
:hat the oddlot offer price is 296 cents per share Aand not R295,50 per share as
ınnounced earlier today?, being the weighted average traded price of the
:ompany`s shares on the JSE Securities Exchange South Africa over the 10 trading
lays ended Friday, 25 October 2002.
Johannesburg
!8 October 2002
;ponsor
3arnard Jacobs Mellet Corporate Finance
(Pty) Limited
Date: 28/10/2002 01:08:00 PM Produced by the JSE SENS Department

MTX: Metorex - RESULTS OF GENERAL MEETING AND F...

Metorex - RESULTS OF GENERAL MEETING AND FINALISATION INFORMATION RELATING TO THE ODDLOT OFFER

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE0000 22745
Issuer code: MEMTX
("Metorex" or "the company")

RESULTS OF GENERAL MEETING AND FINALISATION INFORMATION RELATING TO THE ODDLOT OFFER

1. Introduction

Shareholders are referred to the announcement dated 27 September 2002 and the circular to shareholders dated 1 October 2002, which contain details of the proposed oddlot offer to Metorex shareholders holding less than 100 shares ("oddlot holders") in Metorex at the close of business on Friday, 15 November 2002 ("the record date").

2. Results of general meeting

The special and ordinary resolutions required to give effect to the oddlot offer were passed by the requisite majority of shareholders at the general meeting held on Thursday, 31 October 2002. The special resolution will be lodged with the Registrar of Companies for registration.

3. Offer price

The oddlot offer will be implemented at a price of 296 cents per share ("offer price"), being the weighted average traded price of Metorex shares on the JSE Securities Exchange South Africa over the 10 trading days ended Friday, 25 October 2002.

4. Mechanism of the oddlot offer

The oddlot offer will be implemented on the basis that oddlot holders may, up to 16h00 on Friday, 15 November 2002, elect:

- to sell their oddlot holdings at the offer price ("the cash alternative"); or
- to purchase a sufficient number of additional shares at the offer price in order to increase their holdings to 100 shares ("the purchase alternative"); or
- to retain their oddlots.

The shares of oddlot holders who hold less than 100 shares on the record date who do not make an election will be sold to those oddlot holders who elect the purchase alternative or to Barnard Jacobs Mellet Private Client Services (Proprietary) Limited, as the case may be.

To the extent that there are insufficient ordinary shares to satisfy the requirements of those oddlot holders who elect the purchase alternative, Metorex will issue new shares to the oddlot holders in question at the offer price.

5. Salient dates

The salient dates relative to the oddlot offer are set out below:

	2002
Last day to trade in order to participate in the oddlot offer on	Friday, 8 November
Shares trade ex-oddlot offer, from the commencement of business on	Monday, 11 November
Election period for the oddlot offer closes at 16h00 (see note 4 below) on	Friday, 15 November
Forms of election for oddlot offer to be received by the transfer secretaries by 16h00 on	Friday, 15 November
Record date to determine those shareholders entitled to participate in the oddlot offer on	Friday, 15 November
Implementation of the oddlot offer takes effect after the close of business on	Friday, 15 November
New share certificates or cheques in respect of certificated shareholders posted against surrender of existing documents of title (where appropriate) from	Monday, 18 November
CSDP / broker accounts of dematerialised shareholders debited / credited with any amounts due / payable and the shares reflected in those accounts adjusted accordingly on	Monday, 18 November

Notes:

1. All times shown are South African local times.
2. The above dates and times are subject to amendment. Any amendment will be published in the press and via SENS.
3. No share certificates may be dematerialised or rematerialised between Monday, 11 November 2002 and Friday, 15 November 2002, both days inclusive.
4. Dematerialised shareholders are required to notify their duly appointed

1/10/2002 **Source: JSE NEWS SERVICE**

MTX: Metorex Limited - Financial Report

Metorex Limited
Registration number 1934/005478/06
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange South Africa and London Stock Exchange
JSE alpha MTX ISIN ZAE000022745
Issuer code MEMTX
www.metorexgroup.com

(c) Headline earnings of 18,1 cents per share
(c) Antimony revenue increases by 311%
(c) Increased profit contribution from Coal
(c) Fluorspar qualities improving
(c) Chibuluma South equity partner discussions progressing
(c) Crew reduces shareholding to 21%

Results of operations for the quarter ended 30 September 2002

Consolidated income statement

	Quarter ended 30 September 2002 (Unaudited) R000	Quarter ended 30 September 2001 (Unaudited) R000
Revenue - Mineral sales		
Copper	91 101	66 872
Zinc	24 812	21 016
Coal	50 089	33 977
Fluorspar	14 442	22 118
Gold	25 366	20 282
Antimony	21 953	5 336
Cobalt	4 498	4 000
Other	2 062	1 376
Gross revenue	234 323	174 977
Realisation costs	29 564	27 226
On-mine revenue	204 759	147 751
Cost of production	158 224	138 197
Depreciation	9 558	7 148
Mining profit	36 977	2 406
Other (expenses)/income	(2 006)	3 049
Income before finance costs	34 971	5 455
Net finance (costs)/income	(3 446)	675
Income before taxation	31 525	6 130
Taxation	6 382	(714)
Income after taxation	25 143	6 844
Income attributable to outside shareholders	849	1 132
Net income	24 294	5 712
Weighted average shares in issue (000`s)	138 985	120 805
Earnings per share (cents)	17,48	4,73
Headline earnings per share (cents)	18,14	5,49
Headline earnings is calculated as follows:		
Income attributable to ordinary shareholders	24 294	5 712
Goodwill amortisation	916	916
Headline earnings	25 210	6 628

Share information

	Quarter ended 30 September 2002	Quarter ended 30 September 2001
Shares in issue (000`s)	138 985	120 805
Shares traded (000`s)	3 105	1 397
Share price (cents) - High	360	350
Share price (cents) - Low	260	201
Closing price (cents)	315	305

Commodity sales statistics

		Quarter ended 30 September 2002	Quarter ended 30 September 2001
Copper	(t)	5 752	5 542
Zinc	(t)	3 061	3 122
Coal	(t)	399 237	355 938
Fluorspar	(dmt)	15 901	28 320
Gold	(kg)	237	262
Antimony	(mtu)	155 265	133 339

Commodity prices achieved (averaged)

		Quarter ended 30 September 2002	Quarter ended 30 September 2001
Copper	($/t)	1 514	1 436
Zinc	($/t)	775	801
Coal	(R/t)	125	95
Fluorspar (all grades)	($/t)	87	93
Gold	($/oz)	319	287
Antimony	($/mtu)	13	5
Exchange rate (Average)	(R/$)	10,46	8,40

COMMENTARY

FINANCIAL RESULTS

The Group increased its income attributable to ordinary shareholders by 325% to R24,3 million (R5,7 million) and headline earnings per share increased to 18,14

osts.
epreciation charges have commenced on the O`Okiep Slag Plant, which has now
een commissioned.
URRENT DEVELOPMENTS
Chibuluma South
The Group is at an advanced stage of discussions with a potential equity
artner for Chibuluma South.
Middelburg Townlands
The EMPR on the newly acquired Middelburg Townlands has been submitted.
Iining activities are expected to commence during the second quarter of calendar
ear 2003.
Empowerment Discussions
The Group has held discussions with a number of potential empowerment
artners for the future growth of the Group.
IEALTH AND SAFETY
During the quarter Chibuluma and Consolidated Murchison achieved one million
fatality free shifts and in addition Consolidated Murchison and Vergenoeg were
awarded 2000 and 3000 fatality free production shifts respectively by the
department of Mineral and Energy. Management continues firmly committed to the
health and safety of all its employees.
It is however with regret that the Group reports the death of two of its
employees, one in an underground accident and the other in a road accident.
Condolences have been extended to their families.
FUTURE
The Group expects a further increased profit contribution from its antimony
operation due to the improvement in the price to its current level of
approximately $3 100 per ton.
The life of the Nigramoep mine at O`Okiep has been extended and is expected to
produce into the first quarter of 2003.
The improvement in the quality of Fluorspar produced at the Vergenoeg mine gives
the company access to the North American market. An extensive marketing plan is
in place to exploit this market despite a fall off in consumer demand.
The Group continues to seek longer life quality assets, and the Minerals Bill
and Empowerment Charter are expected to provide additional opportunities for the
Group companies.
CREW SHAREHOLDING
Subsequent to the quarter ended 30 September 2002, Crew Development Corporation
sold approximately 28 million of its shares in Metorex Limited. The bulk of
these shares were sold in an orderly manner to a select group of institutional
investors. We take this opportunity to welcome the institutional shareholders to
the Group and look forward to our continued relationship.
CAPITAL EXPENDITURE
The Group incurred capital expenditure of approximately R6,2 million during the
quarter, mainly on plant improvements at Vergenoeg, equipment upgrades at
Chibuluma and components for a smelter upgrade at O`Okiep.
By order of the board
12 November 2002

A S MALONE	C D S NEEDHAM
Chairman	Financial Director

Contact details for Metorex Limited:
Postal PO Box 2814,
Saxonwold, 2132
Republic of South Africa.
Telephone +27 (011) 880-3155
Facsimile +27 (011) 880-3322
e-mail info@metorexgroup.com website www.metorexgroup.com
Date: 13/11/2002 12:03:02 PM Produced by the JSE SENS Department

MIX: METOREX QUARTERLY`S SHOW POSITIVE IMPACT O...

METOREX QUARTERLY`S SHOW POSITIVE IMPACT OF ANTIMONY AND COAL

Headline eps up 230% to 18.1 cents for the quarter
Sales revenue increased by 34%
Positive future prospects
Potential for meaningful empowerment deal

Metorex Limited`s results for the quarter ended 30 September 2002 showed a substantial 325% increase from the previous year in attributable earnings which translated into a 230% increase in headline earnings per share, following the additional 18 million shares issued in the past six months.

Commenting on the results, Chairman, Simon Malone, said that the prime driver of the excellent results was the contribution from Antimony and Coal, where sales revenue had increased by 311% and 47% respectively. "The world`s major supplier of antimony is China, where a number of factors, including a major mine accident, have severely curtailed output. Demand has remained reasonably constant, and the average price per ton has increased from $1173 to $2050 during the comparable quarters. The price has subsequently risen to $3100 per ton. This, combined with a comparatively weakened Rand, will have a significant impact on the bottom line." said Malone.

"Coal production was also up by 12% which, together with the 32% price increase, added to these very pleasing results."

Recent speculation on a pending empowerment deal was confirmed and the company noted that discussions had been held with a number of potential empowerment partners. "Our view on empowerment," says Malone, "is that we are looking for a partner who can add value to the group in terms of bringing in new projects. Additional capital is of secondary importance. There are advantages in empowerment partners participating at operational company level, where the real action is, as with our coal interests."

Financial director, Charles Needham, said that another important development was the reduction of the Crew shareholding. "Canadian-based Crew Development has reduced its shareholding from 41% to 21%, placing shares with a number of important local institutions. Crew has confirmed that the remaining 21% is available and will be placed in an orderly programme with interested parties. It further confirmed that there was no urgency for these shares to be placed, and that they would consult with management on the appropriateness of any new shareholder.

Commenting on the future the company stated that it expects a further increased profit contribution from Antimony as the current price has risen to $3100 per ton. Fluorspar quality at the Vergenoeg mine has improved to the point where the product meets North American specifications and marketing discussions in the United States are underway.

The new Minerals Bill and Empowerment Charter allow for a number of additional opportunities, and the group continues to seek new investments that meet its investment criteria.

Date: 13/11/2002 12:30:53 PM Produced by the JSE SENS Department

MTX: Metorex - Cautionary Announcement

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE000022745
Issuer code" MEMTX
("Metorex")
CAUTIONARY ANNOUNCEMENT
Metorex shareholders are advised that negotiations are in progress which, if successfully concluded, could affect the price of Metorex shares.
Accordingly, Metorex shareholders are advised to exercise caution when dealing in their shares on the JSE Securities Exchange South Africa until a further announcement is made.
Johannesburg
3 December 2002
Sponsor
Barnard Jacobs Mellet Corporate Finance
(Pty) Limited
Date: 03/12/2002 05:00:00 PM Produced by the JSE SENS Department

03/12/2002 ***Source: JSE NEWS SERVICE***

MTX: METOREX LIMITED - CHANGE IN DIRECTORATE

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE000022745
("Metorex")
CHANGE IN DIRECTORATE
The directors of Metorex advise that, with effect from 7 January 2002, Mr. J.S. Petersen resigned from the Board having regard to the practical difficulties of attending Board meetings due to his location in Norway.
Johannesburg
9 January 2003
Date: 09/01/2003 02:20:06 PM Produced by the JSE SENS Department

09/01/2003 ***Source: JSE NEWS SERVICE***

MTX: Metorex - Further Cautionary Announcement

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE000022745
Issuer code" MEMTX
("Metorex")
FURTHER CAUTIONARY ANNOUNCEMENT
Metorex shareholders are referred to the cautionary announcement dated 3 December 2002 and are advised that negotiations are still in progress which, if successfully concluded, could affect the price of Metorex shares.
Accordingly, Metorex shareholders are advised to continue exercising caution when dealing in their shares on the JSE Securities Exchange South Africa until a further announcement is made.
Johannesburg
10 January 2003
Sponsor
Barnard Jacobs Mellet Corporate Finance
(Pty) Limited
Date: 10/01/2003 05:02:00 PM Produced by the JSE SENS Department

EXHIBIT 5

List identifying the information, documents and materials referred to in Exhibits 2, 3 and 4, which has been filed with any exchange or regulatory authority, or distributed to shareholders, since 1 July 2001.

Exhibit 2 -- Documents distributed to shareholders

DATE	DESCRIPTION	REQUIRED DISTRIBUTION DATE	METHOD
28 September 2001	Audited annual financial statements and annual report	Within 6 months of financial year-end (but interim report required if not done within 3 months)	Sent to Shareholders via registered post
2 November 2001	Notice of General Meeting of Shareholders	14 days prior to date of GM	Sent to Shareholders via registered post
11 September 2002	Audited annual financial statements and annual report	Within 6 months of financial year-end (but interim report required if not done within 3 months)	Sent to Shareholders via registered post

Exhibit 3 -- Documents filed with Registrar of Companies

DATE	DESCRIPTION	REQUIRED DISTRIBUTION DATE	METHOD
20 December 2001	Form CM34 – Lodgement of financial statements/interim reports	Within 6 months of year-end (annuals) / within 3 months of end of quarter (interims)	Registration of form by Registrar causes form to be public document
4 January 2002	Form CM29 – Contents of register of directors, auditors and officers – return of particulars	Within 28 days of change of particulars	Registration of form by Registrar causes form to be public document
28 February 2002	Form CM15 - Return of allotment of shares	Within one month of allotment (otherwise penalties, but no invalidation)	Registration of form by Registrar causes form to be public document
17 May 2002`	Form CM15 - Return of allotment of shares	Within one month of allotment (otherwise penalties, but no invalidation)	Registration of form by Registrar causes form to be public document
20 May 2002	Form CM29 - Contents of register of directors, auditors and officers – return of particulars	Within 28 days of change of particulars	Registration of form by Registrar causes form to be public document
8 July 2002	Form CM15 - Return of allotment of shares	Within one month of allotment (otherwise penalties, but no invalidation)	Registration of form by Registrar causes form to be public document
15 November 2002	Form CM34 – Lodgement of financial statements/interim reports	Within 6 months of year-end (annuals) / within 3 months of end of quarter (interims)	Registration of form by Registrar causes form to be public document

Exhibit 4 -- Documents filed with the JSE and LSE[1]

DATE	DESCRIPTION	METHOD	TIMING
22 August 2001	Perkoa Memorandum of Understanding Announcement	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
28 September 2001	Business Prospects Announcement	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
1 November 2001	Notice of a General Meeting of Shareholders and Proxy	Submitted to the JSE for approval and publication via SENS	Required to be submitted 14 days prior to the date of the General Meeting
13 November 2001	Change in the directorship of the Company	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
14 November 2001	Results of Operations for the Quarter ended 30 September 2001	Submitted to the JSE for publication via SENS	Required to be submitted within 3 months of the end of the quarter
6 December 2001	Cautionary Announcement	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
21 December 2001	Withdrawal of Cautionary Announcement	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
18 February 2002	Results of Operations for the Six months ended 31 December 2001	Submitted to the JSE for publication via SENS	Required to be submitted within 3 months of the end of the 6 month period
27 March 2002	Change in the Directorship of the Company	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable

---

[1] Each item listed under Exhibit 3 as being filed with the JSE was simultaneously filed (via the Regulatory News Service) with and accepted by the LSE pursuant to Section 17.30 of the UKLA Listing Rules. In pertinent part, Section 17.30 requires that equivalent information be disclosed to the LSE at the same time as any information is disclosed on the stock exchange where the company has its primary listing (in the case of Metorex, the JSE).

23 April 2002	Private Placement of Shares	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
4 May 2002	Dealings by a Director in the Company's Securities	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
7 May 2002	Results for the Quarter ended 31 March 2002	Submitted to the JSE for publication via SENS	Required to be submitted within 3 months of the end of the quarter
15 May 2002	Change in the Directorship of the Company	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
17 May 2002	Dealings by a Director in the Company's Securities	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
16 September 2002	Results for the Fiscal Year ended 30 June 2002	Submitted to the JSE for publication via SENS	Required to be submitted within 3 months of the end of the fiscal year
26 September 2002	Announcement of Oddlot Offer	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
4 October 2002	Notification of Share Dealing	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
22 October 2002	Announcement of Private Placement of Shares by Crew Development Corporation	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
28 October 2002	Announcement of Oddlot Offer Price	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
28 October 2002	Announcement of an Amendment to the Oddlot Offer Price	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
31 October 2002	Results of General Meeting and Finalisation Information relating to the Oddlot Offer	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable

13 November 2002	Results for the Quarter ended 30 September 2002	Submitted to the JSE for publication via SENS	Required to be submitted within 3 months of the end of the quarter
13 November 2002	Metorex Quarterlys Show Positive Impact of Antimony and Coal	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
3 December 2002	Cautionary Announcement	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
9 January 2003	Change in the Directorship of the Company	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
10 January 2003	Further Cautionary Announcement	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
17 February 2003	Acquisition of 54% of the assets and liabilities of the ETC Division of Avgold Limited and further cautionary announcement	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
19 February 2003	Metorex interim results substantially up on last year	Submitted to the JSE for publication via SENS	Required to be submitted as soon as practicable
21 February 2003	Results for the quarter ended 31 December 2002	Submitted to the JSE for publication via SENS	Required to be submitted within 3 months of the end of the quarter

Exhibit 6 -- Press releases / Announcements

DATE	DESCRIPTION	REQUIRED DISTRIBUTION DATE	METHOD
7 September 2001	Press release entitled "Excellent results from mid-tier miner"	Company discretion	Published in press
28 September 2001	Press release regarding the "Care and maintenance" of Chibuluma South	Company discretion	Published in press
28 September 2001	Announcement by Metorex Limited of placing the Chibuluma South division on a care and maintenance basis	Company discretion	Published in press
6 December 2001	Cautionary Announcement - Company has entered into negotiations which may have a material effect on the price of the Company's shares	As soon as possible once in possession of price-sensitive information	Published in press
21 December 2001	Withdrawal of Cautionary Announcement - negotiations have been terminated	As soon as possible once in possession of price-sensitive information	Published in press
18 February 2002[2]	Results of Operations for the Six months ended 31 December 2001	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
27 March 2002	Change in the Directorship of the Company	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
23 April 2002	Private Placement of Shares	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
4 May 2002	Dealings by a Director in the Company's Securities	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases

[2] Press Releases dated 18 February 2002 and afterward were submitted to the JSE for publication via SENS and simultaneously posted to Metorex's web site – metorexgroup.com/mediareleases

7 May 2002	Results for the Quarter ended 31 March 2002	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
15 May 2002	Change in the Directorship of the Company	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
17 May 2002	Dealings by a Director in the Company's Securities	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
16 September 2002	Results for the Fiscal Year ended 30 June 2002	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
26 September 2002	Announcement of Oddlot Offer	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
4 October 2002	Notification of Share Dealing	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
22 October 2002	Announcement of Private Placement of Shares by Crew Development Corporation	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
28 October 2002	Announcement of Oddlot Offer Price	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
28 October 2002	Announcement of an Amendment to the Oddlot Offer Price	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
31 October 2002	Results of General Meeting and Finalisation Information relating to the Oddlot Offer	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
13 November 2002	Results for the Quarter ended 30 September 2002	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases

13 November 2002	Metorex Quarterlys Show Positive Impact of Antimony and Coal	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
3 December 2002	Cautionary Announcement	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
9 January 2003	Change in the Directorship of the Company	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
10 January 2003	Further Cautionary Announcement	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
17 February 2003	Acquisition of 54% of the assets and liabilities of the ETC Division of Avgold Limited and further cautionary announcement	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
19 February 2003	Metorex interim results substantially up on last year	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases
21 February 2003	Results for the quarter ended 31 December 2002	Simultaneously with submission to the JSE	Published on metorexgroup.com/ mediareleases

PRESS RELEASE 7 September 2001

EXCELLENT RESULTS FROM MID-TIER MINER

Metorex Limited, the mid-tier mining holding company, produced a set of excellent results for the year ended 30 June 2001. While sales revenue increased by 25% to R720 million, headline earnings at R85 million were 192% up on the previous year. Metorex Chairman, Simon Malone, ascribed the results to a combination of improved metal prices in the first half of the year, a depreciating Rand and the continuing cost control and focus on ore-body management in the group.

Malone said that he was extremely pleased with the results. "During this past year, we re-equipped the Beta Shaft at Consolidated Murchison, established the open pit and processing plant at Chibuluma South in Zambia, and completed the underground coal project at Lakeside, amongst other projects," he said. "Not only have we met our commitments with our projects, but we have maintained our sales volumes and done so with a remarkably high level of safety, as evidenced by the substantial increase in the number of fatality free shifts."

Commenting on the future, Malone said that it was difficult to forecast future earnings with the current level of commodity prices. "We are in a cyclical business," he said, "and dependent on outside forces to determine our sales prices. Our focus is on cost control and mine management, which is where our expertise lies. However, we have a broad range of products which helps to counter the cyclicality. This, coupled with a depreciating Rand, should limit the downside in the future."

The group reported that, since the year end, in addition to the Memorandum of Agreement with the Burkina Faso Government, agreement in principle had been reached to acquire two additional blocks of coal reserve. Problems with the metallurgy at the Chibuluma South mine were also being resolved.

Enquiries:	**Metorex Limited** Simon Malone, Managing Director	+27 11 880 3155
	Trilogy Communications Douglas Taylor	+27 11 325 0533 +27 83 455 3577

SUMMARY OF PRESS RELEASE : 28 September 2001

Metorex Limited

Chibuluma South – "Care and Maintenance"

The slowdown in economic growth in the world's leading nations has resulted in lower base metal commodity prices which has been further exacerbated by the recent tragic events in North-America.

An evaluation of the Chibuluma South project at various scales of operation and mineral prices concluded that an operating loss would occur until such time as the international copper price recovers. Unlike an underground mining operation, placing the opencast operation and concentrator on a "care and maintenance" basis and recommencing operations at a later date, is relatively straightforward.

Given the current copper price levels and the short-term price forecasts combined with the high acid costs, scrap metal costs and toll treatment charges in Zambia, after due consideration the boards of Metorex Limited and Chibuluma Mines Plc have, in accordance with the Zambian Mines and Minerals Act and other contractual obligations, resolved to place the Chibuluma South operation on "care and maintenance" pending an improvement in the international copper price.

The Chibuluma West mine, being the underground copper / cobalt producer, will be unaffected by this closure.

As has been previously mentioned in various reports and publications, Chibuluma Mines Plc has approached the Zambian Department of Mines and Department of Finance to grant the same conditions as currently apply to other Zambian privatised companies with regard to taxes, duties, royalties and electricity costs. This process continues and will have a positive impact on the company's profitability when approved.

In addition to this, a feasibility into the early access of the high grade sulphide reserves at Chibuluma South from the openpit is being undertaken and an investigation into recovering copper at a limited scale from the tailings dumps at Chibuluma South, is in progress.

The Chibuluma South concentrator and leach circuits were designed to treat both sulphide and the oxide ore from the open-pit following which an underground mine would be developed to exploit the high grade sulphide ore.

The boards of Metorex Limited and Chibuluma Mines Plc believe the Chibuluma South orebody is an above average ore-body and that once the international copper price improves and the sulphide reserve is accessed, this project will contribute significantly to the group's earnings.

During this period of low base metal prices, the Metorex philosophy of a diversified commodity portfolio protects the company to an extent and remainder of the operations are performing satisfactorily, specifically;

- Whilst certain longer term inflationary effects may emanate from declining Rand/Dollar exchange rates, the Group's mineral sales which are 85% Dollar denominated, benefit from these declines.
- Construction of the O'Okiep slag dump re-treatment plant, which is expected to extend the life of the O'Okiep operations and results by five to eight years, has commenced and is progressing well. Production is planned for the first quarter of 2002.
- Increased antimony production from the Consolidated Murchison Beta Shaft combined with the price increase as a result of production cutbacks in China, following a recent mine disaster, should increment the group's profitability.
- The Vergenoeg plant modifications are largely complete with recoveries now reaching levels of 72%. Increased recoveries permit increased sales volumes and revenue at no additional operating cost.
- Maranda and the coal division continue to operate satisfactorily.

- The effects of the exchange rate, antimony price increase and recent improvements at Vergenoeg will be reflected in the second quarters results.

This release is for information purposes and is not a profit warning. Management has decided to prevent unnecessary losses during this time of depressed commodity prices and shareholders will be kept informed of progress.

METOREX LIMITED
28th September 2001.

For verification purposes contact:	Simon Malone Charles Needham	+27 (11) 880 3155

PRESS RELEASE : 28 September 2001

ANNOUNCEMENT BY METOREX LIMITED OF PLACING THE CHIBULUMA SOUTH DIVISION ON A CARE AND MAINTENANCE BASIS

In view of the current international copper price, combined with the high costs of acid, scrap and concentrate terms for the oxide ore and cement copper, the Board of Metorex Limited are of the opinion that continued operations at the Chibuluma South Project will result in losses for the group. Metal price forecasts, as a result of recent world economic conditions, suggest a more extended slowdown than originally envisaged. In accordance with the Zambian Mines and Minerals Act and other contractual obligations, it has been decided to place the Chibuluma South Project on a 'care and maintenance' basis pending an improved copper price.

Studies into obtaining earlier access to the high grade sulphide ore zone via the open pit are in progress and shareholders will be kept informed of the results thereof. The Chibuluma West mining operations are unaffected by this action at Chibuluma South and will continue as previously.

The remaining operations of the Metorex Group are performing well given current prices. As noted in previous releases the diversity of the Metorex commodity mix and proportion of Dollar based revenue provides a Rand hedge to the Group.

BY ORDER OF THE BOARD
METOREX LIMITED
28th September 2001

For verification purposes contact:	Simon Malone Charles Needham	+27 (11) 880 3155

|| **See attached Summary of this Press Release** ||

PRESS RELEASE : 2 November 2001



Metorex Limited

Incorporated in the Republic of South Africa. Registration Number 1934/005478/06
Listed on the JSE Securities Exchange and London Stock Exchange
Share code: MTX. ISIN code: ZAE000022745
2nd Floor Cradock Heights, 21 Cradock Avenue, Rosebank, 2146
PO Box 2814, Saxonwold, 2132
Telephone: +27 (0) 11 880 3155; Fax: +27 (0) 11 880 3322
e-mail: info@metorexgroup.com

NOTICE OF A GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of the shareholders of the company will be held at 15h30 on Monday, 26 November 2001, in the boardroom at the registered offices of the company, 2nd Floor Cradock Heights, 21 Cradock Avenue, Rosebank, 2146 South Africa

General Authority to issue shares for cash

In order to comply with the specific requirements of Section 5.69 of the Listing Requirements of the JSE Securities Exchange ("JSE") relating to the issue of shares for cash, the meeting has been convened to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"RESOLVED THAT, the directors of the company be and are hereby authorised and empowered, by way of general authority, to allot and issue for cash without restriction, all or any of the unissued ordinary shares in the share capital of Metorex Limited ("Metorex") placed under their control as they, in their discretion, may deem fit, subject to the provisions of the Listing Requirements of the JSE, namely that, inter alia, the authority shall not extend beyond the date of expiry of 15 months from the date of this general meeting or the next annual general meeting of Metorex, whichever occurs soonest, and that issues in terms of this authority will only be made to public shareholders as defined by the Listing Requirements of the JSE, will not exceed 15% in the aggregate number of ordinary shares in the company's issued share capital in any one financial year and the maximum discount at which these issues may be made, will be 10% of the weighted average traded price of Metorex shares for the 30 days prior to the relevant issues. "

In terms of the Listing Requirements of the JSE, this ordinary resolution is required to be passed by a 75% (seventy five percent) majority of shareholders who are present or represented by proxy at the general meeting.

By order of the Board

MEYER WILSON MARSH INC
Company Secretaries.
1 November 2001

PRESS RELEASE : 14 November 2001

METOREX DIVERSIFIED PORTFOLIO PAYS DIVIDENDS

The Metorex results for the quarter ended 30 September 2001 were released to the media and shareholders on 14 November 2001.

Despite the decline in commodity prices to historic lows, it is a credit to this group that cash earnings per share, which reduced from the previous quarter, have been maintained at a respectable level. This mid-tier diversified mining group enjoys protection from its industrial minerals portfolio including antimony, fluorspar, coal and as a minor contributor, manganese dioxide.

The spread and diversified nature of these minerals has enabled the group to not only maintain but increase its gross revenues in this time of depressed base metal prices and recessionary world economies. The group is also protected by the Rand/US Dollar exchange rate is approximately 80-85% of the group's revenue is US Dollar deonominated.

This factor, however, works against the group in the case of US Dollar off-mine treatment and refining charges and Dollar deonominated operating costs in Zambia.

The earnings per share for the quarter of 4.73 cents compares with 15.24 for the final quarter of the previous financial year and cash earnings per share for the quarter amount to 11.40 cents per share compared to 21.16 cents the previous quarter.

A dividend of twelve cents per share was declared to shareholders and paid on 1 October 2001. This dividend was the final dividend for the year ended 30 June 2001 from earnings per share of 73.5 cents.

It should be noted that the average Rand/US Dollar exchange rate for the current quarter of 8.4 cents has declined by 14% to approximately 9.6 cents. Should this group's commodity sales volumes and commodity prices remain constantwitht he past quarter, a 14% devaluation in the Rand would place approximately R20 million on the gross revenue line.

Provided this group can control the inflationary effect on operating costs and maintain production and sales levels, the future earnings could well be enhanced by an upturn in metal prices and further enhanced by the depreciating Rand/US Dollar Exchange Rate.

Submitted by:	Trilogy Communications Douglas Taylor	325 0533 082 433 3577

Proof 1 to appear in B-day and Beeld on 07/12/001 Spell check wt
Diane Andre: 880-3155 80-3322 Size 10x3



Metorex Limited

Registration number 1934/005478/06
Share code MTX ISIN ZAE000022745
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange South Africa and London Stock Exchange
www.metorexgroup.com

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that the company has entered into negotiations which, if successfully concluded, may have a material effect on the price of the company's shares.

Accordingly, shareholders are advised to exercise caution when dealing in the company's shares until a further announcement is made.

Johannesburg
6 December 2001

Sponsor


BARNARD
JACOBS
MELLET

Corporate Finance

INCE

i-PROXY
www.ince.co.za/iproxy

Proof 1 to appear in B-day and Beeld on 24/12/01 Spell check csp
Diane Andre: 880-3155 80-3322 Size 9x3



Metorex Limited

Registration number 1934/005478/06
Share code MTX ISIN ZAE000022745
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange South Africa and London Stock Exchange
www.metorexgroup.com

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcement dated 6 December 2001 and are advised that as negotiations have been terminated, caution is no longer required.

Johannesburg
21 December 2001

Sponsor


BARNARD
JACOBS
MELLET

Corporate
Finance

INCE

i-PROXY
www.ince.co.za/iproxy



METOREX LIMITED



Press Release : 20 February 2002

Metorex Limited
Registration Number 1934/005478/06
Incorporated in Republic of South Africa
Listed on the JSE Securities and London Stock Exchanges
Share Code: MTX ISIN ZAE000022745
www.metorexgroup.com

METOREX INTERIM RESULTS

ZAMBIAN COPPER MARS A CREDITABLE PERFORMANCE

The decision by Metorex Limited, the listed mining holding company, to place Chibuluma South on care and maintenance and substantially write down its investment in Zambian copper producer, Chibuluma South, marred what was otherwise a reasonably good quarter for the group. The quick action however prevented continued losses and erosion in group shareholder value.

Chairman Simon Malone said that the company was acting conservatively in writing down the Chibuluma investment. "We encountered low metal prices and high operating costs at this mine, which forced us to place it on a care and maintenance basis. We have carefully evaluated the situation and whilst the Chib South reserve is a quality reserve in World terms, the board has taken the decision to write down the investment by R112.4million or approximately 35% of the carrying value to Metorex. Negotiations continue with the Zambian government to provide us with the same concessions as the other Zambian mining companies which together with the recent improvement in metal prices and management's action will help in keeping Chibuluma West mine operational." The recent Anglo Vaal and Anglo American announcements regarding project impairment and continued presence in Zambia is a blow to the Zambian Privatisation process. Any withdrawal from the Copperbelt by a major corporate will however, provide opportunities for the mid tier operators, including Metorex.

Results for the quarter to December 2001 were an improvement on the previous quarter's results, with mining profit up from R2 066 to R25 360 for the quarter. This was also reflected in the headline earnings per share. However, compared with the equivalent six-month period in the previous year, headline earnings per share declined from 40.5 cents to 10.8 cents.

Commenting on the results Malone said that it had been a difficult six months for the base metal's industry "We faced a declining demand and declining metal prices." he said, "Certain short term commodity and currency hedges were entered into following the tragic events of 11 September and the resultant negative sentiment for commodity prices, which short term hedges placed a cap on the revenues in November and December. "The substantial depreciation in the Rand/Dollar exchange rate also only took place towards the middle of December and had little impact on the period's results. However, should the current firmness in mineral prices continue, coupled with a depreciated Rand, we should see increased revenue and earnings in the future."

The company has also taken the decision to defer the payment of a dividend while the group's debt levels are at present levels. "The dividend policy has not changed," says Financial Director, Charles Needham, "we are deferring the dividend decision until trading conditions stabilise to ensure that we conserve cash. Provided

sustained commodity prices and exchange rate are experienced, we would expect dividend payments to resume at the end of the financial year."

At an operational level the group was successful with awards for 1 000 fatality free shifts being received by three mines, while O'Okiep also was awarded the most improved mine, the best safety record and the Department of Minerals and Energy's Safety Flag for the best base mineral's mine in South Africa.

Johannesburg
20 February 2002

Sponsor

Barnard Jacobs Mellet Corporate Finance

Submitted by:	Trilogy Communications Douglas Taylor	325 0533 082 433 3577

Back to Press Releases



METOREX LIMITED

Press Release : 28 March 2002

METOREX APPOINTS INTERNATIONAL DIRECTORS

Metorex Limited has appointed two Norwegian directors in place of Canadians Peter Barnes and John Darch, have resigned. This follows the completion of the restructuring of Metorex's holding company, Crew Development Corporation (Crew), by a Norwegian shareholder grouping.

The new directors, **Hans Christian Qvist** and **Jan A. Vestrum** are respectively newly appointed Chairman and President and Chief Executive Officer of Crew.

Mr Qvist is a management consultant in Oslo, Norway. He has 10 years experience as chief executive officer a number of IT companies, including SPCS - Group, IBM Global Services and Tandberg Data and 10 years experience with companies in oil exploration, production and trading, including Shell International and Saga Petroleum.

Mr Vestrum holds a M.Sc. in engineering from The Norwegian Institute of Technology, Mining Department. He has extensive experience as a senior executive in the resource and technology industries and corporate finance from companies such as Schlumberger, Baker Hughes, Merrill Lynch and Christiania Bank (Nordea Bank from 2001). He comes from the position of Chairman and CEO of Concept SA, France.

Mr Qvist stated that: "Crew intends developing a closer working relationship with Metorex, with a view to using Metorex's expertise in the development of Crew's current projects. Furthermore, with improving metal prices, Crew anticipates an increased revenue stream from Metorex, which has been a constant source of cash flow to the company since 1997." Crew has a portfolio of mining development projects around the world along with its investment in Metorex.

Commenting on the appointments, Metorex Chairman, Simon Malone, said that he warmly welcomed the two new members to the board and looked forward to working with them. "In the past Crew has tended to be an equity investor in Metorex," he said. "Messrs Qvist and Vestrum have excellent track records and have confirmed their interest in developing Crew's projects and bringing them to account. Crew has also indicated its support for Metorex's strategic growth objectives."

Johannesburg
27 March 2002

Sponsor

Barnard
Jacobs
Mellet
Corporate
Finance

Submitted by:	Trilogy Communications Douglas Taylor	325 0533 082 433 3577

Back to Press Releases



METOREX LIMITED

Press Release : 23 April 2002

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
(Listed on the JSE Securities Exchange and the London Stock Exchange)
Share code: MTX
ISIN code: ZAE000022745
("the company")

GENERAL ISSUE OF SHARES FOR CASH

The majority shareholder, Crew Development Corporation, and the board of directors, recognising the need to broaden the shareholder base and tradability of the company's shares through an increased free float, have offered selected Institutions a participation in the equity of the company by means of a private placing of shares.

Shareholders are advised that, in terms of the general authority granted to the directors to issue shares for cash, the company has raised R57,92 million by the issue of 18 100 000 million new shares at an issue price of 320 cents per share ("the cash issue") to these selected financial institutions. The issue price represents a 10% discount to the weighted average traded price of the company's shares on the JSE Securities Exchange South Africa ("the JSE") over the 30 business days prior to the date the pricing of the cash issue was approved by the directors.

Listing of new shares on the JSE

Application has been made to the JSE for the listing of the new shares on Wednesday, 24 April 2002.

Financial effects of the cash issue

Had the cash issue been effective from 1 July 2001, the pro forma financial effects on the company's earnings per share and headline earnings per share for the six months ended 31 December 2001 and the net asset and net tangible asset values per share at 31 December 2001, would have been as follows:

	Unaudited Before	Pro forma After	% Change
Net asset value per share (cents)	208,04	222,36	7
Net tangible asset value per share (cents)	193,75	209,93	8
Headline earnings per share (cents)	10,76	11,23	4
Earnings per share (cents)	(83,21)	(70,48)	15
Weighted number of shares in issue (000's)	120 805	138 905	15
Number of shares in issue (000's)	120 844	138 944	15

Notes:

The pro forma financial effects of the cash issue have been calculated having regard to the following assumptions:

- the "Before" the cash issue figures are based on the unaudited results for the six months to 31 December 2001;
- the R57,92 million received, net of costs, in terms of the cash issue was assumed to repay interest charged at an after tax rate of 9.5% for the six months to 31 December 2001;
- the headline earnings per share and earnings per share calculations are based on the weighted number of shares in issue;
- the net asset value per share and net tangible asset value per share calculations are based on the actual number of shares in issue.

Johannesburg
24 April 2002

Sponsor & Corporate adviser


BARNARD
JACOBS
MELLET

For verification purposes, contact:	Simon Malone	+27 11 880 3155

Back to Press Releases



METOREX LIMITED



Press Release : 4 July 2002

Umnotho we Sizwe, the black empowerment company headed by Dr Luvuyo Ntshona, and mid-tier diversified mining company Metorex have signed an agreement whereby Umnotho has earned an initial 8% stake in Metorex's coal division, Wakefield. The transaction came into effect last Friday.

As part of its black empowerment initiative, Metorex has reached an agreement with Umnotho we Sizwe that allows the emerging black mining company to receive equity in Metorex's coal division through the delivery of certain milestones.

The initial 8% holding was earned through the acquisition of the Middelburg Townlands coal reserve, a transaction facilitated by Umnotho we Sizwe. A further 12% can be gained by the delivery of new markets for Metorex's coal, both in the local and export markets.

The agreement provides the opportunity for Umnotho we Sizwe to build up a meaningful 20% stake in an existing mining company through the delivery of reserves and markets, rather than cash payment. To consolidate its stake, Umnotho will have the option to raise its shareholding to 50% within a certain time frame through a equity purchase agreement. Umnotho will also have the option of converting equity in the coal company for equity in Metorex Group to gain exposure to Metorex's diversified resource base.

"This gives Umnotho exposure to a top-class mining company, which will provide us the operational experience necessary to build a truly sustainable mining company" said Dr Ntshona.

Simon Malone, MD of Metorex, has welcomed the move. "We believe that the agreement that we have in place is a significant step in the forwarding of the black economic empowerment process in the South African mining sector. There are clear benefits for both parties, and we welcome Umnotho as shareholders in our coal division. We believe that Umnotho can add significant value, not just to the coal company but to the Metorex Group as a whole."

Sponsor & Corporate adviser

BARNARD
JACOBS
MELLET

For verification purposes, contact:	Charles Needham	+27 11 880 3155

Back to Press Releases



METOREX LIMITED

Press Release : 27 September 2002

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAEOOOO22745
Issuer code: MEMTX
("Metorex" of "the company")

ODD LOT OFFER

1. Introduction

Metorex has 138 984 820 shares in issue, 12 971 of which are held by shareholders who hold less than 100 shares ("oddlot holdings"). The oddlot holdings represent 0.01% of the shares in issue and 38.8% of the number of shareholders in the company. The directors of Metorex wish to reduce the substantial administration costs associated with these oddlot holdings and have accordingly resolved to implement an oddlot offer. The price of the oddlot offer will be the weighted average traded price of Metorex shares on the JSE Securities Exchange South Africa of the 10 trading days ending Friday, 25 October 2002 ("the offer price") and will be published on SENS on Monday 28 October 2002. All shareholders who hold less than 100 shares on Friday, 15 November 2002 ("the record date") are offered the opportunity to elect:

- to sell their oddlot holdings at the offer price ("the cash alternative"); or
- to purchase a sufficient number of additional shares at the offer price in order to increase their holdings to 100 shares ("the purchase alternative"); or
- to retain their oddlot holdings.

Compulsory sale of shares
The holdings of shareholders holding less than 100 shares on the record date who do not make an election will be sold either to those oddlot holders who elect the purchase alternative or to Barnard Jacobs Mellet Private Client Services (Proprietary) Limited, as the case may be.

2. Important dates

Record date
Shareholders who are recorded as such in the books of the company at the close of business on Friday, 15 November 2002, and who hold less than 100 shares ("oddlot holders") will be entitled to participate in the oddlot offer.
Last day to trade
The last day to trade in order to participate in the oddlot offer will be Friday, 8 November 2002.
Oddlot offer period
The oddlot offer will be open at the commencement of business on Monday, 30 September 2002 and the election period in regard thereto will close at 16h00 on Friday, 15 November 2002.

3. Condition precedent

The implementation of the oddlot offer is subject to the special and ordinary resolutions, set out in the notice of general meeting which will be attached to and form part of a circular to shareholders

as mentioned in paragraph 5 below, being approved by shareholders and the registration of the special resolution by the Registrar of Companies.

4. **Financial effects**

The oddlot offer and the issue of any new shares will have an effect of less than 1% on the company's earnings per share, net asset value per share or tangible net asset value per share.

5. **Circular to shareholders**

A circular containing information relating to the oddlot offer and notice convening a general meeting, to be held on Thursday 31 October 2002, will be posted to shareholders on or about 1 October 2002.

Johannesburg
27 September 2002

Sponsor & Corporate adviser


BARNARD
JACOBS
MELLET

For verification purposes, contact:	Charles Needham	+27 11 880 3155

Back to Press Releases



METOREX LIMITED

Press Release : 22 October 2002

CREW PLACES METOREX SHARES WITH INSTITUTIONS

Metorex Limited today confirmed that the Crew Development Corporation had successfully placed 21 208 412 Metorex Limited shares with a number of local institutional investors. Crew Development Corporation, a company listed on the Toronto Stock Exchange has in addition placed a further 5% of its Metorex holding (approximately 7 000 000 shares) with another institution leaving Crew with a residual shareholding of 21% of Metorex Limited, a portion of which has been earmarked for empowerment organisations.

Commenting on the transactions, Metorex Chairman, Simon Malone, explained: *"Crew's predominantly Norwegian investors wish to focus on a gold mining project in Greenland. Metorex has always been a major asset and cash generator for Crew. Crew now requires funding in order to further its direct investment in the Nalunaq Gold Project and has sold its Metorex investment in a controlled fashion. We were delighted that the institutions took the opportunity to acquire new or an additional holding in Metorex, especially after our recent placing. We welcome the new institutional shareholders to the Metorex register."*

Financial Director, Charles Needham said the placement also largely addressed the liquidity, tradability, free float and overhang problem faced by Metorex and effectively converted Metorex into a truly public company as opposed to its previous equity structure and limited free float. *"The market was aware that Crew, which held 41% of Metorex, could become sellers and a number of institutions had indicated concern about this overhang. Crew's exit has been managed in conjunction with Metorex management. The sound working relationship between the companies is borne out by Crew confirming it wishes to participate directly in appropriate investment opportunities with Metorex. We expect this corporate restructure to result in increased volumes traded and spark greater interest in the Metorex shares."*

The book over of the 28 million shares went through the market on the 16th and 18th October.

In April, Metorex placed 18 100 000 shares with a number of institutions, raising some R57 million to fund a number of expansion projects.

Johannesburg
22 October 2002



METOREX LIMITED



Press Release : 31 October 2002

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE0000 22745
Issuer code: MEMTX
("Metorex" or "the company")

RESULTS OF GENERAL MEETING AND FINALISATION INFORMATION RELATING TO THE ODDLOT OFFER

---

1. **Introduction**
Shareholders are referred to the announcement dated 27 September 2002 and the circular to shareholders dated 1 October 2002, which contain details of the proposed oddlot offer to Metorex shareholders holding less than 100 shares ("oddlot holders") in Metorex at the close of business on Friday, 15 November 2002 ("the record date").

2. **Results of general meeting**
The special and ordinary resolutions required to give effect to the oddlot offer were passed by the requisite majority of shareholders at the general meeting held on Thursday, 31 October 2002. The special resolution will be lodged with the Registrar of Companies for registration.

3. **Offer price**
The oddlot offer will be implemented at a price of 296 cents per share ("offer price"), being the weighted average traded price of Metorex shares on the JSE Securities Exchange South Africa over the 10 trading days ended Friday, 25 October 2002.

4. **Mechanism of the oddlot offer**
The oddlot offer will be implemented on the basis that oddlot holders may, up to 16h00 on Friday, 15 November 2002, elect:

- to sell their oddlot holdings at the offer price ("the cash alternative"); or

- to purchase a sufficient number of additional shares at the offer price in order to increase their holdings to 100 shares ("the purchase alternative"); or

- to retain their oddlots.

The shares of oddlot holders who hold less than 100 shares on the record date who do not make an election will be sold to those oddlot holders who elect the purchase alternative or to Barnard Jacobs Mellet Private Client Services (Proprietary) Limited, as the case may be.

To the extent that there are insufficient ordinary shares to satisfy the requirements of those oddlot holders who elect the purchase alternative, Metorex will issue new shares to the oddlot holders in question at the offer price.

5. **Salient dates**

The salient dates relative to the oddlot offer are set out below:

	2002
Last day to trade in order to participate in the oddlot offer on	Friday, 8 November
Shares trade ex-oddlot offer, from the commencement of business on	Monday, 11 November
Election period for the oddlot offer closes at 16h00 (see note 4 below) on	Friday, 15 November
Forms of election for oddlot offer to be received by the transfer secretaries by 16h00 on	Friday, 15 November
Record date to determine those shareholders entitled to participate in the oddlot offer on	Friday, 15 November
Implementation of the oddlot offer takes effect after the close of business on	Friday, 15 November
New share certificates or cheques in respect of certificated shareholders posted against surrender of existing documents of title (where appropriate) from	Monday, 18 November
CSDP / broker accounts of dematerialised shareholders debited / credited with any amounts due / payable and the shares reflected in those accounts adjusted accordingly on	Monday, 18 November

Notes:

1. All times shown are South African local times.

2. The above dates and times are subject to amendment. Any amendment will be published in the press and via SENS.

3. No share certificates may be dematerialised or rematerialised between Monday, 11 November 2002 and Friday, 15 November 2002, both days inclusive.

4. Dematerialised shareholders are required to notify their duly appointed CSDP or broker of their acceptance or otherwise of the oddlot offer in the manner stipulated in the agreement governing the relationship between the shareholder and his CSDP or broker.

Johannesburg
31 October 2002

Sponsor & Corporate adviser


BARNARD
JACOBS
MELLET

For verification purposes, contact:	Charles Needham	+27 11 880 3155

Back to Press Releases



METOREX LIMITED

Press Release : 14 November 2002

METOREX QUARTERLY'S SHOW POSITIVE IMPACT OF ANTIMONY AND COAL

- Headline eps up 230% to 18.1 cents for the quarter
- Sales revenue increased by 34%
- Positive future prospects
- Potential for meaningful empowerment deal

Metorex Limited's results for the quarter ended 30 September 2002 showed a substantial 325% increase from the previous year in attributable earnings which translated into a 230% increase in headline earnings per share, following the additional 18 million shares issued in the past six months.

Commenting on the results, Chairman, Simon Malone, said that the prime driver of the excellent results was the contribution from Antimony and Coal, where sales revenue had increased by 311% and 47% respectively. ***"The world's major supplier of antimony is China, where a number of factors, including a major mine accident, have severely curtailed output. Demand has remained reasonably constant, and the average price per ton has increased from $1173 to $2050 during the comparable quarters. The price has subsequently risen to $3100 per ton. This, combined with a comparatively weakened Rand, will have a significant impact on the bottom line."*** said Malone.

"Coal production was also up by 12% which, together with the 32% price increase, added to these very pleasing results."

Recent speculation on a pending empowerment deal was confirmed and the company noted that discussions had been held with a number of potential empowerment partners. ***"Our view on empowerment,"*** says Malone, ***"is that we are looking for a partner who can add value to the group in terms of bringing in new projects. Additional capital is of secondary importance. There are advantages in empowerment partners participating at operational company level, where the real action is, as with our coal interests."***

Financial director, Charles Needham, said that another important development was the reduction of the Crew shareholding. ***"Canadian-based Crew Development has reduced its shareholding from 41% to 21%, placing shares with a number of important local institutions. Crew has confirmed that the remaining 21% is available and will be placed in an orderly programme with interested parties. It further confirmed that there was no urgency for these shares to be placed, and that they would consult with management on the appropriateness of any new shareholder.***

Commenting on the future the company stated that it expects a further increased profit contribution from Antimony as the current price has risen to $3100 per ton. Fluorspar quality at the Vergenoeg mine has improved to the point where the product meets North American specifications and marketing discussions in the United States are underway.

The new Minerals Bill and Empowerment Charter allow for a number of additional opportunities, and the group continues to seek new investments that meet its investment criteria.

Johannesburg
14 November 2002

Sponsor & Corporate adviser

BARNARD
JACOBS
MELLET

For verification purposes, contact:	Charles Needham	+27 11 880 3155
Submitted by:	Trilogy Communications Douglas Taylor	+27 11 726 1841

Back to Press Releases



METOREX LIMITED

Press Release : 4 December 2002

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE000022745
Issuer code" MEMTX
("Metorex")

CAUTIONARY ANNOUNCEMENT

Metorex shareholders are advised that negotiations are in progress which, if successfully concluded, could affect the price of Metorex shares.

Accordingly, Metorex shareholders are advised to exercise caution when dealing in their shares on the JSE Securities Exchange South Africa until a further announcement is made.

Johannesburg
3 December 2002

Sponsor & Corporate adviser

BARNARD
JACOBS
MELLET

For verification purposes, contact:	Charles Needham	+27 11 880 3155

Back to Press Releases



METOREX LIMITED



Press Release : 9 January 2003

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE000022745
("Metorex")

CHANGE IN DIRECTORATE

The directors of Metorex advise that, with effect from 7 January 2002, Mr. J.S. Petersen resigned from the Board having regard to the practical difficulties of attending Board meetings due to his location in Norway.

Johannesburg
9 January 2003

Sponsor & Corporate adviser

BARNARD
JACOBS
MELLET

For verification purposes, contact:	Charles Needham	+27 11 880 3155

Back to Press Releases



METOREX LIMITED

Press Release : 10 January 2003

METOREX LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1934/005478/06)
Share code: MTX
ISIN code: ZAE000022745
("Metorex")

FURTHER CAUTIONARY ANNOUNCEMENT

Metorex shareholders are referred to the cautionary announcement dated 3 December 2002 and are advised that negotiations are still in progress which, if successfully concluded, could affect the price of Metorex shares.

Accordingly, Metorex shareholders are advised to continue exercising caution when dealing in their shares on the JSE Securities Exchange South Africa until a further announcement is made.

Johannesburg
10 January 2003

Sponsor & Corporate adviser


BARNARD
JACOBS
MELLET

For verification purposes, contact:	Charles Needham	+27 11 880 3155

Back to Media Releases



METOREX LIMITED

Press Release : 17 February 2003

METOREX AND MCI RESOURCES ACQUIRE ETC FROM AVGOLD

Metorex Limited, the diversified mid-tier mining company, today announced the purchase of Avgold Limited's ETC assets for R300 million. The purchase, which has been undertaken by a consortium comprising Metorex, MCI Resources (Proprietary) Limited and Canadian based Crew Development Corporation, will be settled in cash once the conditions precedent, including approval by the Competition Commission, have been met.

MCI Resources is a company Chaired by Cyril Ramaphosa and the transaction represents a further investment by this respected entrepreneur in the mining industry.

Simon Malone, Metorex's Chairman, said that he was delighted with the deal. "Negotiations to buy ETC have been underway for a considerable time and we are pleased that we have finally concluded the transaction. We are even more pleased that Cyril Ramaphosa and his team have joined us and we welcome them as a truly strategic equity partner. We know that our collective skills will not only add value to ETC, but will provide a platform for further growth."

Ramaphosa said that the deal provided a significant investment opportunity for MCI. "We have every intention of building a significant empowerment mining company in MCI", he said. "This transaction is one of several we have planned. We are aware of Metorex's reputation in the market place and look forward to building a successful partnership with them through the development of the ETC mines."

Metorex Operations Director, Keith Spencer, said: "We have demonstrated over a long period of time that we have the skills necessary to manage a variety of mines and mining situations that many of the majors found difficult. A key to Metorex's success is decentralisation of control to mine level. ETC has some excellent people and we will be working closely with the current mine management and staff to bring down costs while increasing production levels with some demanding targets."

The ETC assets purchased comprise the Sheba, New Consort and Fairview mines. In the six months to 31 December 2002 ETC milled 162 700 tons of ore at an average grade of 9.13 grams per ton, producing sales of 1 486 kg of gold at a cash cost of R71 097 per kg. This compares with a current market price of gold of approximately R94 000. The ETC mines have a minimum expected life of 10 years, with proven reserves of 8 950 kilograms (288 000 oz) and probable reserves of a further 9 400 kilograms (302 000 oz). The mine also has significant measured, indicated and inferred resources amounting to 27 355 kilograms (880 000 oz).

Setting out the financial implications of the transaction, Charles Needham, Metorex Financial Director, said that, on conclusion of the agreement, Metorex would hold 54 percent of ETC, MCI Resources 26 percent and Crew Development Corporation, a substantial existing shareholder in Metorex, the remaining 20 percent. The deal will be funded by a mixture of equity and debt, which has already been put in place.

"This is a significant transaction." says Needham, "ETC will become a major income contributor to the group. In carrying out our feasibility studies on the transaction, we ignored the current abnormal spike in the gold price and concentrated on the long-term value of the mines. We are convinced that, with the assistance of MCI Resources, we can fully utilise the ETC assets to the benefit of all our shareholders."
Needham said that the potential impact on Metorex's earnings could only be disclosed on Wednesday, 19 February, when the company's interim results for the six months to 31 December 2002 are scheduled to be released.

ends.

CONTACTS:
Metorex Limited
Simon Malone (Chairman) Tel: +27 11 880 3155
TriLogy Communications
Douglas Taylor Tel: +27 82 455 3577

NOTES:
Metorex Group
The Metorex Group, listed in the "Other Mineral Extractors" sector of the JSE Securities Exchange, has a long history in the Southern African mining arena. Founded in 1975, the group listed on the JSE via a reverse take-over of Consolidated Murchison in 1999. The group's focus is on a range of minerals and mines where management use their distinctive expertise and ingenuity in developing resources larger mining companies often regard as uneconomic. This gives this mid-tier mining company a unique position in the South African mining hierarchy. The group mines and treats Antimony, Coal (with equity

partner Umnotho weSizwe) Copper, Fluorspar, Gold, Manganese, Silver and Zinc. Group operations are spread across Southern Africa and mining opportunities in this region that fit into the group's strategy are continually being evaluated. Prior to the MCI transaction the group had a market capitalisation in the region of R500 million.

MCI

MCI is an empowerment company Chaired by Cyril Ramaphosa. The group has three main businesses, namely Private Equity, Property and Resources. There are also other strategic investments, such as the recent transaction entered into with Alexander Forbes. The first close for the MCI Value Partners Fund I, which has as anchor investors Sanlam and the DBSA, was concluded in December 2002. Property is an area the company intends exploring in the near term. Resources, via MCI Resources, will invest in appropriate mining ventures and will look to support these investments with skills partnerships in the key mining related disciplines. MCI Resources recently announced the acquisition of 25% of Kangra Coal from Graham Beck and the ETC transaction with Metorex is the second major investment by the group in the past six months since its inception.

ETC

With a history going back to before the discovery of gold on the Witwatersrand, ETC (formerly Eastern Transvaal Consolidated Mines) is a greenstone mining operation situated near Barbeton in the Mpumulanga Province. Operations currently comprise the Sheba, New Consort and Fairview mines which produce approximately 100 000 oz of gold per annum.

Sponsor & Corporate adviser


BARNARD
JACOBS
MELLET

---

back to Press Releases



METOREX LIMITED

Press Release : 19 February 2003

METOREX INTERIM RESULTS SUBSTANTIALLY UP ON LAST YEAR

- **Gross revenue up by 19%**
- **Headline earnings increased by 124%**
- **HEPS 94% higher**
- **ETC acquisition completed**
- **Strategic equity partner for Chibuluma South imminent**

Metorex Limited today announced its results for the six months ended December 2002 as well as providing further details of its acquisition of ETC from Avgold.

Gross revenue was 18.7% up at R 462.3 million, while headline earnings of R30 576 million were 123.5% higher than the equivalent period last year. Headline earnings per share increased by 94.3%, lower than the increase in headline earnings due to additional shares being issued during the period. The company also made significant debt repayments of R34.3 million during the period, bringing its debt:equity ratio down to 30.7% from 38.9% at June 2002.

Commenting on the results, Chairman Simon Malone said that sparkling performances from coal and antimony, where both sales volumes and prices had increased, helped drive the results. As with all mining companies, the recent strength of the Rand had affected earnings during the last quarter.

"However," Malone says, "while the sustained strength of the Rand will impact on future earnings, the recent gold price spike, coupled with the ETC acquisition and improved base mineral prices, should enhance future earnings."

Commenting on the ETC acquisition, Malone is bullish. "We have worked a long time on this deal." He says. "We believe we can add substantial value to ETC, and ETC certainly adds value to Metorex. If we had acquired ETC at 1 July 2002, the start of the current reporting period, headline earnings per share would have been 9% up. And that would be after having issued 30 million new ordinary shares, equivalent to 21.6% of the total number of shares currently in issue.."

"We are, of course, extremely pleased to have MCI Resources as partners in the ETC transaction. The people there have the expertise and will work well with us to get ETC performing at full stretch. Of course the empowerment shareholding is an advantage and we are pleased to already have achieved the 26% for these mines. We can expect further developments with MCI Resources and our other empowerment partners, Umnotho weSizwe."

Financial Director, Charles Needham, said that he was especially pleased that the Industrial Development Corporation had agreed in principle to acquire a stake in the Chibuluma South copper mining operations. "The IDC, subject to finalising the agreement, are taking a 35% stake in the business and will invest million, while Chibuluma will contribute the infrastructure, mining assets and a further US$1.3 million. This will place Chibuluma South on a sound footing and allow it to continue development. Full production will be reached in the next twelve to fifteen months."

With regard to future prospects, Malone is naturally cautious. "We are dependent on the vagaries of mineral

prices and exchange rates." he says. "However we have an excellent portfolio of mining operations and expect to benefit from the ETC acquisition as well as the strength of the antimony and coal prices. We will also continue to look for further quality acquisitions to add value to our shareholders, preferably in conjunction with empowerment partners."

ends

19 February 2003

Sponsor & Corporate adviser

BARNARD
JACOBS
MELLET

Metorex Limited
Charles Needham, Financial Director Tel: +27 11 880 3155
TriLogy Communications
Douglas Taylor Tel: +27 82 455 3577

back to Media Releases

FAX TO:- Mark Mason
Deloitte 0944 207 456 6001

FROM:- Mike Scott
Metorex

Metorex Limited - Financial Report **Release Date: 19/02/2003**

Code(s): MTX

Metorex Limited - Financial Report
METOREX LIMITED
Registration number 1934/005478/06
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange South Africa and London Stock Exchange
JSE alpha MTX ISIN ZAE000022745
Issuer code MEMTX
www.metorexgroup.com
("the Group")

* The ETC Division acquired from Avgold Limited
* Chibuluma South equity partner imminent
* Headline earnings per share increased 94%
* Debt to equity ratio improves from 39% to 31%
* Interim dividend of 4 cents per share declared

Consolidated interim results for the period ended 31 December 2002
Consolidated income statement

	Six months 31 December 2002 Unaudited	Six months 31 December 2001 Unaudited
	R000	R000
Revenue - Mineral sales		
Copper	161 773	152 616
Zinc	48 278	50 566
Coal	92 834	61 859
Fluorspar	50 978	52 566
Gold	49 105	43 522
Antimony	49 330	16 216
Cobalt	5 855	9 005
Other	4 153	2 995
Gross revenue	462 306	389 345
Realisation costs	60 605	64 398
On-mine revenue	401 701	324 947
Cost of production	347 239	291 140
- cash costs	326 883	281 482
- stock movement	474	(4 913)
- depreciation	19 882	14 571
Mining profit	54 462	33 807
Impairment - Chibuluma assets	-	(112 368)
Other expenses	3 010	4 803
Income before finance costs	51 452	(83 364)
Net finance costs	7 005	1 380
Income before taxation	44 447	(84 744)

Income after taxation	30 568	(96 835)
Income attributable to outside shareholders	1 822	3 687
Income/(loss) attributable to ordinary shareholders	28 746	(100 522)
Earnings per share (cents)	20,68	(83,21)
Headline earnings per share (cents)	22,00	11,32
Dividend per share (cents)	10,0	12,0
Proposed dividend per share (cents)	4,0	-
Income attributable to ordinary shareholders	28 746	(100 522)
Impairment provision	-	112 368
Goodwill amortisation	1 830	1 830
Headline earnings	30 576	13 676
Weighted average shares in issue (000's)	138 985	120 805
Number of shares in issue at end of period (000's)	139 019	120 805

Statement of change in equity

Six months Six months

	31 December 2002 Unaudited R000	31 December 2001 Unaudited R000
Shareholders' equity at start of period	391 116	355 428
Shares issued	121	203
Hedging and translation reserve	(22 442)	10 711
Net income/(loss) for the period	28 746	(100 522)
Dividends distributed	(13 898)	(14 497)
	383 643	251 323

Consolidated balance sheet

Unaudited Audited

	31 December 2002 R000	30 June 2002 R000
ASSETS		
Non-current assets		
Property, plant and equipment	222 159	239 346
Mineral rights	205 202	240 665
Goodwill	23 803	25 633
Investments	891	891
Deferred tax asset	706	8 031
	452 761	514 566
Current assets		
Inventories	64 923	70 858
Trade and other receivables	115 930	110 809
Derivative instruments	1 323	-
Taxation prepaid	5 432	6 314
Bank balances and cash	55 090	104 622
242 698 292 603		
Total assets	695 459	807 169
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	383 204	383 083
Hedging and translation reserve	(11 518)	10 924
Retained income	140 023	125 175
Reverse acquisition reserve	(128 066)	(128 066)
383 643 391 116		
Minority interest	16 512	16 490
Non-current liabilities		
Long-term liabilities - Interest bearing	67 280	84 907
Long-term provisions	46 060	48 434
Deferred tax liabilities	43 457	71 283
	156 797	204 624
Current liabilities		
Trade and other payables	71 247	102 224
Derivative instruments	-	380
Short-term borrowings - Interest bearing	38 498	57 734
Short-term provisions	14 520	14 517
Bank overdraft	12 149	9 353
Taxation	2 093	10 731

Total equity and liabilities	695 459	807 169
Net asset value per share (cents)	276	281
Net tangible asset value per share (cents)	259	263

Consolidated cash flow statement

	Six months	Six months
31 December 2002 31 December 2001		
	Unaudited R000	Unaudited R000
Cash generated before working capital charges	73 164	45 405
Working capital charges	(36 222)	(32 179)
Cash generated by operations	36 942	13 226
Taxation paid	(16 587)	(19 136)
Dividends paid	(15 698)	(17 497)
Finance costs	(7 005)	(1 380)
Cash outflow from operating activities	(2 348)	(24 787)
Cash outflow from investing activities	(14 899)	(48 791)
Cash (outflow)/inflow from financing activities	(34 268)	22 692
Net decrease in cash and cash equivalents	(51 515)	(50 886)
Net cash balance at beginning of period	95 269	88 186
Effect of foreign exchange rate changes	(813)	-
Cash at end of period	42 941	37 300

COMMENTARY

RESULTS OF OPERATIONS

The Group increased its headline earnings per share by 94% to 22 cents for the six months ended 31 December 2002. The improved results are mainly attributable to an increase of 19% in Group revenue to R462 million. The antimony and coal operations performed exceptionally with increased sales volumes and unit prices achieved. Increased coal production led to an increase of 15% in coal sales volumes which, coupled with an average price increase of 30% to R125 per ton, improved Group revenue by R31 million. The spike in the antimony price to an average of $17 per mtu for the current period and a 12% improvement in volumes contributed to an increase in revenue of R33 million. Overall commodity prices improved year on year and a higher average Rand/US Dollar exchange rate prevailed.

The increase of 16% in cash costs was due primarily to increased antimony and coal production and the exchange rate effect on US Dollar denominated costs. The performance for the quarter ended 31 December 2002 was hampered by plant throughput problems at Chibuluma with lower copper production output and sales. The strength of the Rand/US Dollar exchange rate in the quarter to 31 December 2002 had a material impact on earnings.

The 36% increase in depreciation is mainly the result of the commissioning of the O`Okiep Slag Plant and the Chibuluma West incline shaft.

The Group debt to equity ratio improved to 30,7% (30 June 2002: 38,9%) at 31 December 2002. The improvement is the result of significant debt repayments during the period totalling R34,3 million, which mainly related to the Chibuluma debt.

The Group`s earnings are sensitive to sustained strength in the Rand/US Dollar exchange rate. However, recent improvements in gold and base metal prices, if sustained, will ameliorate the impact.

ACQUISITION OF AVGOLD LIMITED`S ETC DIVISION

On 14 February 2003, Metorex Limited (54%), Millennium Consolidated Investments Limited (26%) and Crew Development Corporation (20%) entered into an agreement, through a dormant company Barberton Mines Limited, to acquire from Avgold Limited its ETC Division, which agreement is subject to certain conditions precedent.

The details of the transaction were set out in an announcement dated 17 February 2003.

Pro forma financial effects of the ETC acquisition

Set out below are the unaudited pro forma financial effects of the ETC acquisition based on the unaudited financial information of Metorex and the ETC Division, excluding ETC`s share of Avgold`s hedging losses, for the six months ended 31 December 2002.

	Unaudited before the ETC acquisition (cents)	Pro forma after the ETC acquisition (cents)	Change (%)
Earnings per share	20,7	22,8	10
Headline earnings per share	[illegible]		

Net asset value per share	276,0	280,2	2
Net tangible asset value per share	258,8	266,2	3

Notes:

1. The earnings per share, headline earnings per share, net asset value per share and net tangible asset value per share figures in the "Unaudited before the ETC acquisition" column have been extracted from the unaudited financial information of Metorex for the period ended 31 December 2002.
2. The earnings per share and headline earnings per share figures in the "Pro forma after the ETC acquisition" column have been calculated:
- on the basis that the ETC acquisition was implemented with effect from 1 July 2002;
- on the basis that interest of 14,6% pre-tax was incurred by Barberton Mines on the R150 million interest-bearing debt;
- on the basis that Metorex has foregone interest of 10% pre-tax on the R30 million cash contribution;
- on the basis that no interest was incurred on the shareholder's loans from Metorex and Crew;
- on the assumption that Metorex issued 30 million new ordinary shares;
- on the basis that the life of the ETC mine is 10 years; and
- without taking into account any potential transaction costs in relation to the ETC acquisition.
3. The net asset value per share and net tangible asset value per share figures in the "Pro forma after the ETC acquisition" column have been calculated on the basis that the ETC acquisition was implemented with effect from 31 December 2002.
4. Shareholders are advised that they no longer need to act with caution when trading in Metorex securities.

CHIBULUMA SOUTH EQUITY PARTNER

Chibuluma Mines Plc is finalising a shareholder agreement with the Industrial Development Corporation ("IDC") whereby the IDC will acquire a 35% interest in the development of the Chibuluma South operations. The Chibuluma South operations will be separately housed in a company (Newco) to which Chibuluma Mines Plc will sell the relevant infrastructure and mining assets. Newco will also receive cash contributions of $8,3 million and $1,3 million respectively from the IDC and Chibuluma Mines Plc.

Development of the Chibuluma South orebody is expected to commence during the second half of this calendar year and should continue for 12 - 15 months before production commences.

FUTURE PROSPECTS

The Group continues to pursue quality acquisitions, which would add value to its shareholders. This process involves various discussions with potential empowerment partners, which will add to the existing partnerships with Millennium Consolidated Investments and Umnotho weSizwe.

CAPITAL EXPENDITURE AND COMMITMENTS

Group capital expenditure for the period totalled R14,9 million (2001: R48,8 million), which mainly related to the upgrading of equipment at Wakefield and Chibuluma, expenditure on the Middelburg coal project, final plant improvements at Vergenoeg, components for a smelter upgrade at O'Okiep and expenditure on the Beta shaft at Consolidated Murchison.

Contracted capital commitments at 31 December 2002 amount to R11,4 million (30 June 2002: R1 million), whilst uncontracted commitments amount to R4,2 million (30 June 2002: R5 million).

Operating lease commitments, which fall due within one year amount to R2,7 million (30 June 2002: R2,3 million), whilst commitments of R4,7 million (30 June 2002: R2,4 million) fall due in years two to five.

ACCOUNTING POLICIES

The interim results have been prepared on the historical cost basis in accordance with International Accounting Standards. The accounting policies are consistent with those adopted in the financial year ended 30 June 2002. Where necessary comparative figures have been adjusted to conform with changes in presentation in the current year.

SAFETY

The Group's operations produced commendable safety statistics and thanks are extended to all staff for their contribution to this record. Management is firmly committed to the elimination of all risks that threaten the health and safety of employees.

Notice is hereby given that an interim dividend referenced No. 006 of 4 (four) cents per share has been declared in respect of the period ended 31 December 2002. The dividend, which is declared in the currency of the Republic of South Africa, will be paid on 17 March 2003.

The last day to trade in the company's shares for purposes of entitlement is Friday, 7 March 2003. The shares will commence trading ex-dividend on Monday, 10 March 2003 and the record date is Friday, 14 March 2003. Share certificates may not be dematerialised or rematerialised between Monday, 10 March 2003 and Friday, 14 March 2003, both days inclusive.

A S MALONE
Chairman

C D S NEEDHAM
Financial Director

By order of the board
19 February 2003

Secretaries:
Meyer Wilson Marsh Inc
7 West Street
Houghton
2198

Transfer Secretaries:
Computershare Investor Services Limited
70 Marshall Street
Johannesburg
2000

Date: 19/02/2003 04:27:00 PM Produced by the JSE SENS Department